===============================================================================



                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of                      November                          2005
                         -----------------------------------        ------------
Commission File Number
                                     000-51034
                         -----------------------------------

                           ACE Aviation Holdings Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

      5100 de Maisonneuve Boulevard West, Montreal, Quebec, Canada, H4A 3T2
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

             Form 20-F                     Form 40-F        X
                       ----------------             ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     -----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                     -----

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes                           No          X
                 ------------------           ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_____________


================================================================================

                                 DOCUMENT INDEX

Documents

1.  Press Release dated November 2, 2005 and Company Highlights

2. Unaudited Consolidated Financial Statements of the Registrant for the three and nine months periods ended September 30, 2005.

3.  Third Quarter 2005 Management's Discussion and Analysis.

4.  Form 52-109FT2 Certification of Interim Filings - CEO.

5.  Form 52-109FT2 Certification of Interim Filings - CFO.

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on February 8, 2005 (File No. 333-122635) and on October 26, 2005 (File No. 333-129248).

                                                                      Document 1

ACE Aviation Holdings Inc.

News Release                                                   [GRAPHIC OMITTED]
--------------------------------------------------------------------------------


ACE AVIATION HOLDINGS INC. REPORTS THIRD QUARTER OPERATING
INCOME OF $320 MILLION AND NET INCOME OF $270 MILLION

OVERVIEW

     o   Net income of $270 million.
     o   Operating income of $320 million in the third quarter of 2005.
     o Despite a fuel expense increase of $213 million or 46 per cent, an improvement of $77 million compared to the $243 million in operating income before reorganization and restructuring items achieved in the third quarter of 2004.
     o Operating revenues up $337 million or 14 per cent reflecting passenger revenue increases in all markets.
     o EBITDAR for the quarter of $550 million, an improvement of $36 million from the 2004 quarter.
     o   Excluding fuel expense, unit cost was reduced by 3 per cent.
     o System passenger load factor up 2.0 percentage points to 82.4 per cent, a record for any quarter in the Corporation's history.
     o   North America's most profitable carrier in the third quarter.

MONTREAL, November 2, 2005 - ACE Aviation Holdings Inc. (ACE) reported today operating income of $320 million for the third quarter of 2005, an increase of $77 million from the operating income before reorganization and restructuring items of $243 million recorded in the third quarter of 2004. EBITDAR(1) of $550 million was achieved in the third quarter of 2005, an improvement of $36 million over the 2004 quarter. Operating revenues were up $337 million or 14 per cent reflecting passenger revenue increases in all markets. Passenger traffic, as measured by revenue passenger miles (RPMs), increased 9 per cent on a capacity increase of 6 per cent, as measured by available seat miles (ASMs), resulting in a passenger load factor improvement of 2.0 percentage points. On the same basis of presentation as in the third quarter of 2004, passenger revenue per available seat mile (RASM) was up 5 per cent reflecting the improvement in the passenger load factor combined with the 3 per cent improvement in passenger yield, as measured by passenger revenue per revenue passenger mile.

Operating expenses increased $260 million or 12 per cent over the third quarter of 2004 and included a fuel expense increase of $213 million or 46 per cent versus the 2004 quarter on a capacity increase of 6 per cent. Excluding fuel expense, unit cost was reduced by 3 per cent from the third quarter of 2004.

Net income for the third quarter of 2005 was $270 million and included a provision for income taxes of $128 million. This compared to a net loss of $81 million which included reorganization and restructuring items of $313 million recorded in the third quarter of 2004 and an income tax provision of only $1 million.

"Since the formation of ACE thirteen months ago we have reported improved operating results in successive quarters year over year and I am pleased to again report a significant improvement in operating results for the Corporation in the third quarter," said Robert Milton, Chairman, President and CEO of ACE Aviation Holdings Inc.

"Our ongoing efforts to reposition this company are clearly paying off. These results for the third quarter, traditionally our best, are the strongest results reported by any North American carrier for the period and reflect our ability to now achieve North American industry leading levels of profitability versus low cost carriers as well as legacy carriers. However, in the face of record fuel prices and ever-increasing airport and air navigation fees, we must renew our focus on reducing costs while ensuring we retain the highest levels of safety and remain the airline of choice for consumers. In addition to my appreciation for the unrelenting efforts of our employees, on behalf of all of us at ACE, I would like to thank our customers for their tremendous support in enabling us to achieve eighteen straight months of record load factors.

"We remain confident that, barring any further unforeseen events, ACE's financial results for the full year will be amongst the strongest in the industry."


Other developments
------------------

Fleet and network enhancements

Since the commencement of the third quarter, Air Canada has added 14 aircraft to its fleet: one Airbus A340-300 aircraft, two Boeing 767-300 aircraft and the first 11 of 15 EMBRAER 175 aircraft on order. The remaining four EMBRAER 175 aircraft on order will be in operation by January 2006. The airline will begin taking delivery of 45 EMBRAER 190 aircraft in November 2005.

Air Canada Jazz continued taking delivery of 75-seat CRJ-705 aircraft in the quarter, following the arrival of the first of 15 aircraft in May. Fourteen CRJ-705s are currently in operation and the remaining aircraft will be in service in November 2005. Jazz also entered into a four year lease agreement with GECAS for an additional 8 recent production CRJ-200 aircraft. By mid-2006, the Jazz fleet will be at 133 aircraft including 73 Bombardier Regional Jet aircraft.

The introduction of these next-generation, fuel efficient jet aircraft has allowed Air Canada and Jazz to better match capacity to market demand thereby allowing the airline to maintain its strategy of disciplined capacity growth and pursue new opportunities in markets best suited for these sizes of aircraft. With the arrival of these new aircraft, Air Canada has introduced Executive Class and in-flight enhancements on key U.S. transborder routes serving Washington D.C. Regan National, Philadelphia, Atlanta, Dallas and Houston, as well as on Montreal-Winnipeg and Ottawa-Winnipeg routes. New next-generation jet aircraft were also deployed on Toronto-Boston and Toronto-Newark routes, resulting in increased service with Executive Class. The deployment of new CRJ-705s has introduced Executive Class service on the Toronto-Houston route, and has resulted in increased flights on the Calgary-Houston, Toronto-Saskatoon and Toronto-Regina routes. Customers have responded very favourably to the introduction of these two new aircraft types.

In the meantime, existing aircraft are being redeployed to introduce new routes and enhance service on existing routes. Air Canada Jazz has converted more than 10 existing routes (of over 1.5 hours duration) from Dash-8 turboprop to 50-seat CRJ jet service offering customers enhanced comfort and faster travel times. Beyond greater convenience for customers, the conversion of these longer distance turbo-prop routes to higher speed, and more productive CRJ jet aircraft have the benefit of keeping costs of operation competitive with the turbo-props they replace.

New routes introduced include: Hamilton- Montreal, Hamilton-Ottawa, Vancouver-Las Vegas, Calgary-Las Vegas, Edmonton-Regina and Edmonton-Saskatoon. The remaining EMBRAER 175 and CRJ-705 deliveries will allow further route expansion in the coming months including the start-up of service between Vancouver-San Diego, Abbotsford-Toronto, Abbotsford-Calgary, Calgary-Newark and Calgary-Orlando.


Expansion of Toronto Hub as gateway to Asia

Air Canada continued to grow its non-stop services between its main hub in Toronto and Asia in the quarter with the addition of Toronto-Seoul non-stop summer service. From Toronto, Air Canada now operates non-stop flights to Hong Kong, Tokyo and Beijing and the carrier plans to introduce non-stop service to Shanghai in 2006 as well as re-introduce Toronto-Seoul non-stop services. Between its Toronto and Vancouver gateways, Air Canada has one of the most extensive transpacific networks in operation, with up to 12 non-stop flights per day in each direction between Canada and seven destinations in Asia. Starting November 1, long haul international flights have been relocated to Pearson's Terminal 1 adjacent to Air Canada's domestic operations eliminating the need for ground transportation to and from the airport's Infield Terminal.

The carrier also operates all-cargo services between Toronto and Shanghai five times per week.


Update on the initial public offering of Jazz Air Limited Partnership

On August 4, 2005, ACE announced its intention to proceed with an initial public offering of Jazz Air Limited Partnership ("Jazz") through an income trust structure, with ACE retaining a majority interest in Jazz. ACE is pursuing an initial public offering as a means to maximize the value of its investment in Jazz for the benefit of ACE shareholders. A preliminary prospectus in respect of the offering was expected to be filed in the third quarter of 2005.

On September 30, 2005, the Corporation provided an update on its intention to proceed with an initial public offering of Jazz stating that the preparatory work to file a preliminary prospectus had been completed, and the document was ready for submission. However, given conditions in the income trust market subsequent to the launch by the Department of Finance of consultations on the economic and fiscal implications of publicly listed flow-through entities
(FTEs), including income trusts, and the decision by the Minister of National Revenue to postpone providing advance rulings respecting FTE structures, ACE management felt it appropriate to refrain from proceeding with the filing. ACE will proceed with a Jazz offering as market conditions warrant.

Investment - US Airways

During the quarter, ACE completed its acquisition for $87 million (US$75 million) of approximately 7 per cent of the newly created US Airways, resulting from the merger of US Airways and America West airlines. The market has responded favourably to the formation of this carrier and the value of ACE's investment in the carrier has appreciated by approximately 67 per cent or $US50 million as of the close of trading on November 1, 2005.

Air Canada and ACTS continue to develop their commercial relationships with US Airways. Thus far, ACTS has signed five-year contracts covering a range of activities including heavy maintenance of US Airways' Airbus A330 fleet, landing gear overhaul and work on a variety of engine and flight control components. These contracts will provide approximately $50 million in annual revenues to ACTS. Ongoing discussions continue between US Airways and ACTS on further contracts covering a wide variety of maintenance work. The dollar value and scope of contracts entered into is anticipated to grow further.

In the area of airport services, meaningful cost reductions are expected as Air Canada and US Airways finalize agreements providing for Air Canada's relocation to more attractive airport facilities than currently utilized in a number of U.S. cities.


ACE's Interim Unaudited Third Quarter 2005 Consolidated Financial Statements and Management's Discussion and Analysis (MD&A) are available on ACE's and Air Canada's website www.aircanada.com and at SEDAR.com on November 2, 2005. A copy may also be obtained on request by contacting ACE's Shareholder Relations at
(514) 205-7856.


(1)  NON-GAAP MEASURE
     ----------------

EBITDAR is a non-GAAP financial measure commonly used in the airline industry to assess earnings before interest, taxes, depreciation and aircraft rent. EBITDAR is used to view operating results before aircraft rent and ownership costs as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and asset acquisitions. EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have a standardized meaning and is therefore not comparable to similar measures presented by other public companies. Readers should refer to the attached Consolidated Highlights or ACE's Third Quarter 2005 Management's Discussion and Analysis for a reconciliation of EBITDAR before reorganization and restructuring items to operating income (loss) before reorganization and restructuring items.

CAUTION REGARDING FORWARD-LOOKING INFORMATION
---------------------------------------------

ACE's communications often contain written or oral forward-looking statements which are included in the MD&A and may be included in filings with securities regulators in Canada and the United States. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. All such statements are made pursuant to the "safe harbour" provisions of the governing US securities legislation. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.

Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, restructuring, energy prices, general industry, market and economic conditions, war, terrorist attacks, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations and disputes, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending litigation and actions by third parties. The forward-looking statements contained in this discussion represent ACE's expectations as of November 2, 2005, and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.


                                     - 30 -


INFORMATION

--------------------------------------------------------------------------------


Investor Relations :     Denis Biro                      (514) 422-7837
                         Director, Investor Relations


Shareholder Relations :                                  (514) 205-7856


Internet :               www.aircanada.com


ACE Aviation Holdings Inc.
Consolidated
HIGHLIGHTS (1)                                                              Periods ended September 30
                                                                  --------------------------------------------------
                                                                   Three months                   Nine months
                                                                  --------------------------------------------------
                                                                   Successor  Predecessor   Successor   Predecessor
                                                                   Company -   Company -    Company -   Company -
                                                                    ACE       Air Canada       ACE     Air Canada
                                                                  --------------------------------------------------
                                                                      2005      2004          2005      2004
--------------------------------------------------------------------------------------------------------------------
Financial   (CDN dollars in millions except per share figures)
--------------------------------------------------------------------------------------------------------------------

Operating revenues                                                   2,833    2,496           7,468    6,838
Operating income before reorganization and restructuring items         320      243             487      120
Reorganization and restructuring items                                   0     (313)              0     (871)
Non-operating expense                                                  (38)    (133)              3     (248)
Income (loss) before non-controlling interest,
  foreign exchange gain and provision for income taxes                 282     (203)            490     (999)
Income (loss) for the period                                           270      (81)            361     (895)
Operating margin before reorganization and restructuring items        11.3%     9.7%            6.5%     1.8%
EBITDAR before reorganization and restructuring items (2)              550      514           1,144      953
EBITDAR margin before reorganization and restructuring items          19.4%    20.6%           15.3%    13.9%
Cash, cash equivalents and short-term investments (3)                2,481    1,939           2,481    1,939
Cash flows from (used for) operations                                  (12)     183             641      360
Weighted average common shares used for computation - basic            101      120              97      120
Weighted average common shares used for computation - diluted          119      120             113      120
Earnings (loss) per share - basic                                   $ 2.66  $ (0.67)        $  3.73   $(7.45)
Earnings (loss) per share - diluted                                 $ 2.33  $ (0.67)        $  3.37   $(7.45)

---------------------------------------------------------------------------------------------------------------------------------
Operating Statistics                                                                   % Change                         % Change
---------------------------------------------------------------------------------------------------------------------------------

Revenue passenger miles (millions) (RPM)                            13,981   12,853      9       36,180    33,746           7
Available seat miles (millions) (ASM)                               16,961   15,993      6       45,014    43,722           3
Passenger load factor                                                 82.4%    80.4%   2.0 pp      80.4%     77.2%        3.2 pp
Passenger revenue yield per RPM (excluding Aeroplan)(cents)(4)        16.9     16.5      3         16.8      16.6           1
Passenger revenue yield per RPM (including Aeroplan)(cents)(4)        17.6     16.5      7         17.4      16.6           4
Passenger revenue per ASM (excluding Aeroplan)(cents)(4)              13.9     13.2      5         13.5      12.8           5
Passenger revenue per ASM (including Aeroplan)(cents)(4)              14.5     13.2      9         14.0      12.8           9
Operating revenue per available seat mile (cents)                     16.7     15.6      7         16.6      15.6           6
Operating expense per available seat mile (cents)                     14.8     14.1      5         15.5      15.4           1
Operating expense per available seat mile, excluding fuel expense     10.8     11.2     (3)        11.9      12.7          (6)
Average number of full-time equivalent (FTE)employees (thousands)     32.9     32.3      2         32.3      32.7          (1)
Available seat miles per FTE employee (thousands)                      516      495      4        1,395     1,337           4
Operating revenue per FTE employee (thousands)                         $86      $77     11         $231      $209          11
Aircraft in operating fleet at period end                              309      293      5          309       293           5
Average aircraft utilization (hours per day) (5)(6)                   11.3     10.8      5         10.8      10.4           4
Average aircraft flight length (miles)(6)                              921      897      3          881       849           4
Fuel price per litre (cents) (7)                                      64.0     47.2     36         58.1      43.7          33
Fuel litres (millions)                                               1,055      975      8        2,786     2,674           4

---------------------------------------------------------------------------------------------------------------------------------


(1) References to "Successor Company" refer to ACE and its susidiaries' results for the three months and nine months ended September 30, 2005.
     References to "Predecessor Company" refer to Air Canada and its subsidiaries' results for the three months and nine months ended September
     30, 2004. Refer to Note 1 of Interim Unaudited Third Quarter 2005
     Consolidated Financial Statements for more information.

(2) EBITDAR (earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent) is a non-GAAP financial measure commonly used in the airline industry to view operating results before aircraft rent and ownership costs as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and asset acquisitions. EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have a standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies.

     EBITDAR before reorganization and restructuring items is reconciled to operating income (loss) before reorganization and restructuring items as follows:

                                               Three months ended     Nine months ended
                                                 September 30            September 30
                                                 2005       2004        2005      2004
                                                 ----       ----        ----      ----
                                                   ($ millions)          ($ millions)
     Operating income (loss) before
       reorganization and restructuring items     320      243           487      120
     Add back:
       Aircraft rent                              112      157           300      521
       Depreciation, amortization &
         obsolescence                             118      114           357      312
                                               -----------------       ----------------
     EBITDAR before reorganization
       and restructuring items                    550      514          1,144     953
                                               =================       ================

(3) On September 30, 2004, ACE became the successor and parent holding company of the reorganized Air Canada and its subsidiaries. As a result, the Predecessor Company transferred its cash and cash equivalents to the Successor Company. The figure provided for the three months and nine months ended September 30, 2004 corresponds to the cash and cash equivalents of ACE, the Successor Company, on September 30, 2004.

(4) Beginning in October 2004, Aeroplan redemption revenues related to points redeemed for air travel on Air Canada and Jazz are reflected in passenger revenues. Prior to October 2004, these revenues were recorded in other revenues. Refer to page 5 of the MD&A for more information.

(5)  Excludes maintenance down-time.

(6) Excludes third party carriers operating under capacity purchase arrangements.

(7)  Includes all fuel handling expense.


                                                                      Document 2

ACE Aviation Holdings Inc.
Consolidated Statement of Operations and Retained Earnings (Deficit)
------------------------------------------------------------------------------------------------------------------------------------
(in millions except per share figures - Canadian dollars)
(unaudited)
                                                                                             Predecessor Company - Air Canada
                                                    Successor Company - ACE (note 1)                   (note 1)
                                                 ----------------------------------------------------------------------------------
                                                 Three Months Ended   Nine Months Ended | Three Months Ended    Nine Months Ended
                                                 September 30, 2005  September 30, 2005 | September 30, 2004    September 30, 2004
                                                 ---------------------------------------|------------------------------------------
Operating revenues                                                                      |
   Passenger                                         $     2,461        $    6,300      |      $  2,123           $   5,628
   Cargo                                                     162               444      |           142                 405
   Other                                                     210               724      |           231                 805
                                                 ---------------------------------------|------------------------------------------
                                                           2,833             7,468      |         2,496               6,838
                                                 ---------------------------------------|------------------------------------------
Operating expenses                                                                      |
   Salaries, wages and benefits                              636             1,872      |           630               1,989
   Aircraft fuel                                             675             1,620      |           462               1,174
   Aircraft rent (note 1)                                    112               300      |           157                 521
   Airport and navigation fees                               259               702      |           206                 616
   Aircraft maintenance, materials and supplies               80               263      |            80                 265
   Communications and information technology                  75               230      |            73                 236
   Food, beverages and supplies                               94               253      |            98                 264
   Depreciation, amortization and obsolescence               118               357      |           114                 312
   (note 2)                                                                             |
   Commissions                                                68               206      |            78                 240
   Other                                                     396             1,178      |           355               1,101
                                                 ---------------------------------------|------------------------------------------
                                                           2,513             6,981      |         2,253               6,718
                                                 ---------------------------------------|------------------------------------------
                                                                                        |
Operating income before                                                                 |
reorganization and restructuring items                       320               487      |           243                 120

   Reorganization and restructuring items                                               |
   (note 12)                                                   -                 -      |          (313)               (871)
                                                                                        |
Non-operating income (expense)                                                          |
   Dilution gain (note 5)                                      -               190      |             -                   -
   Interest income                                            20                47      |             2                   6
   Interest expense                                          (76)             (228)     |           (62)               (169)
   Interest capitalized                                        2                 8      |             -                   -
   Gain (loss) on sale of and provisions                                                |
     on assets                                                 2                 2      |           (62)                (75)
   Other                                                      14               (16)     |           (11)                (10)
                                                 ---------------------------------------|------------------------------------------
                                                             (38)                3      |          (133)               (248)
                                                 ---------------------------------------|------------------------------------------
                                                                                        |
Income (loss) before the following items                     282               490      |          (203)               (999)
                                                                                        |
Non-controlling interest                                      (9)              (16)     |             -                   -
                                                                                        |
Foreign exchange gain                                        125                57      |           123                 106
                                                                                        |
Provision for income taxes                                  (128)             (170)     |            (1)                 (2)
                                                 ---------------------------------------|-----------------------------------
Income (loss) for the period                         $       270          $    361      |      $    (81)          $    (895)
                                                 ===========================================================================
                                                                                        |
Plan of arrangement and fresh start                                                     |
reporting (note 1)                                                                      |                             6,042
                                                                                        |
Retained earnings (deficit), beginning                                                  |
of period as originally reported                                                15      |                            (5,147)
                                                                                        |
Adjustment related to a change in accounting                                            |
policy (note 1)                                                                142      |                                 -
                                                                           -------------|                       ------------
Retained earnings (deficit), beginning of                                               |
period as restated                                                             157      |                            (5,147)
                                                                           -------------|                       ------------
Retained earnings, end of period                                           $   518      |                         $       -
                                                                           =============|                       ============
                                                                                        |
Earnings (loss) per share                                                               |
   - Basic                                           $       2.66          $  3.73      |      $  (0.67)          $   (7.45)
                                                 =======================================|===================================
   - Diluted                                         $       2.33          $  3.37      |      $  (0.67)          $   (7.45)
                                                 ===========================================================================


The accompanying notes are an integral part of the consolidated financial statements.


ACE Aviation Holdings Inc.
Consolidated Statement of Financial Position
---------------------------------------------------------------------------------------------------------------------------
(in millions of Canadian dollars)
(unaudited)

                                                                                          Successor Company - ACE (note 1)
                                                                                         ----------------------------------
                                                                                            September 30       December 31
                                                                                                2005               2004
                                                                                         ----------------------------------
ASSETS

Current
   Cash and cash equivalents (note 5)                                                        $      1,111       $    1,481
   Short-term investments (note 1)                                                                  1,370              151
                                                                                         ----------------------------------
                                                                                                    2,481            1,632

   Restricted cash                                                                                     35              118
   Accounts receivable                                                                                898              547
   Spare parts, materials and supplies                                                                236              237
   Prepaid expenses                                                                                    96              161
                                                                                         ----------------------------------
                                                                                                    3,746            2,695

Property and equipment(note 2)                                                                      5,163            3,696

Deferred charges                                                                                      144              167

Intangible assets                                                                                   2,467            2,691

Investments and other assets (note 3)                                                                 373              137
                                                                                         ----------------------------------

                                                                                             $     11,893       $    9,386
                                                                                         ==================================

LIABILITIES

  Current
   Accounts payable and accrued liabilities                                                  $      1,315       $    1,197
   Advance ticket sales and loyalty program deferred revenues                                       1,462            1,076
   Current portion of long-term debt and capital lease obligations (note 4)                           264              218
                                                                                         ----------------------------------
                                                                                                    3,041            2,491

  Long-term debt and capital lease obligations (note 4)                                             3,400            2,328
  Convertible preferred shares                                                                        144              132
  Future income taxes                                                                                 229              243
  Pension and other benefit liabilities                                                             2,233            2,344
  Non-controlling interest (note 1)                                                                   200                -
  Other long-term liabilities                                                                       1,388            1,645
                                                                                         ----------------------------------
                                                                                                   10,635            9,183
                                                                                         ----------------------------------
Commitments (note 9) and Guarantees (note 10)

SHAREHOLDERS' EQUITY

Share capital and other equity (note 7)                                                               736              187

Contributed surplus                                                                                     4                1

Retained earnings                                                                                     518               15
                                                                                        -----------------------------------
                                                                                                    1,258              203
                                                                                        -----------------------------------
\                                                                                            $     11,893       $    9,386
                                                                                        ===================================

The accompanying notes are an integral part of the consolidated financial statements.

ACE Aviation Holdings Inc.
Consolidated Statement of Cash Flow
-----------------------------------------------------------------------------------------------------------------------------------
(in millions of Canadian dollars)
(unaudited)

                                                                                             Predecessor Company - Air Canada
                                                    Successor Company - ACE (note 1)                   (note 1)
                                                 ----------------------------------------------------------------------------------
                                                 Three Months Ended   Nine Months Ended | Three Months Ended    Nine Months Ended
Cash flows from (used for)                       September 30, 2005  September 30, 2005 | September 30, 2004    September 30, 2004
                                                 ---------------------------------------|------------------------------------------
                                                                                        |
Operating                                                                               |
   Income (loss) for the period                     $         270        $        361   |     $      (81)                (895)
                                                                                        |
   Adjustments to reconcile to net                                                      |
   cash provided by operations                                                          |
      Reorganization and restructuring                                                  |
        items (note 12)                                         -                   -   |            281                  786
      Depreciation, amortization and obsolescence             118                 357   |            114                  312
      (Gain) loss on sale of and provisions                                             |
         on assets                                             (2)                 (2)  |             62                   75
      Dilution gain (note 5)                                    -                (190)  |              -                    -
      Foreign exchange                                       (149)                (94)  |           (123)                (106)
      Future income taxes                                     125                 161   |              1                   (5)
      Employee future benefit funding (more                                             |
        than) less than expense                               (33)                (47)  |             34                  126
      Decrease (increase) in accounts                                                   |
        receivable                                           (131)               (330)  |            (15)                (191)
      Decrease (increase) in spare parts,                                               |
        materials and supplies                                  3                  (2)  |             (7)                   -
      Increase (decrease) in accounts payable                                           |
        and accrued liabilities                                (7)                 53   |             49                   34
      Increase (decrease) in advance ticket                                             |
        sales, net of restricted cash                        (208)                230   |           (138)                 196
      Aircraft lease payments (in excess of)                                            |
        less than rent expense                                 (6)                 (7)  |             (3)                 (31)
      Other                                                     8                 151   |              9                   59
                                                    ------------------------------------|------------------------------------------
                                                              (12)                641   |            183                  360
                                                    ------------------------------------|------------------------------------------
Financing                                                                               |
   Issue of share capital (note 7)                             (1)                442   |              -                    -
   Issue of convertible notes (note 4)                          -                 319   |              -                    -
   Issue of subsidiary units (note 5)                           -                 232   |              -                    -
   GE DIP financing                                             -                   -   |              -                  300
   Aircraft related borrowings                                213                 213   |            116                  233
   Credit facility borrowings (note 4)                        (18)                300   |              -                   80
   Reduction of long-term debt and capital                                              |
     lease obligations                                        (67)               (834)  |            (49)                (358)
   Distributions paid to non-controlling interest              (3)                 (3)  |              -                    -
   Other                                                        1                  (4)  |             (2)                  (2)
                                                    ------------------------------------|------------------------------------------
                                                              125                 665   |             65                  253
                                                    ------------------------------------|------------------------------------------
Investing                                                                               |
   Short-term investments                                     136              (1,219)  |             78                  186
   Sale of subsidiary units (note 5)                            -                  35   |              -                    -
   Additions to capital assets                               (316)               (411)  |           (142)                (328)
   Proceeds from sale of assets                                 4                  41   |              1                    2
   Cash collaterization of letters of credit                  (15)                (35)  |              -                    -
   Investment in US Airways (note 3)                          (87)                (87)  |              -                    -
                                                    ------------------------------------|------------------------------------------
                                                             (278)             (1,676)  |            (63)                (140)
                                                    ------------------------------------|------------------------------------------
                                                                                        |
Increase (decrease) in cash and cash equivalents             (165)               (370)  |            185                  473
                                                                                        |
Cash and cash equivalents, beginning of period              1,276               1,481   |            772                  484
                                                                                        |
Cash and cash equivalents transferred                                                   |
  to the Successor Company                                      -                   -   |           (957)                (957)
                                                    ------------------------------------|------------------------------------------
                                                                                        |
Cash and cash equivalents, end of period            $       1,111        $      1,111   |     $        -           $        -
                                                    ====================================|==========================================
                                                                                        |
Cash payments of interest                           $          54        $        163   |     $       41           $      131
                                                    ====================================|==========================================
Cash payments of income taxes                       $          11        $         20   |     $        -           $        -
                                                    ===============================================================================

Cash and cash equivalents exclude short-term investments of $1,370 as at September 30, 2005 ($151 as at December 31, 2004)

The accompanying notes are an integral part of the consolidated financial statements.

ACE Aviation Holdings Inc.
Consolidated Statement of Cash Flow
--------------------------------------------------------------------------------------------------------------------
(in millions of Canadian dollars)
(unaudited)

                                                                              Successor Company - ACE (note 1)
                                                                      ----------------------------------------------
                                                                        Three Months Ended      Nine Months Ended
                                                                        September 30, 2004      September 30, 2004
                                                                      ----------------------------------------------
Cash flows from (used for)

Operating
   Settlement of lease obligations                                       $         (290)        $      (290)
   Rebate on lease settlement                                                        33                  33
   Take out fee on notes and warrants                                               (45)                (45)
   Fees conditional on emergence                                                    (12)                (12)
                                                                      ----------------------------------------------
                                                                                   (314)               (314)
                                                                      ----------------------------------------------
 Investing
   Cash collaterization of lines of credit                                          (21)                (21)
                                                                      ----------------------------------------------

Financing
   Drawdown of exit financing                                                       527                 527
   Repayment of GE DIP financing                                                   (300)               (300)
   Preferred shares issued to Cerberus for cash                                     238                 238
   Shares issued for cash under Rights Offering                                     852                 852
                                                                      ----------------------------------------------
                                                                                  1,317               1,317
                                                                      ----------------------------------------------

Increase in cash and cash equivalents                                               982                 982

Cash and cash equivalents
  transferred from the Predecessor Company                                          957                 957
                                                                      ----------------------------------------------

Cash and cash equivalents, end of period                                 $        1,939         $     1,939
                                                                      ==============================================



This Consolidated Statement of Cash Flow discloses the exit financing transactions of the Successor Company on September 30, 2004.


The accompanying notes are an integral part of the consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
------------------------------------------------------
(currencies in millions - Canadian dollars)

THIRD QUARTER 2005
------------------

1.       Nature of Operations and Accounting Policies

Nature of Operations

ACE Aviation Holdings Inc. ("ACE" or the "Corporation") was incorporated on June 29, 2004 for the purpose of becoming the parent company of Air Canada and its subsidiaries upon the implementation of the consolidated plan of reorganization, compromise and arrangement ("the Plan") on September 30, 2004 as further described in the 2004 annual consolidated financial statements of ACE.

The Corporation has historically experienced considerably greater demand for its services in the second and third quarters of the calendar year and significantly lower demand in the first and fourth quarters of the calendar year. This demand pattern is principally a result of the high number of leisure travelers and their preference for travel during the spring and summer months. The Corporation has substantial fixed costs in its cost structure that do not meaningfully fluctuate with passenger demand in the short-term.

In accordance with Section 1625 of the CICA Handbook, Comprehensive Revaluation of Assets and Liabilities ("CICA 1625"), ACE adopted fresh start reporting on September 30, 2004. References to "Predecessor Company" in these consolidated financial statements and notes thereto refer to Air Canada and its subsidiaries prior to September 30, 2004. References to "Successor Company" refer to ACE and its subsidiaries on and after June 29, 2004. In accordance with CICA 1625, prior period financial information has not been restated to reflect the impact of the fair value adjustments, and accordingly certain amounts in the Predecessor Company's results are not directly comparable with those of the Successor Company.

The consolidated statement of financial position as of September 30, 2005 and December 31, 2004 represent the accounts of the Successor Company. The consolidated statement of operations for the three months ended September 30, 2005 and the nine months ended September 30, 2005 reflect the results of operations of the Successor Company; the three months ended September 30, 2004 and the nine months ended September 30, 2004 reflect the results of operations of the Predecessor Company. The consolidated statement of cash flow for the three months ended September 30, 2005 and the nine months ended September 30, 2005 reflect the cash flows of the Successor Company; the three months ended September 30, 2004 and the nine months ended September 30, 2004 reflect the cash flows of the Predecessor Company and the Successor Company, as presented.

Accounting Policies

For the period from April 1, 2003 through to September 30, 2004, while Air Canada and certain of its subsidiaries (the "Applicants") operated under the Companies' Creditors Arrangement Act (Canada) ("CCAA") proceedings, the Predecessor Company followed accounting policies, including disclosures, applicable to entities under creditor protection. In addition to Canadian generally accepted accounting principles applicable, the Predecessor Company applied the guidance in American Institute of Certified Public Accountant Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (SoP 90-7). Accordingly, revenues, expenses (including professional fees), realized gains and losses and provisions for losses directly associated with the reorganization and restructuring of the business were reported separately as reorganization items.

For the period April 1, 2003 to September 30, 2004, interest expense on compromised liabilities was reported only to the extent that it would be paid under the Plan or that it was probable that it would be an allowed claim. Cash flows related to reorganization items have been disclosed separately in the consolidated statement of cash flow. Consolidated financial statements that include one or more entities in reorganization proceedings and one or more entities not in reorganization proceedings include disclosure of condensed combined financial statements of the entities in reorganization proceedings. This information is presented in note 13.

The unaudited interim consolidated financial statements for the Successor Company are based on the accounting policies consistent with those disclosed for the Successor Company in Note 4 to the 2004 annual consolidated financial statements of ACE with the exception of the adoption of the accounting policies described further in this note under New Accounting Policies. The accounting policies of the Successor Company were consistent with those of the Predecessor Company, with the exception of the fair value adjustments applied under fresh start reporting and the accounting policies noted below:

Property and Equipment

On the application of fresh start accounting effective September 30, 2004, the estimated useful lives of buildings was extended to periods not exceeding 50 years. The Predecessor Company depreciated buildings over their useful lives not exceeding 30 years.

Air Transportation Revenues and Loyalty Program

As a result of the application of fresh start reporting, the outstanding loyalty program mileage credits ("Miles") were adjusted to reflect the estimated fair value of Miles to be redeemed in the future. As a consequence of this fair value adjustment and the evolving nature of the Aeroplan loyalty program, the Successor Company changed the accounting policy as of September 30, 2004 for the recognition of its obligations relating to the loyalty program. The Predecessor Company recognized the obligation related to Miles earned through transportation services based on the incremental cost of providing future transportation services. On a prospective basis from the date of fresh start reporting, Miles earned by members through transportation services provided by the Corporation and the transportation services are treated as multiple elements. Miles are recorded at fair values with the residual allocated to transportation services. Consistent with the accounting policy of the Predecessor Company, the proceeds from the sale of Miles to loyalty program partners are deferred.

Effective September 30, 2004, Miles redeemed for travel on Air Canada and Jazz are included in Passenger revenue and Miles redeemed for other than travel are included in Other revenues. Under the previous accounting policy in the Predecessor Company, Aeroplan redemption revenues from Miles earned by members through loyalty program partners were included in Other revenues. The following table summarizes the amounts recorded under the current and previous accounting policies:

                                                                        Three months ended      Nine Months Ended
                                                                        September 30, 2005      September 30, 2005
                                                                    --------------------------------------------------
Successor Company Accounting Policy

Aeroplan Miles redeemed for travel on Air Canada and Jazz
    Miles earned through Air Transportation Services                    $               47      $              123
    Miles earned through loyalty program partners                                       86                     229
                                                                    -------------------------------------------------------
                                                                                       133                     352

Less the deferral of the fair value of Miles issued                                    (43)                   (131)
                                                                    -------------------------------------------------------
Net recorded in passenger revenue                                       $               90      $              221

                                                                        Three months ended      Nine Months Ended
                                                                        September 30, 2005      September 30, 2005
                                                                    --------------------------------------------------
Predecessor Company Accounting Policy

Miles earned through loyalty program partners and redeemed for
travel on Air Canada and Jazz (recorded in other revenue)               $               50      $              173



Non-transportation Revenues

Non-transportation revenues include certain loyalty program revenues, as described in Loyalty Program, as well as revenues from technical services, maintenance and other airline related services. The Predecessor Company recorded all loyalty program revenues under non-transportation revenues prior to September 30, 2004.

Segment Reporting

As a result of the corporate restructuring, the segment reporting structure for the Successor Company reflects four reportable segments consistent with the current management of the business: transportation services, loyalty program, technical services, and regional operations. In the Predecessor Company, there was one reportable segment.

Other

In accordance with Canadian generally accepted accounting principles, these interim financial statements do not include all of the financial statement disclosures required for annual financial statements and should be read in conjunction with the 2004 annual consolidated financial statements of ACE. In our opinion, the financial statements reflect all adjustments that are necessary for a fair presentation of the results for the interim periods presented. All such adjustments are of a normal recurring nature.

Certain of the prior year's figures have been reclassified to conform to the current year's presentation.

Short-term investments with original maturities greater than ninety days were previously included in Cash and cash equivalents. Because of increased significance, they are now separately presented as Short-term investments. Short-term investments have original maturities over ninety days, but not more than one year.

New Accounting Policies:

a)  Consolidation of Variable Interest Entities

Accounting Guideline 15 - Consolidation of Variable Interest Entities (AcG-15) is effective for periods beginning on or after November 1, 2004; as a result, ACE adopted this standard effective January 1, 2005. AcG-15 relates to the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of AcG-15 is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a "variable interest entity") in its consolidated financial statements. Restatement of comparative financial information is not required by AcG-15.

An entity falls under the guidance in AcG-15 and is classified a variable interest entity ("VIE") if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that will absorb a majority of the expected losses or will receive the majority of the expected residual returns or both, as a result of ownership, contractual or other financial interests in the VIE.

Aircraft and Engine Leasing Transactions

Prior to the adoption of AcG-15, Air Canada entered into aircraft and engine leasing transactions with a number of special purpose entities that are referred to as VIEs under AcG-15. As a result of the adoption of AcG-15 and Air Canada being the primary beneficiary of these VIEs, the Corporation consolidated leasing entities covering 51 aircraft and 22 engines previously accounted for as operating leases. The following adjustments to the consolidated statement of financial position as at January 1, 2005 result from consolidating these lease structures on initial adoption of AcG-15:

                                                                                  Liabilities and
                                                             Assets             Shareholders' Equity
                                                       ------------------    -------------------------
Increase to property and equipment                               $1,304
Decrease to deferred charges                                        (45)
Decrease to intangible assets                                        (6)
Increase to other assets                                            113
Increase to current portion of long-term debt                                                   $77
Increase to long-term debt                                                                    1,173
Increase to non-controlling interest                                                            181
Decrease to other long-term liabilities                                                        (155)
Cumulative effect of change in accounting policy                                                 90
                                                       ------------------    -------------------------
                                                                 $1,366                      $1,366

The increase to other assets represents restricted cash held in the VIEs and the fair value of a currency swap arrangement of $7 in favour of the Corporation, taking into account foreign exchange rates in effect as at December 31, 2004. This currency swap was put in place on the inception of the leases for 11 Canadair Regional Jet aircraft. This currency swap has not been designated as a hedge for accounting purposes.

Fuel Facilities Arrangements

Air Canada and Jazz participate in fuel facilities arrangements, along with other airlines to contract for fuel services at various domestic airports. The Fuel Facilities Corporations are organizations incorporated under federal or provincial business corporations acts in order to acquire, finance and lease assets used in connection with the fuelling of aircraft and ground support equipment. The Fuel Facilities Corporations operate on a cost recovery basis.

Under AcG-15, the Corporation is the primary beneficiary of certain of the Fuel Facilities Corporations. On January 1, 2005 the Corporation consolidated three Fuel Facilities Corporations, resulting in the following adjustments:

                                                                                  Liabilities and
                                                             Assets             Shareholders' Equity
                                                       ------------------    -------------------------
Increase to property and equipment                                $113
Increase to long-term debt                                                                      $51
Increase to non-controlling interest                                                              8
Increase to other long-term liabilities                                                           2
Cumulative effect of change in accounting policy                                                 52
                                                       ------------------    -------------------------
                                                                   $113                        $113


The remaining five Fuel Facilities Corporations in Canada that have not been consolidated have assets of approximately $103 and debt of approximately $90, which is the Corporation's maximum exposure to loss without taking into consideration any cost sharing that would occur amongst the other contracting airlines. The Corporation views this loss potential as remote.

Effect in Current Period

During the three months ended September 30, 2005, the net impact of adopting AcG-15 was a before tax income of $38 ($0.38 per share, basic). This impact is a result of depreciation expense of $20, net interest expense of $24, foreign exchange gain of $55 and non-controlling interest of $3 offset by reduced aircraft rent of $30. For the nine months ended September 30, 2005, the net charge is $25, ($0.26 per share, basic) resulting from depreciation expense of $66, net interest expense of $69, foreign exchange gain of $34 and non-controlling interest of $11 offset by reduced aircraft rent of $87.

Prior Periods

Restatement of comparative financial information is not required by AcG-15. The cumulative effect to retained earnings on the adoption of AcG-15 as at January 1, 2005 is an increase of $142.

b) Foreign Currency Translation of Financial Statements of Integrated Foreign Operations

The majority of the VIEs are not Canadian based entities and monetary assets and liabilities of the VIEs are denominated in foreign currencies, principally US dollars. The Corporation applies the temporal method for the translation of the financial statements of the VIEs denominated in foreign currencies. Monetary assets and liabilities of the VIEs are translated at rates of exchange in effect at the date of the consolidated statement of financial position. Non monetary items are translated at historical exchange rates. Expense items are translated at the average rate of exchange for the period, which results in substantially the same reporting currency amounts that would have resulted had the underlying transactions been translated on the dates they occurred. Depreciation of assets translated at historical exchange rates are translated at the same exchange rates as the assets to which they relate.

c)  Asset Retirement Obligations

As a result of the consolidation of certain Fuel Facilities Corporations, the Corporation has applied the Canadian Institute of Chartered Accountants Section 3110, "Accounting for Asset Retirement Obligations", which requires the Corporation to record an asset and related liability for the costs associated with the retirement of long-lived tangible assets when a legal liability to retire such assets exists. Under Section 3110, the fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and then amortized over its estimated useful life. In subsequent periods, the asset retirement obligation is adjusted for the passage of time and any changes in the amount of the underlying cash flows through charges to earnings. A gain or loss may be incurred upon settlement of the liability.

Under the terms of its land leases, the Fuel Facilities Corporations have the obligation to restore the land to vacant condition at the end of the lease and to rectify any environmental damage for which it is responsible. If it was found that the Fuel Facilities Corporations had to contribute to any remediation costs, each contracting airline would share pro rata, based on system usage, in the costs. For Fuel Facilities Corporations that are consolidated under AcG-15, the Corporation has recorded an obligation of $2 ($12 undiscounted) representing the present value of the estimated decommissioning and remediation obligations at the end of the lease, with lease term expiry dates ranging from 2032 to 2039. This estimate is based on numerous assumptions including the overall cost of decommissioning and remediation and the selection of alternative decommissioning and remediation approaches.

d)  Investments

Investments not subject to significant influence are carried at cost and any declines in value that are determined to be other than temporary are included in earnings. Earnings from such investments are recognized only to the extent received or receivable.

Future Accounting Standard Changes:

a)  Financial Instruments and Comprehensive Income

The Accounting Standards Board has issued three new standards dealing with financial instruments: (i) Financial Instruments - Recognition and Measurement
(ii) Hedges and (iii) Comprehensive Income. The key principles under these standards are that all financial instruments, including derivatives, are to be included on a company's statement of financial position and measured, either at their fair values or, in limited circumstances when fair value may not be considered most relevant, at cost or amortized cost. Financial instruments intended to be held-to-maturity should be measured at amortized cost. Existing requirements for hedge accounting are extended to specify how hedge accounting should be performed. Also, a new location for recognizing certain gains and losses - other comprehensive income - has been introduced. This provides an ability for certain gains and losses arising from changes in fair value to be temporarily recorded outside the income statement but in a transparent manner. The new standards are effective for the Corporation beginning January 1, 2007 and will be applied prospectively. As the Corporation has financial instruments, implementation planning will be necessary to review the new standards to determine the impact on the Corporation.

2.       Property and Equipment

                                                                   Successor Company
                                                            September 30,      December 31,
                                                                2005               2004
Cost (1)
    Flight equipment                                            $   1,461         $   1,179
    Flight equipment consolidated under AcG-15                      1,304                 -
    Capital leases                                                  1,758             1,758
    Buildings and leasehold improvements                              531               520
    Buildings consolidated under AcG-15                               113                 -
    Ground equipment and other                                        175               176
    Computer equipment                                                  4                 1
                                                          ----------------------------------
                                                                    5,346             3,634
                                                          ----------------------------------

Accumulated depreciation and amortization
    Flight equipment                                                   80                18
    Flight equipment consolidated under AcG-15                         62                 -
    Capital leases                                                    109                22
    Buildings and leasehold improvements                               39                10
    Buildings consolidated under AcG-15                                 5                 -
    Ground equipment and other                                         22                 5
    Computer equipment                                                  2                 -
                                                          ----------------------------------
                                                                      319                55
                                                          ----------------------------------

                                                                    5,027             3,579

Purchase deposits                                                     136               117
                                                          ----------------------------------

Property and equipment at net book value                        $   5,163         $   3,696
                                                          ----------------------------------


During the three months ended September 30, 2005, the Corporation recorded total depreciation, amortization and obsolescence expense of $118 ($357 for the nine months ended September 30, 2005; $114 for the three months ended September 30, 2004 and $312 for the nine months ended September 30, 2004 recorded in Predecessor Company) which included amortization expense related to intangible assets of $24 ($74 for the nine months ended September 30, 2005; $8 for the three months ended September 30, 2004 and $31 for the nine months ended September 30, 2004 recorded in Predecessor Company).

1) In accordance with Section 1625 of the CICA Handbook, Comprehensive Revaluation of Assets and Liabilities ("CICA 1625"), on the application of fresh start reporting effective September 30, 2004, the cost of property and equipment was adjusted to fair value.

3.       Investment

On September 27, 2005, the Corporation invested $87 (US$75) in the merged US Airways carrier in conjunction with US Airways' exit from US bankruptcy proceedings. The Corporation's investment represented approximately 7% of the equity of the merged entity at the closing date. In connection with the equity investment, the Corporation has obtained commitments to negotiate commercial agreements with US Airways regarding maintenance services, groundhandling, regional jet flying, network, training and other areas of cooperation. The equity investment is subject to a six month holding period from the closing date. This investment has been accounted for using the cost method.

In connection with the equity investment, ACE also received options to purchase additional common stock in US Airways. On closing of the transaction, ACE sold these options for proceeds of $1.

4.       Long-Term Debt and Capital Lease Obligations

                                                                              Successor Company
                                                              Current
                                                   Final      Interest   September 30,   December 31,
                                                  Maturity    Rate (%)       2005            2004
GE Exit Financing (a)                               2011        6.853      $         -    $      540

Convertible Senior Notes due 2035 (b)               2035         4.25              244             -

Aeroplan Term Credit Facility (c)                   2009         3.70              300             -

Aeroplan Revolving Term Credit Facility (c)         2008         3.60                -             -

Air Canada - Lufthansa Cooperation Agreement (d)    2009        6.495               66            76

GE Limited Recourse Loan (e)                        2014        6.306                -            30

GE Loan (f)                                         2015         9.39               51            55

Amex Financing (g)                                  2006            -                -            43

Embraer Aircraft Financing (h)                      2017      7.25 - 7.88          204             -

Other (i)                                         2007-2019    4.5 - 6.91          216           232

                                                                         ----------------------------

                                                                                 1,081           976

Debt consolidated under AcG 15 - Aircraft leases (j)                             1,128             -
Debt consolidated under AcG-15 - Fuel Facilities Corporations (k)                   50             -
Capital lease obligations (l)                                                    1,405         1,570
                                                                         ----------------------------

                                                                                 3,664         2,546

Current portion                                                                   (264)         (218)
                                                                         ----------------------------

Long-term debt and capital lease obligations                               $     3,400    $    2,328
                                                                         ----------------------------

Principal repayment requirements as at September 30, 2005 through to 2009 on long-term debt, capital lease obligations, and aircraft, engine and fuel facility debt consolidated as variable interest entities under AcG-15 are as follows:

                                          Remainder of
                                              2005           2006         2007         2008          2009
                                        --------------------------------------------------------------------
Long-term debt                                $    14      $    40      $    41      $    60       $   338

Capital lease principal obligations                45          140          173          171            84

Debt consolidated under AcG-15                     11           72          114          112            55
                                        --------------------------------------------------------------------

Total                                         $    70      $   252      $   328      $   343       $   477
                                        --------------------------------------------------------------------


a) Non-revolving term loan in the amount of US$425 or CDN equivalent, bears interest at a BA rate plus a margin. The loan was drawn in Canadian dollars as at September 30, 2004 in the amount of $540. The margin was set at 4.25% at March 31, 2005. The loan was secured by a first priority security interest on all of the existing and after acquired property of the Successor Company, other than leased assets, assets financed by other parties, and certain other excluded property of ACE and its subsidiaries. The loan was repaid in full prior to maturity on April 6, 2005, including an early payment fee of $16. The Corporation recorded a charge for $29 in other non-operating expenses for this transaction in the three months ended June 30, 2005, including $13 for the write-off of deferred financing charges.

b) During the second quarter, 2005 the Corporation issued $330 of Convertible Senior Notes due 2035 ("Convertible Notes") for net proceeds of $319. For accounting purposes, the Convertible Notes are presented as a compound instrument. At the date of issuance, the value ascribed to the holders' conversion option, which is presented as equity, was $94 less allocated fees of $2; the value ascribed to the financial liability was $236. The financial liability was calculated by discounting the stream of future payments of interest and principal at the prevailing rate for a similar liability that does not have an associated conversion feature. The financial liability will increase to the face value of the debt over a five year period to June 1, 2010, the first date on which the holder can require ACE to purchase all or a portion of the Convertible Notes, as described further below.

    The Convertible Notes bear interest at a rate of 4.25% per annum payable semi-annually in arrears on June 1 and December 1 in each year commencing December 1, 2005. The December 1, 2005 interest payment will represent accrued interest for the period from Closing to December 1, 2005. Holders may convert their Convertible Notes into Class B Voting Shares (if the holder is Canadian) or into Class A Variable Voting Shares (if the holder is not a Canadian) prior to maturity based on an initial conversion rate of
    20.8333 Shares per $1,000.00 principal amount of Convertible Notes. Upon notice of conversion, ACE will have the option to deliver cash, Shares or a combination of cash and Shares for the Convertible Notes surrendered.

    At any time on or after June 6, 2008, ACE may redeem all or a portion of the Convertible Notes at a redemption price equal to 100% of the principal amount of the Convertible Notes, plus accrued and unpaid interest. Holders may require ACE to purchase all or a portion of the Convertible Notes on June 1, 2010; June 1, 2015; June 1, 2020; June 1, 2025 and June 1, 2030 at a
    purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest. Upon specified change of control events, holders of Convertible Notes will have the option to require ACE to purchase all or any portion of the Convertible Notes at a price equal to 100% of the principal amount of the Convertible Notes to be purchased, plus accrued and unpaid interest.

    ACE may, at its option and subject to certain conditions, elect to satisfy its obligation to repay all or any portion of the principal amount of the Convertible Notes that are to be redeemed, purchased or that are to be repaid at maturity, by issuing and delivering Class A Variable Voting Shares (if the holder is not a Canadian) and Class B Voting Shares (if the holder is Canadian). The number of Shares a holder will receive in respect of each Convertible Note will be determined by dividing the principal amount of the Convertible Notes that are to be redeemed, purchased or repaid at maturity, as the case may be, and that are not paid in cash, by 95% of the average Closing Price (defined as the weighted average, by volume, of the reported last sale price of each class of Shares) of the Shares on the TSX for the ten consecutive trading days ending on the third trading day preceding the date fixed for redemption, purchase or maturity date, as the case may be.

c) Aeroplan LP has arranged for senior secured credit facilities in the amount of $475. The credit facilities consist of one $300 (or the U.S. dollar equivalent thereof) term facility (the "Term A Facility"), a $100 (or the US dollar equivalent thereof) Acquisition facility (the "Term B Facility") and a $75 (or the U.S. dollar equivalent thereof) revolving term facility (the "Revolving Facility").

    The Term A Facility matures on June 29, 2009, or earlier at the option of Aeroplan and bears interest at rates ranging from Canadian prime rate and U.S. base rate to Canadian prime rate and U.S. base rate plus 0.75% and the Bankers' Acceptance rate and LIBOR plus 1.0% to 1.75%, with the effective interest rate at September 30, 2005 being 3.7%. The Term A Facility was drawn on June 29, 2005 in the amount of $300, in order to fund a portion of the $400 Aeroplan Miles Redemption Reserve (refer to Note 5).

    The Revolving Facility matures on June 29, 2008, or earlier at the option of Aeroplan and bears interest at rates ranging from Canadian prime rate and U.S. base rate to Canadian prime rate and U.S. base rate plus 0.75% and the Bankers' Acceptance rate and LIBOR plus 1.0% to 1.75% with the effective interest rate at September 30, 2005 being 3.6%. The $18 drawn on June 29, 2005 under the Revolving Facility for general corporate and working capital purposes was repaid during the third quarter of 2005. At September 30, 2005, there were no amounts drawn under this facility.

    The senior secured credit facilities are secured by a first priority security interest and hypothec over the present and after-acquired personal property of Aeroplan LP, subject to certain exclusions and permitted liens. Aeroplan LP's obligations in respect of the senior secured credit facilities will also be guaranteed by each of Aeroplan LP's general partner (Aeroplan
    GP) and the Aeroplan Trust, with the Trust providing a first priority security interest over its present and after-acquired personal property, subject to certain exclusions and permitted liens, as security for its guarantee obligations, and with Aeroplan GP providing a pledge of its interests in Aeroplan LP as security for its guarantee obligations. The Aeroplan Trust is an unrelated third party to ACE, and is wholly owned by the Aeroplan Income Fund. The terms of the New Credit Facilities include certain covenants. The credit facilities are subject to Aeroplan's ability to maintain certain leverage, debt service and interest coverage covenants, as well as other affirmative and negative covenants.

d) US$57 borrowing maturing in 2009, with semi annual repayments, at a fixed interest rate of 4.495% plus an annual 2.0% guarantee fee.

e) US$25 borrowing, secured by one B747-400 aircraft, maturing in 2014 at an interest rate equal to the one month LIBOR rate plus a margin of 4.0% and was accrued in arrears at the end of each LIBOR period. Air Canada completed a sales agreement with a third party in January 2005. Consistent with the terms of the loan agreement, the proceeds were used to repay this borrowing. No gain or loss was recorded on this sale.

f) US$44 borrowing maturing in 2015, with quarterly repayments, at a floating interest rate equal to the six month LIBOR rate plus 5.75% pre-payable on any interest payment date after December 23, 2007 secured by certain flight training equipment with a current carrying value of $65.

g) The Amex Financing required monthly principal and interest payments over the term of the Canadian dollar loan which extended to January 5, 2006 and was extendable in six month intervals by mutual consent. Under the terms of the agreement, cash principal payments under the facility were made as loyalty points were purchased and as amounts were due to Air Canada or Aeroplan under various Amex agreements. The facility was subject to interest at the Bank of Montreal's prime lending rate and was secured by all accounts due to Amex under the agreements and all of the present and future licenses, trademarks and design marks owned by Air Canada and Aeroplan and used by Amex in connection with the agreement. This financing was repaid during the third quarter of 2005.

h) Air Canada completed secured loan agreements with a third party in 2005 for Embraer aircraft totalling US$176. The loans are to be repaid in quarterly installments and all mature in 2017. The majority of the borrowings bear interest at a fixed interest rate and the remainder bears interest at a floating interest rate equal to the three month US LIBOR plus 3.25%.

i) Other mainly includes financings secured by two A340-500 aircraft. These aircraft purchases were financed through conditional sales agreements for an initial value of US$174. Principal and interest is paid quarterly until maturity in 2019. The purchase price instalments bear interest at a three month LIBOR rate plus 2.9% (6.91% as at September 30, 2005).

j) Air Canada entered into aircraft and engine lease transactions with several special purpose entities that qualify as VIEs. As a result of the adoption of AcG-15 as described in Note 1, the Corporation has consolidated leasing entities covering 51 aircraft and 22 engines previously accounted for as operating leases. The debt has a weighted average effective interest rate of approximately 8%. The aircraft are charged as collateral against the debt by the owners thereof. The creditors under these leasing arrangements have recourse to Air Canada, as lessee, in the event of default or early termination of the lease. The majority of the VIEs are not Canadian based entities and hold debt amounting to US$971.

Aircraft related debt consolidated under AcG-15 is summarized as follows:

                                  Final Maturity      Sept 30, 2005


         Canadair Regional Jet    2007-2011           $         322
         Boeing 767-300           2011-2016                     230
         Engines                  2008                           81
         Airbus A319              2011-2014                     332
         Airbus A321              2017                          163
                                                      -------------
                                                      $       1,128

k) Under AcG-15, the Corporation is the primary beneficiary of certain of the Fuel Facilities Corporations. As a result of the adoption of AcG-15 as described in Note 1, the Corporation consolidated three Fuel Facilities Corporations. The debt is secured by a general security agreement covering all assets of the Fuel Facilities Corporations.

l) Capital lease obligations, related to computer equipment, facilities and 35 aircraft, total $1,405 ($88 and US$1,134). Future minimum lease payments are $2,063, which includes $658 of interest.

Air Canada revolving credit facility

On April 6, 2005, Air Canada entered into a senior secured syndicated revolving credit facility ("the Credit Facility") in an aggregate amount of up to $300 or the US dollar equivalent. The Credit Facility has a two-year term which can be extended at Air Canada's option for additional one-year periods on each anniversary of closing, subject to prior approval by a majority of the lenders. Included in the aggregate amount is a swing line facility of up to $20 provided for cash management and working capital purposes. The amount available to be drawn by Air Canada under the Credit Facility is limited to the lesser of $300 and the amount of a borrowing base determined with reference to certain eligible accounts receivable of Air Canada and certain eligible owned and leased real property of Air Canada. As at September 30, 2005, the amount available under the Credit Facility was $300, and no amounts had been drawn. The Credit Facility is secured by a first priority security interest and hypothec over the present and after-acquired property of Air Canada, subject to certain exclusions and permitted encumbrances.

5.       Dilution Gain

Aeroplan Transaction

On June 29, 2005, Aeroplan Limited Partnership ("the Predecessor LP") transferred substantially all of its assets and liabilities into a newly created Aeroplan Limited Partnership ("Aeroplan LP") in exchange for the issuance of 175 million units of Aeroplan LP and the issuance of two promissory notes (the Acquisition Promissory Note in the amount of $125 and the Working Capital Note in the amount of $186). The Predecessor LP was liquidated into ACE at closing. The Acquisition Promissory Note was settled on June 29, 2005 from the proceeds of the offering. The Working Capital Note which was due October 31, 2005, was repaid during the third quarter.

On June 29, 2005, the Aeroplan Income Fund ("the Fund") sold 25 million units at a price of $10.00 per unit for net proceeds of $232. On June 30, 2005 the underwriters exercised in full their over-allotment option to purchase an additional 3.75 million units at a price of $10.00 per unit for proceeds of $38. With the proceeds from the over-allotment option, the Fund purchased 3.75 million units from ACE at a cost of $38, reducing the number of units held by ACE to 171.25 million. Costs of $3 incurred in connection with the exercise of the over-allotment option were borne by ACE. The Fund is an unincorporated, open-ended trust established under the laws of the Province of Ontario, created to indirectly acquire and hold an interest in the outstanding units of Aeroplan LP. The Fund, through the Aeroplan Trust, holds 14.4% of the outstanding limited partnership units of Aeroplan LP and ACE holds the remaining 85.6% of the outstanding limited partnership units of Aeroplan LP.

Pursuant to the limited partnership agreement, 20% of Aeroplan's units are subordinated, representing 40 million units held by ACE in favour of the Fund until December 31, 2006. Distributions on the subordinated units will only be paid by Aeroplan to the extent that Aeroplan has met and paid its distributable cash target to the Fund as the holder of non-subordinated units.

Under the terms of an investor liquidity agreement dated June 29, 2005, the non-subordinated units held by ACE in Aeroplan are exchangeable for Fund units on a one-to-one basis. The Fund has reserved 171.25 million units for the exercise of the exchange right. The subordinated units of Aeroplan held by ACE will become exchangeable after December 31, 2006. The exchange right expires once all units of Aeroplan held by ACE have been exchanged. In addition, ACE also has liquidity rights, which require the Trust, on a best efforts basis, to purchase a number of non-subordinated (exchangeable) Aeroplan units for a cash payment equal to the net proceeds of an offering of an equivalent number of units of the Fund. The investor liquidity agreement also provides for registration and piggy-back rights subject to certain restrictions.

ACE has recorded a dilution gain of $190 as a result of this transaction. The dilution gain is the net proceeds of the offering in excess of ACE's proportionate carrying value of its investment in Aeroplan LP, including fair value adjustments recorded on consolidation. In addition, a future income tax expense of $28 was recorded.

In conjunction with the issuance of Units to the Aeroplan Income Fund and the bank financing (refer to Note 4c) entered into on June 29, 2005, Aeroplan LP established the Aeroplan Miles Redemption reserve ("the Reserve"). As at September 30, 2005, the Reserve was $400 and is included in cash and cash equivalents. The amount to be held in the Reserve, as well as the types of securities it may be invested in, are based on policies established by management of Aeroplan LP, which will be reviewed periodically. The Reserve may be used to supplement cash flows generated from operations in order to pay for rewards during unusually high redemption activity associated with Aeroplan Miles. Under the terms of the term facility, described in Note 4c, Aeroplan LP was required to deposit the borrowed funds of $300 into the Reserve. Any deposits of funds in non-Canadian dollar denominated investments have to be hedged.

6.       Post-Employment Benefits and Labor Related Provisions

The Corporation has recorded pension and other employee future benefits expense as follows:

                                     Successor Company       |     Predecessor Company
                                                             |
                              Three months     Nine months   | Three months    Nine months
                                  ended           ended      |     ended          ended
                              September 30,   September 30,  | September 30,  September 30,
                                  2005            2005       |     2004            2004
                             --------------------------------|------------------------------
Pension benefit expense                 $39            $117  |           $52           $205
                                                             |
Other employee future                                        |
benefit expense                          35             100  |            48            127
                                                             |
                             --------------------------------|------------------------------
Total                                   $74            $217  |          $100           $332
                             ================================|==============================


Canadian federal pension legislation applicable to the Corporation requires that the funded status of registered pension plans be determined annually. In June 2005, the Corporation received new pension valuations for funding purposes as at January 1, 2005. As a result, the total 2005 employer contribution to the Company's pension plans is estimated to be $274. The estimate previously disclosed in the consolidated financial statements for the year ended December 31, 2004 was $259.

The following table outlines the changes to the labour related provisions:

                                     Successor Company       |     Predecessor Company
                                                             |
                              Three months     Nine months   | Three months    Nine months
                                  ended           ended      |     ended          ended
                              September 30,   September 30,  | September 30,  September 30,
                                  2005            2005       |     2004            2004
                             --------------------------------|------------------------------
Beginning of period                    $178            $192  |           $97           $121
                                                             |
Charges recorded                          6              10  |           116            117
                                                             |
Amounts disbursed                       (10)            (28) |           (15)           (40)
                                                             |
                             --------------------------------|------------------------------
End of period                          $174            $174  |          $198           $198
                                                             |
Current portion                          56              56  |            68             68
                                                             |
                             --------------------------------|------------------------------
Long-term employee                                           |
liabilities                            $118            $118  |          $130           $130
                             ================================|==============================


The current portion of the liability is included in Accounts payable and accrued liabilities. The long-term portion is included in Other long-term liabilities.

7.       Share Capital and Other Equity


The number of issued and outstanding common shares of ACE, along with potential common shares, are as follows:

                                                                                  Successor Company
                                                                          September 30,       December 31,
                                                                              2005                2004
                                                                       ---------------------------------------
                                                       Authorized                 Outstanding (000)
                                                   -----------------------------------------------------------
Issued and outstanding common shares
          Class A variable voting shares                unlimited            76,919              74,813
          Class B voting shares                         unlimited            24,294               8,813
          Shares held in escrow                                                  87               5,189
                                                                       ---------------------------------------

Total issued and outstanding common shares                                  101,300              88,815
                                                                       =======================================


                                                                                  Successor Company
                                                                          September 30,       December 31,
                                                                              2005                2004
                                                                       ---------------------------------------
Potential common shares
          Convertible preferred shares                                       10,102               9,259
          Convertible notes                                                   6,875                   -
          Stock options                                                       3,692               3,028
                                                                       ---------------------------------------

                                                                             20,669              12,287
                                                                       =======================================


During the second quarter, 2005, ACE completed the public offering of an aggregate of 12,485,000 Class A Variable Voting Shares and Class B Voting Shares at a price of $37.00 per share for gross proceeds of approximately $462 ($442 net of fees).

Together with the proceeds from the issue of the Convertible Notes (refer to Note 4b), ACE used approximately $557 of the aggregate net cash proceeds of the offerings to repay all of its outstanding debt under the exit credit facility with General Electric, including $16 for early payment. The Corporation recorded a charge of $29 in other non-operating expenses for this transaction in the three months ended June 30, 2005, including $13 for the write-off of deferred financing charges.

Shares Held in Escrow

The Court-appointed Monitor for the restructuring of the Predecessor Company under CCAA completed its report certifying that all remaining disputed unsecured claims have been resolved. On May 30, 2005, the Monitor recommended to the Ontario Superior Court of Justice that it authorize the Monitor to proceed with the final distribution of shares in accordance with the restructuring plan. The shares were distributed with the exception of 86,926 shares that continue to be held in escrow by the Monitor pending resolution of tax obligations with governmental authorities.

Share capital and other equity summary (net of issue costs):

                                                            Successor Company
                                                    September 30,       December 31,
                                                        2005                2004
                                                 ---------------------------------------
Common shares                                         $     2,220         $    1,778
Convertible preferred shares                                  117                117
Convertible notes (1)                                          92                  -
                                                 ---------------------------------------
                                                            2,429              1,895
Adjustment to shareholders' equity (2)                     (1,693)            (1,708)
                                                 ---------------------------------------
Share capital and other equity                        $       736         $      187
                                                 ---------------------------------------


(1) As described in Note 4b, for accounting purposes, the Convertible Notes are presented as a compound instrument. At the date of issuance, the value ascribed to the holders' conversion option, which is presented as equity, was $94 less allocated fees of $2.

(2) Under fresh start reporting, when there is a negative balance in shareholders' equity after a comprehensive revaluation, share capital is disclosed at a nominal value and the balance is disclosed as a capital deficiency resulting from the financial reorganization. CICA 1625 - Comprehensive Revaluation of Assets and Liabilities, does not permit goodwill to be recorded even if the fair value of net assets is less than the fair value of the enterprise as a whole.

     An adjustment of $15 was recorded in shareholders' equity during the three months ended September 30, 2005 related to fresh start reporting. Management has assessed this adjustment as not material to the financial statements for the periods presented or for prior periods that have been previously reported.

8.       Segment Information

As a result of the corporate restructuring, the segment reporting structure has been adjusted to reflect four reportable segments consistent with the current management of the business: transportation services, loyalty program, technical services, and regional operations. In the Predecessor Company, Technical Services was a cost centre within Air Canada and discrete financial information is not available. A capacity purchase agreement between Air Canada and Jazz Air Limited Partnership ("Jazz") came into effect on September 30, 2004. The Regional Operations segment information in the Successor Company is not directly comparable as a result of this new agreement.

As described in note 1, the Corporation changed the accounting as of September 30, 2004 for the recognition of its revenues relating to the loyalty program. As a result, Loyalty Program results are not comparable to prior periods.

Segment financial information has been prepared consistent with how financial information is produced internally for the purposes of making operating decisions. Segments negotiate transactions between each other as if they were unrelated parties. A reconciliation of the total amounts reported by each segment to the applicable amounts in the consolidated financial statements follows:

                                                                           Successor Company
                                         --------------------------------------------------------------------------------------
                                                                 Three months ended September 30, 2005
                                                                                                                      ACE
                                         Transportation    Loyalty     Technical    Regional      Inter-Segment  Consolidated
                                          Services (a)   Program (b)   Services   Operations (c)   Elimination       Total
                                         --------------------------------------------------------------------------------------
   Passenger revenue                        $     2,461     $      -    $      -       $       -       $      -    $    2,461
   Cargo revenue                                    162            -           -               -              -           162
   Other revenue                                     (8)         154          62               2              -           210
                                         --------------------------------------------------------------------------------------
External revenue                                  2,615          154          62               2              -         2,833
   Inter-segment revenue                             59            2         124             271           (456)            -
                                         --------------------------------------------------------------------------------------
Total revenue                                     2,674          156         186             273           (456)        2,833
                                         ======================================================================================

   Aircraft rent                                     91            -           -              23             (2)          112
   Depreciation, amortization,
     and obsolescence                               104            2           8               4              -           118
   Other operating expenses                       2,219          134         175             209           (454)        2,283
                                         --------------------------------------------------------------------------------------
Total operating expenses                          2,414          136         183             236           (456)        2,513

                                         --------------------------------------------------------------------------------------
Operating income                                    260           20           3              37              -           320

Total non-operating income (expense),
  non-controlling interest, foreign
  exchange, and income taxes                        (46)          (1)         (3)              -              -           (50)

                                         ======================================================================================
Segment Results                             $       214     $     19    $      -       $      37       $      -    $      270
                                         ======================================================================================


                                                                           Successor Company
                                         --------------------------------------------------------------------------------------
                                                                 Nine months ended September 30, 2005
                                                                                                                      ACE
                                         Transportation    Loyalty     Technical    Regional      Inter-Segment  Consolidated
                                          Services (a)   Program (b)   Services   Operations (c)   Elimination       Total
                                         --------------------------------------------------------------------------------------

   Passenger revenue                        $     6,299     $      -    $      -       $       1       $      -   $     6,300
   Cargo revenue                                    444            -           -               -              -           444
   Other revenue                                     92          478         148               6              -           724
                                         --------------------------------------------------------------------------------------
External revenue                                  6,835          478         148               7              -         7,468
   Inter-segment revenue                            160            8         414             710         (1,292)            -
                                         --------------------------------------------------------------------------------------
Total revenue                                     6,995          486         562             717         (1,292)        7,468
                                         ======================================================================================

   Aircraft rent                                    251            -           -              54             (5)          300
   Depreciation, amortization,
     and obsolescence                               314            5          24              14              -           357
   Other operating expenses                       6,159          409         487             556         (1,287)        6,324
                                         --------------------------------------------------------------------------------------
Total operating expenses                          6,724          414         511             624         (1,292)        6,981

                                         --------------------------------------------------------------------------------------
Operating income                                    271           72          51              93              -           487

Total non-operating income (expense),
  interest, foreign exchange, and
  income taxes                                     (108)          (1)        (10)             (7)             -          (126)

                                         ---------------   ----------   ----------    -----------     ----------  -------------
Segment Results                              $      163     $     71    $     41       $      86       $      -   $       361
                                         ======================================================================================


Going forward from the date of the Aeroplan offering, as described in Note 5, a non-controlling interest charge is recorded upon the consolidation of Aeroplan LP. As Aeroplan LP's non-controlling interest is in a deficit position, the non-controlling interest charge is equal to the greater of the non-controlling interest holders' share of the Aeroplan LP earnings for the period or the amount of distributions to the non-controlling interest holder during the period.

a) Includes revenues and costs for Air Canada operations, Jazz transportation revenues and fees to Air Canada for Jazz operations under the capacity purchase agreement, as well as AC Cargo Limited Partnership (doing business as Air Canada Cargo), Destina eCommerce Group LP, ACGHS Limited Partnership (doing business as Air Canada Groundhandling), Touram Limited Partnership (doing business as Air Canada Vacations), and ACE. Destina eCommerce Group LP is a successor to Destina.ca Inc. and AC Online Limited Partnership, all assets of the latter entities have been transferred to Destina eCommerce Group LP as of July 1, 2005. Inter-segment revenue includes management fees and costs and operating services charged to the other segments. Foreign exchange is included by management in the Transportation Services segment. Interest expense in the Transportation Services segment represents interest on third party debt. Interest expense included in other segments represents interest on intercompany debt and third party debt. Management reflects all income taxes within the Transportation Services segment including any income taxes that may be applicable to amounts earned in the other segments because the activities of the other segments are carried out as limited partnerships and the income is taxable in certain entities included in Transportation Services.

Certain adjustments related to transactions between Air Canada and the Loyalty Program segment are recorded within the Transportation Services segment. These adjustments relate mainly to the revenue recognition timing difference from when Aeroplan records revenues, at the time a Mile is redeemed for travel, to the consolidated accounting policy of revenue recognition at the time reward transportation is provided. In addition the Loyalty Program segment records revenue from the redemption of Miles in Other revenue, whereas on the consolidated financial statements, Miles redeemed for travel on Air Canada and Jazz are recorded in Passenger revenue. In the Loyalty Program segment information, the cost to Aeroplan of purchasing rewards is recorded in other operating expenses. The adjustment for these items in the three months ended September 30, 2005 is an add back of $96 to Other revenue and Other operating expenses ($296 for the nine months ended September 30, 2005).

b) Other revenue includes revenue recognized on redemption of points accumulated through both air and third party contracts. Inter-segment revenue of $2 ($8 for the nine months ended September 30, 2005) represents the management fee charged to Air Canada by Aeroplan relating to the redemption of points accumulated prior to January 1, 2002. The value of points earned through air travel, charged by Aeroplan to Air Canada, is recorded in Aeroplan's accounts as deferred revenues.

c) Includes Jazz operations under the capacity purchase agreement effective September 30, 2004.

                                                                               Predecessor Company
                                                ----------------------------------------------------------------------------------
                                                                      Three months ended September 30, 2004
                                                                                                                          ACE
                                                    Transportation     Loyalty      Regional      Inter-Segment      Consolidated
                                                      Services         Program    Operations(d)    Elimination           Total
                                                ----------------------------------------------------------------------------------

     Passenger revenue                            $     1,922        $      -       $    201      $       -           $  2,123
     Cargo revenue                                        138               -              4              -                142
     Other revenue                                        130             100              1              -                231
                                                ----------------------------------------------------------------------------------
External revenue                                        2,190             100            206              -              2,496
     Inter-segment revenue                                125               7              2           (134)                 -
                                                ----------------------------------------------------------------------------------
Total revenue                                           2,315             107            208           (134)              2,496
                                                ==================================================================================

     Aircraft rent                                        147               -             11             (1)               157
     Depreciation, amortization and obsolescence          106               1              7              -                114
     Other operating expenses                           1,825             101            189           (133)             1,982
                                                ----------------------------------------------------------------------------------
Total operating expenses                                2,078             102            207           (134)             2,253
                                                ----------------------------------------------------------------------------------
Operating income (loss) before reorganization             237               5              1              -                243
and restructuring items

Reorganization and restructuring items                   (302)              -            (11)             -               (313)

                                                          (65)              5            (10)             -                (70)

Total non operating income (expense), foreign
exchange, and income taxes                                 (5)              -             (6)             -                (11)
                                                ----------------------------------------------------------------------------------
Segment Results                                  $        (70)        $     5       $    (16)      $      -           $    (81)
                                                ==================================================================================

                                                                               Predecessor Company
                                                ----------------------------------------------------------------------------------
                                                                      Nine months ended September 30, 2004
                                                                                                                          ACE
                                                    Transportation     Loyalty      Regional      Inter-Segment      Consolidated
                                                      Services         Program    Operations(d)    Elimination           Total
                                                ----------------------------------------------------------------------------------

     Passenger revenue                          $      5,040        $      -       $    566        $     -          $     5,628
     Cargo revenue                                       393               -             12              -                  405
     Other revenue                                       454             343              8              -                  805
                                                ----------------------------------------------------------------------------------
External revenue                                       5,887             343            608              -                6,838
     Inter-segment revenue                               367              48              7           (422)                   -
                                                ----------------------------------------------------------------------------------
Total revenue                                          6,254             391            615           (422)               6,838
                                                ==================================================================================

     Aircraft rent                                       493               -             32             (4)                 521
     Depreciation, amortization and obsolescence         286               3             23              -                  312
     Other operating expenses                          5,416             310            577           (418)               5,885
                                                ----------------------------------------------------------------------------------
Total operating expenses                               6,195             313            632           (422)               6,718
                                                ----------------------------------------------------------------------------------
Operating income (loss) before reorganization             59              78            (17)              -                 120
and restructuring items

Reorganization and restructuring items                  (819)              -            (52)              -                (871)

                                                        (760)             78            (69)              -                (751)
Total non operating income (expense), foreign
exchange and income taxes                               (129)              1            (16)              -                (144)
                                                ----------------------------------------------------------------------------------
Segment Results                                  $      (889)        $    79       $    (85)        $     -         $      (895)
                                                ==================================================================================

d) Includes Jazz transportation revenues and costs from Jazz operations as reported prior to implementation of the capacity purchase agreement on September 30, 2004.

Geographic Information of Passenger Revenue

                                     Successor Company       |     Predecessor Company
                                                             |
                              Three months     Nine months   | Three months    Nine months
                                  ended           ended      |     ended          ended
                              September 30,   September 30,  | September 30,  September 30,
                                  2005            2005       |     2004            2004
                             --------------------------------|------------------------------
Passenger revenue                                            |
                                                             |
    Canada                     $      1,000    $      2,593  |  $        809    $     2,236
    US Transborder                      398           1,176  |           363          1,160
    Atlantic                            635           1,365  |           560          1,212
    Pacific                             302             715  |           287            650
    Other                               126             451  |           104            370
                             --------------------------------|------------------------------
Total passenger revenue        $      2,461    $      6,300  |  $      2,123    $     5,628
                             ================================|==============================


Passenger revenues for Canada are based on the actual flown revenue for flights with an origin and destination in Canada. Passenger revenues for US Transborder and other international destinations are based on the actual flown revenue for flights with an origin or destination outside of Canada.

Property and Equipment

ACE's subsidiaries, Air Canada and Jazz, are Canadian based domestic and international carriers and while these subsidiaries' flight equipment is used on various routes internationally, for purposes of segment reporting, the Corporation attributes the location of flight equipment to Canada. As a consequence, substantially all of the Corporation's property and equipment are related to operations in Canada.

9.       Commitments

As a result of the adoption of AcG-15 as described in Note 1, the Corporation has consolidated leasing entities covering aircraft and engine leasing agreements previously accounted for as operating leases. The consolidation of these aircraft leasing agreements impacts the operating lease commitments previously disclosed in the 2004 annual consolidated financial statements of ACE. The future principal repayments under these aircraft agreements are now disclosed in Note 4, Long-term Debt and Capital Lease Obligations. Future minimum lease payments under existing operating leases of aircraft, excluding leases accounted for as VIEs, using period end exchange rates are:

    remainder of 2005           $      111
       2006                            438
       2007                            387
       2008                            305
       2009                            252
    Thereafter                       1,265
                             --------------
                                $    2,758
                             --------------

10.      Guarantees

As a result of the adoption of AcG-15 as described in Note 1, the Corporation no longer has any residual value guarantees under any of its aircraft leasing agreements accounted for as operating leases. The entire debt balance under these leasing agreements is now on the consolidated statement of financial position of the Corporation, and as a result the residual value support previously disclosed in the 2004 annual consolidated financial statements of ACE is no longer characterized as a guarantee of the Corporation.

11.      Financial Instruments

Foreign Exchange Contracts

As at September 30, 2005, the Company had entered into foreign currency forward contracts and option agreements on US$470 of purchases. The fair value of these foreign currency contracts as at September 30, 2005 is $13 in favour of third parties. These derivative instruments have not been designated as hedges for accounting purposes. The unrealized loss has been recorded in foreign exchange.

Fuel Contracts

As at September 30, 2005, the Company has entered into financial instruments to reduce the risk of jet fuel price volatility affecting future cash flows. As of September 30, 2005, the Company had collar option structures in place to hedge a portion of its anticipated jet fuel requirements over the 2005-to-2007 period. Because jet fuel is not traded on an organized futures exchange, liquidity for hedging this commodity is mostly limited to a shorter time horizon. Crude oil and heating oil contracts are effective commodities for hedging jet fuel and the Corporation will use these commodities for medium to longer term hedges. As of September 30, 2005, the majority of the Company's fourth quarter 2005 hedges are effectively jet fuel-based contracts. For 2006, the majority of the Company's hedge positions are effectively in the form of heating oil-based contracts. The majority of the remaining hedge positions are crude oil-based contracts. Hedge accounting will be applied prospectively from October 1, 2005. In the third quarter of 2005, these derivative instruments had not been designated as hedges for accounting purposes. As at September 30, 2005, the unrealized gain on these contracts is $2 and is recorded in other non-operating expense.

Other

During the third quarter 2005, the Corporation reached a settlement with a third party related to interest rate swaps, covering two B767 aircraft leases, that were terminated as a result of Air Canada's filing for CCAA on April 1, 2003. A dispute arose following termination between Air Canada and the unrelated third party with respect to replacement arrangements for the swaps. The settlement agreement provides for a payment to Air Canada of US$8 related to a portion of the net payments the Corporation would have received had the swaps not been terminated. The replacement swaps that were put in place with another unrelated third party have a fair value of $9 in favour of the Corporation on inception. As a result of these transactions, the Corporation recorded a gain of $17 net of transaction fees of $3. The swaps have a term to January, 2024 and convert lease payments related to two B767 aircraft leases consolidated under AcG-15, from fixed to floating interest rates.

12.      Reorganization and Restructuring Items

Cash expenditures related to reorganization and restructuring items for the three months ended September 30, 2004 amounted to $32 ($85 for the nine months ended September 30, 2004) and related mainly to the payment of professional fees. Reorganization and restructuring items are nil in the current period as no charges have been recorded in the Successor Company. The table below summarizes reorganization and restructuring charges recorded by the Predecessor Company:

                                                                   Predecessor Company
                                                         Three Months Ended     Nine Months Ended
                                                         September 30, 2004     September 30, 2004
                                                       ---------------------------------------------
Repudiated and renegotiated leases and contracts (a)       $          198         $          529

Labour related items (b)                                              156                    279

Foreign exchange adjustments on compromised debt                     (143)                   (84)

Professional fees                                                     106                    158

Interest income on accumulated cash (c)                                (4)                   (17)

Other                                                                   -                      6
                                                       ------------------------------------------
Reorganization and restructuring items, net                $          313         $          871
                                                       ==========================================


a) Repudiated and renegotiated contracts, including aircraft lease agreements, represented the estimated allowable claim resulting from contracts that had been terminated and the amortization of deferred charges related to deficiency claims on renegotiated contracts.

b) Labour related items relate to the amortization of the estimated compromised claim related to the Predecessor Company's employee groups.

c) Interest income earned by an entity under creditor protection, that it would not have earned but for the proceedings, should be reported as a reorganization and restructuring item. The interest income recorded in reorganization items is due mainly to the cash balances retained by the Predecessor Company as a result of the moratorium on aircraft lease payments and the stay on actions to collect pre-filing indebtedness, including trade payables.

13. Condensed Combined Financial Statements of the Applicants of the Predecessor Company

Consolidated financial statements of an entity under creditor protection that include one or more entities in reorganization proceedings and one or more entities not in reorganization proceedings should include disclosure of condensed combined financial statements of the entities in reorganization proceedings. The following are the condensed combined Statement of Operations and Statement of Cash Flow of the entities of the Predecessor Company that were in CCAA for the period ended September 30, 2004. Included in the Statement of Operations for the three months ended September 30, 2004 are intercompany revenues of $79 ($301 for the nine months ended September 30, 2004) and expenses of $55 ($184 for the nine months ended September 30, 2004) with non-Applicants.

Condensed Combined Statement of Operations
---------------------------------------------------------------------------------------------
                                                                Predecessor Company
                                                       Three Months Ended  Nine Months Ended
                                                       September 30, 2004  September 30, 2004
                                                       ------------------  ------------------
Operating revenues                                        $        2,448      $       6,581
Operating expenses                                                 2,238              6,596
                                                       -------------------------------------
Operating loss before reorganization and
  restructuring items                                                210                (15)
Reorganization and restructuring items (note 12)                    (313)              (871)
Net interest expense                                                 (64)              (171)
Loss on sale of assets                                               (62)               (74)
Other non-operating income, including equity income
  of non-applicants                                                   25                129
                                                       -------------------------------------
Loss before foreign exchange on non-compromised
  long-term monetary items and income taxes                         (204)            (1,002)
Foreign exchange on non-compromised long-term
  monetary items                                                     124                107
                                                       -------------------------------------
Loss before income taxes                                             (80)              (895)
Provision for income taxes                                            (1)                 -
                                                       -------------------------------------
Loss for the period                                       $          (81)     $        (895)
                                                       -------------------------------------

Condensed Combined Statement of Cash Flow
---------------------------------------------------------------------------------------------
                                                                Predecessor Company
                                                       Three Months Ended  Nine Months Ended
                                                       September 30, 2004  September 30, 2004
                                                       ------------------  ------------------
Net cash provided by operating activities                 $          168      $         320
Financing
  Aircraft related borrowings                                        116                233
  Reduction of long-term debt and capital lease
    obligations                                                      (49)              (358)
  Drawdown on GE DIP financing                                         -                300
  Credit facility borrowings                                           -                 80
                                                       -------------------------------------
                                                                      67                255
                                                       -------------------------------------
Investing
  Additions to property and equipment                               (139)              (320)
  Proceeds from sale of assets                                         -                  1
                                                       -------------------------------------
                                                                    (139)              (319)
                                                       -------------------------------------
Increase (decrease) in cash and cash equivalents                      96                256
Cash and cash equivalents, beginning of period                       857                697
                                                       -------------------------------------
Cash and cash equivalents, end of period                  $          953      $         953
                                                       -------------------------------------


14.      ACE Aviation Holdings Inc. / Air Canada
         Differences Between Generally Accepted Accounting Principles in Canada and the United States (Canadian dollars - millions except per share data)

The consolidated financial statements of the Corporation (and Predecessor Company) have been prepared in accordance with Canadian generally accepted accounting policies ("Canadian GAAP"), which differ in certain respects from accounting principles generally accepted in the United States (US GAAP). The following represents the principal differences affecting statements of operations and retained earnings (deficit), financial position, and cash flow as well as additional disclosures required by US GAAP.


                                                    Successor Company - ACE        |    Predecessor Company - Air Canada
                                                          (note 1)                 |                 (note 1)
                                             Three months ended   Six months ended | Three months ended    Six months ended
                                                 September 30       September 30   |    September 30         September 30
                                             --------------------------------------|----------------------------------------
                                                    2005                2005       |       2004                 2004
                                             --------------------------------------|----------------------------------------
Income (loss) for the period in                                                    |
accordance with Canadian GAAP                    $       270        $       361    |   $        (81)       $       (895)
                                             --------------------------------------|----------------------------------------
Aircraft introduction costs (1)                            -                  -    |              2                   5
Derivative instruments (2)                                 -                  -    |            (30)                (32)
Residual value guarantee adjustment (3)                    -                  -    |              5                  14
Pension valuation allowance (4)                            -                  -    |             (2)                 (6)
Pre-operating costs (5)                                    -                  -    |              5                   6
Convertible securities (6)                                57                 14    |              -                   -
Variable interest entity adjustment (7)                    -                  -    |             55                  11
Amortization of intangible assets (8)                     (1)                (1)   |              -                   -
Gain on discharge of compromised liabilities               -                  -    |          7,056               7,056
Fresh start reporting                                      -                  -    |         (1,501)             (1,501)
                                             --------------------------------------|----------------------------------------
Income adjustments for the period before                                           |
the following                                             56                 13    |          5,590               5,553
                                                                                   |
Cumulative effect of change in accounting                                          |
policy - Variable interest entity                                                  |
adjustment (7)                                             -                  -    |              -                (178)
Income tax adjustment                                     (2)                (4)   |              -                   -
Non-controlling interest - Variable                                                |
interest entity adjustment (7)                             -                  -    |             (2)                 (5)
                                             --------------------------------------|----------------------------------------

Respective period income adjustments                      54                  9    |          5,588               5,370
                                             --------------------------------------|----------------------------------------
Income (loss) for the period in                                                    |
accordance with US GAAP                                  324                370    |          5,507               4,475
                                             --------------------------------------|----------------------------------------

Minimum pension liability adjustment (4)                 238               (121)   |           (105)                 (2)
                                                                                   |
Available for sale securities (11)                        36                 36    |              -                   -
                                                                                   |
Fresh start reporting                                      -                  -    |            491                 491
                                             --------------------------------------|----------------------------------------
Comprehensive income (loss) for the period                                         |
in accordance with US GAAP                      $        598        $       285    |    $     5,893         $     4,964
                                             ======================================|========================================
                                                                                   |
Earnings (loss) per share - US GAAP                                                |
- Basic                                         $       3.15        $      3.70    |    $     46.86         $     38.27
- Diluted                                       $       2.74        $      3.34    |    $     40.46         $     33.05


                                                       Successor Company - ACE (note 1)
                                              September 30, 2005               December 31, 2004
Property and equipment
Balance under Canadian GAAP                   $            5,163               $           3,696
Variable interest entity adjustment (7)                        -                           1,417
                                             ----------------------------------------------------
Balance under US GAAP                         $            5,163               $           5,113
                                             ====================================================
Deferred charges
Balance under Canadian GAAP                   $              144               $             167
Deferred finance charges (6)                                  (3)                             (6)
Variable interest entity adjustment (7)                        -                             (15)
                                             ----------------------------------------------------
Balance under US GAAP                         $              141               $             146
                                             ====================================================
Goodwill
Balance under Canadian GAAP                   $                -               $               -
Goodwill (8)                                               1,468                           1,583
                                             ----------------------------------------------------
Balance under US GAAP                         $            1,468               $           1,583
                                             ====================================================
Intangible Assets
Balance under Canadian GAAP                   $            2,467               $           2,691
Variable interest entity adjustment (7)                        -                             (39)
Goodwill (8)                                                 134                              11
                                             ----------------------------------------------------
Balance under US GAAP                         $            2,601               $           2,663
                                             ====================================================
Other assets
Balance under Canadian GAAP                   $              373               $             137
Variable interest entity adjustment (7)                        -                             111
Available for sale securities (11)                            36
                                             ----------------------------------------------------
Balance under US GAAP                         $              409               $             248
                                             ====================================================
Current portion of long-term debt
Balance under Canadian GAAP                   $              264               $             218
Variable interest entity adjustment (7)                        -                              77
                                             ----------------------------------------------------
Balance under US GAAP                         $              264               $             295
                                             ====================================================
Long-term debt and capital lease obligations
Balance under Canadian GAAP                   $            3,400               $           2,328
Variable interest entity adjustment (7)                        -                           1,230
Convertible securities (6)                                    23                               -
                                             ----------------------------------------------------
Balance under US GAAP                         $            3,423               $           3,558
                                             ====================================================
Convertible preferred shares
Balance under Canadian GAAP                   $              144               $             132
Reclassification of preferred shares (6)                    (144)                           (132)
                                             ----------------------------------------------------
Balance under US GAAP                         $                -               $               -
                                             ====================================================
Pension and other benefit liabilities
Balance under Canadian GAAP                   $            2,233               $           2,344
Minimum pension liability adjustment (4)                     123                               2
                                             ----------------------------------------------------
Balance under US GAAP                         $            2,356               $           2,346
                                             ====================================================


                                                       Successor Company - ACE (note 1)
                                              September 30, 2005               December 31, 2004
Future income taxes
Balance under Canadian GAAP                   $              229               $             243
Goodwill (8)                                                  14                               -
                                             ----------------------------------------------------
Balance under US GAAP                         $              243               $             243
                                             ====================================================
Other long-term liabilities
Balance under Canadian GAAP                   $            1,388               $           1,645
Convertible preferred shares - embedded
  derivative (6)                                             184                             180
Convertible notes - embedded derivative (6)                   65                               -
Variable interest entity adjustment (7)                        -                            (156)
                                             ----------------------------------------------------
Balance under US GAAP                         $            1,637               $           1,669
                                             ====================================================
Minority interest
Balance under Canadian GAAP                   $              200               $               -
Variable interest entity adjustment (7)                        -                             178
                                             ----------------------------------------------------
Balance under US GAAP                         $              200               $             178
                                             ====================================================
Temporary equity
Balance under Canadian GAAP                   $                -               $               -
Reclassification of convertible preferred
  shares (6)                                                 179                             167
                                             ----------------------------------------------------
Balance under US GAAP                         $              179               $             167
                                             ====================================================
Shareholders' equity

Balance under Canadian GAAP                   $            1,258               $             203
Convertible securities (6)                                   (17)                             (5)
Reclassification of convertible preferred
  shares and convertible notes (6)                          (209)                           (117)
Variable interest entity adjustment (7)                        -                             112
Goodwill recorded at fresh start (8)                       1,596                           1,596
Current year income adjustments                                9                             (68)
Current year adjustments for comprehensive income
    Minimum pension liability adjustment (4)                (121)                             (2)
    Available for sale securities (11)                        36                               -
Cumulative prior year adjustments for:
    Future income tax                                         (2)                              -
    Convertible securities                                   (99)                              -
Comprehensive income
    Minimum pension liability adjustment                      (2)                              -
                                             ----------------------------------------------------
Balance under US GAAP                         $            2,449               $           1,719
                                             ====================================================


1.       Aircraft Introduction Costs
Under Canadian GAAP, the Predecessor Company deferred and amortized aircraft introduction costs. Under US GAAP, these costs are expensed as incurred. The Successor Company expenses aircraft introduction costs as incurred. Under Canadian GAAP, the Predecessor Company recorded amortization expense of $2 for the three months ended September 30, 2004 ($5 for the nine months ended September 30, 2004).

2.       Derivative Financial Instruments
Under US GAAP, all derivatives are recorded on the balance sheet at fair value. The Corporation and Predecessor Company have elected not to designate any derivatives as hedging instruments for US GAAP purposes and as such, changes in the fair value of all derivative instruments are recorded in income.

Effective January 1, 2004 under Canadian GAAP, derivative instruments that are not part of a designated hedging relationship are recorded at fair value, with changes in fair value recognized currently in income. The opening deferred credit related to the fair value adjustment of the Predecessor Company is amortized over the life of the related derivative instruments. Under US GAAP, this deferred credit is reversed to income. As a result of the application of fresh start reporting, this deferred credit was valued at nil in the Successor Company.

3.       Residual Value Guarantees under Operating Leased Aircraft
Under Canadian GAAP, the portion of the gain on sale-leasebacks that includes a residual value guarantee is deferred until the end of the lease term for leases entered into after September 1999, whereas under US GAAP, the amount would be deferred until the end of the lease term for leases entered into after September 1986. Further, under Canadian GAAP, the expected deficiency under a residual value guarantee is accrued over the remaining lease term irrespective of the end of lease term options for leases entered into after September 1999; however, under US GAAP, the accrual of an expected deficiency is required for leases entered into after September 1996. In the Successor Company, all aircraft lease agreements with residual value guarantees are consolidated under the Variable Interest Entity adjustment described under note 7. The adjustment for the three months ended September 30, 2004, and the nine months ended September 30, 2004 relates to the amortization of the previous accrual of the residual value guarantee on renegotiated leases where the residual value guarantee has been removed.

4.       Employee Future Benefits
Under Canadian GAAP, a minimum pension liability is not recognized if the accumulated benefit obligation related to employee pensions exceeds the fair value of plans assets; however, a pension valuation allowance is required to limit the pension asset to the amount that can be realized in the future. Under US GAAP, a minimum pension liability has been recorded; however, a pension valuation allowance is not permitted.

5.       Pre-operating Costs
Under Canadian GAAP, eligible pre-operating costs are deferred and amortized. Under US GAAP, these costs are expensed as incurred. Under Canadian GAAP, the Predecessor Company recorded amortization expense of $5 for the three months ended September 30, 2004 ($6 for the nine months ended September 30, 2004.

6.       Convertible Preferred Shares
Under US GAAP, the convertible preferred shares issued by the Successor Company contain an embedded derivative which has been reported separately as an other long-term liability at its fair value of $184 as at September 30, 2005 ($217 as at June 30, 2005; $201 as at March 31, 2005; and $180 as at December 31, 2004).
The convertible preferred shares were initially recorded at $162 which is the proceeds received less direct costs of issuance and the fair value of the embedded derivative, as of the date of issuance, and is included in temporary equity as the conditions of redemption are not solely within the control of the Successor Company. The adjustment to deferred charges reflects applying the direct costs of issuance, recorded in deferred charges under Canadian GAAP, against the amount recorded in temporary equity.

For the convertible preferred shares, the changes in the fair value of the embedded derivative are included in income and the accretion of the temporary equity to the redemption value over the period to redemption is reflected as a charge to retained earnings.

The adjustment reflects the reversal of interest expense under Canadian GAAP of $5 ($12 for the nine months ended September 30, 2005); increase (decrease) to the liability related to the fair values of the embedded derivative amounting to ($33) ($4 for the nine months ended September 30, 2005); and the amount charged to retained earnings under US GAAP of $5 ($12 for the nine months ended September 30, 2005).

Convertible Notes
Under Canadian GAAP the convertible notes issued in April 2005 are presented as a compound instrument. At the date of issuance, the value ascribed to the holders' conversion option, which is presented as equity, was $94 less allocated fees of $2; the value ascribed to the financial liability was $236. Under US GAAP the convertible notes were initially recorded at $260 which is the proceeds received before costs of issuance and the fair value of the embedded derivative, as of the date of issuance, of $71. The direct costs of issuance of $11 are recorded in deferred charges. The adjustment also reflects the increase (decrease) to the liability related to the fair values of the embedded derivative amounting to ($18) (($6) for the nine months ended September 30, 2005) and a reduction to interest expense of $1.

7.       Variable Interest Entities
As discussed in note 1, under Canadian GAAP, Accounting Guideline 15 - Consolidation of Variable Interest Entities ("AcG-15") was adopted on January 1, 2005. There are no significant differences between AcG-15 and Interpretation No. 46R - Consolidation of Variable Interest Entities ("FIN 46R"), issued by the Financial Accounting Standards Board and adopted effective January 1, 2004 under US GAAP that affect the Corporation's GAAP reconciliation. As a result, this reconciling difference is no longer applicable.

The adjustment for the three months ended September 30, 2004 of $53 ($6 for the nine months ended September 30, 2004), reflects depreciation expense of $23 ($73 for the nine months ended September 30, 2004), interest expense of $27 ($80 for the nine months ended September 30, 2004), a foreign exchange gain of $80 ($30 for the nine months ended September 30, 2004) and a non-controlling interest charge of $2 ($5 for the nine months ended September 30, 2004) offset by the reversal of aircraft rent expense of $25 ($134 for the nine months ended September 30, 2004).

8.       Fresh Start Reporting and Goodwill

Under Canadian GAAP, the effects of the fresh start reporting adjustments, including the settlement of the compromised debt, are accounted for as a capital transaction and recorded within shareholders' equity. Under US GAAP, the effect of the fresh start reporting adjustments, including the settlement of the compromised debt, are reflected in the income statement.

Under Canadian GAAP, upon emergence from creditor protection, the identifiable assets and liabilities of an enterprise are revalued based on the fair values of such assets and liabilities in a manner similar to that used for a business combination. The difference between the fair value of the Successor's equity over the fair value of the identifiable assets and liabilities is not permitted to be recorded as an asset (goodwill) under Canadian GAAP. US GAAP does not prohibit the recognition of goodwill to the extent that the reorganization value exceeds the fair value of the specific tangible and identifiable intangibles of the Successor. The resulting goodwill under US GAAP is not amortized and is subject to an impairment test on an annual basis or earlier if an event occurs or circumstances change that would more likely than not reduce the fair value of the respective reporting unit below the carrying amount.

Under Canadian GAAP, the benefit of future income tax assets that exist at fresh start, and for which a valuation allowance is recorded against, will be recognized first to reduce to nil any remaining intangible assets (on a pro-rata basis) that were recorded upon fresh start reporting with any remaining amount as a credit to shareholders' equity. Under US GAAP the benefit of future income tax assets that exist at fresh start will be recognized first to reduce to nil any goodwill, then intangibles with any remaining amount taken to income. As a result, the adjustment at September 30, 2005 reflects a cumulative increase to intangible assets of $136, less amortization expense of $1 for the three months ended September 30, 2005 ($2 for the nine months ended September 30, 2005), an increase to future income tax liabilities of $14, a cumulative reduction of $128 to goodwill, a tax expense of $2 for the three months ended September 30, 2005 ($4 for the nine months ended September 30, 2005) and a cumulative retained earnings adjustment of $(2).

9.       Comprehensive Income
Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners. Cumulative other comprehensive income (loss) as at September 30, 2005 is ($123), (($2) at December 31, 2004). For the periods presented, under Canadian GAAP, the Predecessor and the Successor were not permitted to use the concept of comprehensive income. The adjustments to cumulative other comprehensive income relate mainly to the minimum pension liability adjustment described under item 4.

10.      Pension and Other Benefit Plans

The components of US GAAP net periodic cost of defined benefit plans include the following:


                                                          Three Months Ended September 30
                                                     Pension Benefits            Other Benefits
                                                    2005          2004         2005          2004
                                                ------------------------------------------------------
Service cost                                        $ 51          $ 47         $ 21          $ 22
Interest cost                                        162           144           12            13
Expected return on plan assets                      (174)         (161)           -             -
Amortization of prior service cost                     -            22            -             4
Amortization of net transition obligation              -            (3)           -             -
Amortization of experience (gains) losses              -             5           (1)            8
                                                ------------------------------------------------------
                                                    $ 39          $ 54         $ 32          $ 47
                                                ======================================================

                                                           Nine Months Ended Septmeber 30
                                                     Pension Benefits            Other Benefits
                                                    2005          2004         2005          2004
                                                ------------------------------------------------------
Service cost                                       $ 150         $ 139         $ 63          $ 68
Interest cost                                        488           468           37            40
Expected return on plan assets                      (521)         (487)           -             -
Amortization of prior service cost                     -            67            -             5
Amortization of net transition obligation              -            (6)           -             -
Amortization of experience (gains) losses              -            30           (3)           11
                                                ------------------------------------------------------
                                                   $ 117         $ 211         $ 97         $ 124
                                                ======================================================

For the nine months ended September 30, 2005 the Corporation had contributed $214 to its defined benefit pension plans. The Corporation expects to contribute an additional $60 during the remainder of 2005.

11.      Available-for-sale Securities

Under Canadian GAAP, portfolio investments are accounted for using the cost method. Under US GAAP, portfolio investments classified as available-for-sale securities are carried at market value with unrealized gains or losses reflected as a separate component of shareholders' equity and included in comprehensive income. Under US GAAP, an unrealized gain of $36 for the three months ended September 30, 2005 has been recorded as a separate component of shareholders' equity and included in comprehensive income, to reflect the fair value of the US Airways investment of $122 at September 30, 2005.

New Accounting Policies

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). This standard replaces SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). It requires that the compensation cost of share-based payment transactions be recognized in financial statements based on the fair value of the equity or liability instruments issued. SFAS 123R is effective for public companies beginning with the first annual period that begins after June 15, 2005. The Corporation will adopt this statement as of the beginning the first quarter 2006. The Corporation has not completed its evaluation of the impact of SFAS 123R on its financial statements. Under Canadian GAAP as described in note 4t) to the 2004 annual consolidated financial statements of ACE, the fair value of stock options granted is recognized as a charge to salary and wage expense on a straight line basis over the applicable vesting period, with an offset to contributed surplus. The amount of compensation cost recognized at any date at least equals the value of the vested portion of the options at that date. When stock options are exercised, the consideration paid by employees, together with the amount in contributed surplus, is credited to share capital.

FASB has issued FIN 47 - Asset retirement obligations. This Interpretation clarifies that the term "conditional asset retirement obligation" as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and
(or) method of settlement are conditional on a future event that may or may not be within the control of the entity. This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005; the Corporation will apply FIN 47 in the fourth quarter 2005. The Corporation is reviewing the impact that FIN 47 may have on its financial statements.

                                                                      Document 3

                          [PHOTO OF AIRPLANE OMITTED]

-------------------------------------------------------------------------------


                               THIRD QUARTER 2005
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

                     For the period ended September 30, 2005


                                   (Unaudited)



--------------------------------------------------------------------------------




NOVEMBER 2, 2005

                               TABLE OF CONTENTS


1.     PREFACE................................................................1

2.     EXPLANATORY NOTES......................................................3
            2.1.     Glossary of Terms........................................3
            2.2.     Comparative Figures......................................3
            2.3.     Non-GAAP Financial Measure...............................4
            2.4.     Seasonality..............................................4
            2.5.     Loyalty Program..........................................5

3.     THIRD QUARTER RESULTS OF OPERATIONS - 2005 VERSUS 2004.................6
            3.1.     Comparison of Third Quarter Results......................7
            3.2.     Revenue Performance - Third Quarter......................8
            3.3.     Cost Performance - Third Quarter........................11

4.     YEAR-TO-DATE RESULTS OF OPERATIONS - 2005 VERSUS 2004.................14
            4.1.     Comparison of Year-to-date Results......................15
            4.2.     Revenue Performance - Year-to-date......................16
            4.3.     Cost Performance - Year-to-date.........................18

5.     ANALYSIS OF THE STATEMENT OF FINANCIAL POSITION.......................21
            5.1.     Share Capital and Other Equity..........................21
            5.2.     Debt Obligations........................................23

6.     FINANCIAL MANAGEMENT..................................................25
            6.1.     Cash Flows from (used for) Operations...................26
            6.2.     Cash Flows from (used for) Financing Activities.........27
            6.3.     Cash Flows from (used for) Investing Activities.........28

7.     RECENT DEVELOPMENTS...................................................29
            7.1.     Update on the initial public offering of Jazz
                       Air Limited Partnership...............................29

8.     LIQUIDITY.............................................................30

9.     QUARTERLY RESULTS.....................................................34

10.    SEGMENT INFORMATION...................................................35

11.    ACCOUNTING POLICIES...................................................38

12.    MATERIAL CHANGES......................................................43

13.    RISK FACTORS..........................................................44

1.   PREFACE

         ACE Aviation Holdings Inc. (ACE) was incorporated on June 29, 2004 for the purpose of becoming the parent company of Air Canada and its subsidiaries upon the implementation of the consolidated plan of reorganization, compromise and arrangement (the Plan) on September 30, 2004, as further described in the 2004 Annual Consolidated Financial Statements of ACE.

         In accordance with Section 1625 of the CICA Handbook, Comprehensive Revaluation of Assets and Liabilities (CICA 1625), ACE adopted fresh start reporting on September 30, 2004. References to "Predecessor Company" refer to Air Canada and its subsidiaries prior to September 30, 2004. References to "Successor Company" refer to ACE and its subsidiaries on and after June 29, 2004. In accordance with CICA 1625, prior period financial information has not been restated to reflect the impact of fair value adjustments and, accordingly, certain amounts in the Predecessor Company's results are not directly comparable with those of the Successor Company.

         As a result of the application of fresh start reporting, the application of new accounting policies, the effectiveness of certain lease contracts on emergence from creditor protection under the Companies' Creditors Arrangement Act (CCAA) and the debt and equity transactions that occurred on September 30, 2004, the Successor Company's financial statements are not directly comparable to those prepared for the Predecessor Company. The presentation of the financial information of ACE for the three months ended September 30, 2005 and the nine months ended September 30, 2005 and the financial information of Air Canada for the three months ended September 30, 2004 and the nine months ended September 30, 2004 are not directly comparable because the financial statements of Air Canada for periods prior to October 1, 2004 and the financial statements of ACE for periods on and after October 1, 2004 are those of different reporting entities and are prepared using different bases of accounting and different accounting policies.

         The consolidated statement of financial position as of September 30, 2005 and December 31, 2004 represent the accounts of the Successor Company. The consolidated statement of operations and the consolidated statement of cash flow for the three months ended September 30, 2005 and the nine months ended September 30, 2005 reflects the results of operations of the Successor Company; the three months ended September 30, 2004 and the nine months ended September 30, 2004 reflects the results of operations of the Predecessor Company.

         The Interim Unaudited Consolidated Third Quarter 2005 Financial Statements for the Successor Company are based on the accounting policies consistent with those disclosed for the Successor Company in Note 4 to the 2004 Annual Consolidated Financial Statements of ACE with the exception of the adoption of the accounting policies described in Note 1 to the Interim Unaudited Consolidated Third Quarter 2005 Financial Statements under "Accounting Policies" and page 38 of this MD&A under the section entitled "Accounting Policies".


_______________________________________________________________________________
ACE Aviation Holdings Inc.                                              Page 1
Third Quarter 2005 - Management's Discussion and Analysis

         In accordance with Canadian Generally Accepted Accounting Principles
(GAAP), the Interim Unaudited Consolidated Third Quarter 2005 Financial Statements do not include all of the disclosures required for annual financial statements and should be read in conjunction with the 2004 Annual Consolidated Financial Statements of ACE. All amounts are expressed in Canadian currency unless indicated otherwise. This Management's Discussion and Analysis is as of November 2, 2005.

         See Note 1 to the Interim Unaudited Third Quarter 2005 Consolidated Financial Statements for additional information on the nature of operations and accounting policies.

         For further information on ACE's and Air Canada's public disclosure file, please consult www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING INFORMATION
---------------------------------------------

         ACE's communications often contain written or oral forward-looking statements which are included in the MD&A and may be included in filings with securities regulators in Canada and the United States. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. All such statements are made pursuant to the "safe harbour" provisions of the governing US securities legislation. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.

         Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, energy prices, general industry, market and economic conditions, war, terrorist attacks, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations or disputes, restructuring, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending litigation and actions by third parties. The forward-looking statements contained in this discussion represent ACE's expectations as of November 2, 2005, and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.


_______________________________________________________________________________
ACE Aviation Holdings Inc.                                              Page 2
Third Quarter 2005 - Management's Discussion and Analysis

2.   EXPLANATORY NOTES

2.1. Glossary of Terms

Revenue Passenger Miles (RPMs)
------------------------------
A measure of passenger traffic calculated by multiplying the total number of revenue passengers carried by the miles they are carried.

Available Seat Miles (ASMs)
---------------------------
A measure of passenger capacity calculated by multiplying the total number of seats available for revenue traffic by the miles flown.

Passenger Load Factor
---------------------
A measure of passenger capacity utilization derived by expressing revenue passenger miles as a percentage of available seat miles.

Passenger Revenue per Revenue Passenger Mile (yield per RPM)
------------------------------------------------------------
Average passenger revenue per revenue passenger mile.

Passenger Revenue per Available Seat Mile (RASM)
------------------------------------------------
Average passenger revenue per available seat mile.

"Corporation" refers to, as the context may require, ACE and its subsidiaries collectively, ACE and one or more of its subsidiaries, one or more of ACE's subsidiaries, or ACE itself.

"Subsidiary" or "subsidiaries" refers to, in relation to ACE, any entity, including a corporation or a limited partnership, which is controlled, directly or indirectly, by ACE.

2.2. Comparative Figures

         Certain of the prior year's figures have been reclassified to conform to the current year's presentation. Short-term investments with original maturities greater than ninety days were previously included in cash and cash equivalents. Because of increased significance, they are now presented separately as short-term investments. Short-term investments have original maturities over 90 days, but not more than one year. These investments can be readily converted to cash and are with institutions that have high credit ratings.


_______________________________________________________________________________
ACE Aviation Holdings Inc.                                              Page 3
Third Quarter 2005 - Management's Discussion and Analysis

2.3. Non-GAAP Financial Measure

         EBITDAR (earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent) is a non-GAAP financial measure commonly used in the airline industry to view operating results before aircraft rent and ownership costs as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other asset acquisitions.

         EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have a standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies. EBITDAR, before reorganization and restructuring items, is reconciled to operating income (loss) before reorganization and restructuring items, as follows:


                                   Successor     Predecessor                  Successor          Predecessor
                                    Company        Company                     Company             Company
                                      ACE        Air Canada                     ACE              Air Canada
----------------------------------------------------------------------------------------------------------------------------
                                 Three Months   Three Months                   Nine Months      Nine Months
                                    Ended           Ended                        Ended             Ended
                                September 30,   September 30,      $          September 30,     September 30,       $
($ millions)                       2005            2004         Change           2005              2004          Change
----------------------------------------------------------------------------------------------------------------------------
GAAP operating income
before reorganization and
restructuring items (1)             320           243            77              487               120            367

Add back:

Depreciation, amortization
and obsolescence                    118           114             4              357               312             45

Aircraft rent                       112           157           (45)             300               521           (221)

EBITDAR, before
reorganization and
restructuring
items (1)                           550           514            36            1,144               953            191

EBITDAR margin (%) (2)             19.4          20.6       (1.2)pp             15.3              13.9          1.4pp


         (1) Reorganization and restructuring items were recorded while the Predecessor Company was under creditor protection from April 1, 2003 through to September 30, 2004. As the Successor Company emerged from CCAA proceedings on September 30, 2004, reorganization and restructuring items were not recorded after that date.

         (2) EBITDAR margin is calculated as EBITDAR divided by operating revenues.

2.4. Seasonality

         The Corporation has historically experienced considerably greater demand for its services in the second and third quarters of the calendar year and significantly lower demand in the first and fourth quarters of the calendar year. This demand pattern is principally a result of the high number of leisure travelers and their preference for travel during the spring and summer months. The Corporation has substantial fixed costs that do not meaningfully fluctuate with passenger demand in the short-term.


_______________________________________________________________________________
ACE Aviation Holdings Inc.                                              Page 4
Third Quarter 2005 - Management's Discussion and Analysis

2.5  Loyalty Program

         As described in Note 1 to the Interim Unaudited Third Quarter 2005 Consolidated Financial Statements, ACE implemented a loyalty program accounting policy as of September 30, 2004 that was different from the policy employed by the Predecessor Company.

         As a result of the application of fresh start reporting, the outstanding loyalty program mileage credits ("Miles") were adjusted to reflect the estimated fair value of Miles to be redeemed in the future. As a consequence of this fair value adjustment and the evolving nature of the Aeroplan loyalty program, the Successor Company changed the accounting policy as of September 30, 2004 for the recognition of its obligations relating to the loyalty program. The Predecessor Company recognized the obligation related to Miles earned through transportation services based on the incremental cost of providing future transportation services. On a prospective basis from the date of fresh start reporting, Miles earned by members through transportation services provided by the Corporation and the transportation services are treated as multiple elements. Miles are recorded at fair values with the residual allocated to transportation services. Consistent with the accounting policy of the Predecessor Company, the proceeds from the sale of Miles to loyalty program partners are deferred.

         Effective September 30, 2004, Miles redeemed for air travel on Air Canada and Jazz Air Limited Partnership ("Jazz") are included in Passenger revenue and Miles redeemed for other than air travel are included in Other revenue. Under the previous accounting policy in the Predecessor Company, Aeroplan redemption revenues from Miles earned by members through loyalty program partners were included in Other revenue.

         The sum of passenger revenues from Miles redeemed for air travel on Air Canada and Jazz and the above-noted deferred revenues are referred to as "Aeroplan passenger revenues" in this MD&A. The following table summarizes the amounts recorded under the current and previous accounting policies:


-----------------------------------------------------------------------------------------------------------
      ($ millions)                                          Three months Ended        Nine Months Ended
                                                            September 30, 2005        September 30, 2005
                                                          -------------------------- ----------------------
Successor Company Accounting Policy

Aeroplan Miles redeemed for air travel
on Air Canada and Jazz

      Miles earned through Air Transportation Services        $       47                 $       123

      Miles earned through loyalty program partners                   86                         229
                                                           -----------------------------------------------

                                                                     133                         352

Less the deferral of the fair value of Miles issued                  (43)                       (131)
                                                           -----------------------------------------------
Net recorded in Passenger revenue                             $       90                 $       221


                                                             Three months Ended       Nine Months Ended
                                                             September 30, 2004       September 30, 2004
                                                            ------------------------- ---------------------
Predecessor Company Accounting Policy

Miles earned through loyalty program
partners and redeemed for air travel
on Air Canada and Jazz (recorded in Other
revenue)                                                      $       50                 $       173
----------------------------------------------------------------------------------------------------------


_______________________________________________________________________________
ACE Aviation Holdings Inc.                                              Page 5
Third Quarter 2005 - Management's Discussion and Analysis

3.    THIRD QUARTER RESULTS OF OPERATIONS - 2005 VERSUS 2004

         The following table sets out the third quarter 2005 results of operations for ACE, the Successor Company, as compared to the third quarter 2004 results of operations for Air Canada, the Predecessor Company.

Consolidated Statement of Operations
----------------------------------------------------- ----------------------- ---------------------- ----------- ----------
                                                            Successor             Predecessor
                                                             Company                Company
                                                               ACE                 Air Canada
                                                      ----------------------- ---------------------- ----------- ----------
($ millions, except per share figures)                  Three Months Ended     Three Months Ended        $           %
(Unaudited)                                             September 30, 2005     September 30, 2004      Change     Change
----------------------------------------------------- ----------------------- ---------------------- ----------- ----------
Operating revenues
         Passenger                                                     2,461                  2,123         338         16
         Cargo                                                           162                    142          20         14
         Other                                                           210                    231         (21)        (9)
                                                      ----------------------- ---------------------- -----------
                                                                       2,833                  2,496         337         14
                                                      ----------------------- ---------------------- -----------

Operating expenses
         Salaries, wages and benefits                                    636                    630           6          1
         Aircraft fuel                                                   675                    462         213         46
         Aircraft rent                                                   112                    157         (45)       (29)
         Airport and navigation fees                                     259                    206          53         26
         Aircraft maintenance, materials and supplies                     80                     80           -          -
         Communications and information technology                        75                     73           2          3
         Food, beverages and supplies                                     94                     98          (4)        (4)
         Depreciation, amortization and obsolescence                     118                    114           4          4
         Commissions                                                      68                     78         (10)       (13)
         Other                                                           396                    355          41         12
                                                      ----------------------- ---------------------- -----------
                                                                       2,513                  2,253         260         12
                                                      ----------------------- ---------------------- -----------
Operating income before reorganization and
   restructuring items                                                   320                    243          77

Reorganization and restructuring items                                     -                   (313)        313

Non-operating income (expense)
         Interest income                                                  20                      2          18
         Interest expense                                                (76)                   (62)        (14)
         Interest capitalized                                              2                      -           2
         Gain (loss) on sale of and provisions
         on assets                                                         2                    (62)         64
         Other                                                            14                    (11)         25
                                                      ----------------------- ---------------------- -----------
                                                                         (38)                  (133)         95
                                                      ----------------------- ---------------------- -----------

Income (loss) before the following items:                                282                   (203)        485

Non-controlling interest                                                  (9)                     -          (9)
Foreign exchange gain                                                    125                    123           2
Provision for income taxes                                              (128)                    (1)       (127)
                                                      ----------------------- ---------------------- -----------
Income (loss) for the period                                             270                    (81)        351
                                                      ======================= ====================== ===========

Earnings (loss) per share
         - Basic                                                        2.66                  (0.67)
         - Diluted                                                      2.33                  (0.67)
----------------------------------------------------- ----------------------- ---------------------- -----------

Operating Statistics
----------------------------------------------------- ----------------------- --------------------- ------------- ----------
Revenue Passenger Miles (millions)                                    13,981                 12,853       1,128          9
Available Seat Miles (millions)                                       16,961                 15,993         968          6
Passenger Load Factor (%)                                               82.4                   80.4      2.0 pp
----------------------------------------------------- ----------------------- --------------------- ------------- ----------

_______________________________________________________________________________
ACE Aviation Holdings Inc.                                               Page 6
Third Quarter 2005 - Management's Discussion and Analysis

3.1  Comparison of Third Quarter Results

         In the third quarter of 2005, ACE reported an operating income of $320 million, an improvement of $77 million compared to the Predecessor Company's operating income before reorganization and restructuring items of $243 million recorded in the same quarter of 2004. EBITDAR improved $36 million over the 2004 quarter. Refer to "Non-GAAP Financial Measure" on page 4 of this MD&A for additional information on EBITDAR.

         In the third quarter of 2005, total operating revenues increased $337 million or 14 per cent compared to the third quarter of 2004. Passenger revenues were up $338 million or 16 per cent reflecting increases in all markets due to both a traffic improvement of 9 per cent as well as an increase in yield per RPM of 7 per cent. Such increase included the transfer of Aeroplan passenger revenues of $90 million into the Passenger revenue category. For additional information on Aeroplan passenger revenues, refer to page 5 of this MD&A.

         Operating expenses increased $260 million or 12 per cent versus the third quarter of 2004, including a significant increase in fuel expense of $213 million or 46 per cent over the third quarter of 2004. Capacity, as measured in available seat miles (ASM) increased 6 per cent. Unit cost for the third quarter of 2005, as measured by operating expense per ASM, increased 5 per cent from the third quarter of 2004. Excluding fuel expense, unit cost was down 3 per cent compared to the 2004 quarter. Unit cost reductions over the 2004 quarter included aircraft rent, benefits and commissions. Unit cost increases over the 2004 quarter, other than fuel expense, included airport user fees, legal and advisory fees and credit card fees on passenger sales.

         In the third quarter of 2004, reorganization and restructuring items amounted to $313 million. As Air Canada emerged from CCAA proceedings on September 30, 2004, reorganization and restructuring items were not recorded after that date.

         In the third quarter of 2005, non-operating expense amounted to $38 million, a decrease of $95 million from the third quarter of 2004. The third quarter of 2004 non-operating expense included provisions totaling $62 million for loss on sale of assets relating mainly to inactive aircraft and inventory. There were no provisions of this nature recorded in the 2005 quarter.

         Gains from revaluation of foreign currency monetary items and the impact of foreign currency derivative contracts amounted to $125 million in the third quarter of 2005 and were mainly attributable to a stronger Canadian dollar versus the US dollar at September 30, 2005 compared to June 30, 2005. This compared to foreign exchange gains of $123 million in the third quarter of 2004.

         The provision for income taxes amounted to $128 million during the third quarter of 2005.

         Net income for the third quarter of 2005 was $270 million compared to the net loss of $81 million recorded in the third quarter of 2004, an improvement of $351 million.


_______________________________________________________________________________
ACE Aviation Holdings Inc.                                              Page 7
Third Quarter 2005 - Management's Discussion and Analysis

3.2. Revenue Performance - Third Quarter

Passenger Revenues
------------------

         As a result of the inclusion of Aeroplan passenger revenues in passenger revenues starting in October 2004 as defined on page 5 of this MD&A, passenger revenues, RASM and yield per RPM are not directly comparable to previous years. For comparative purposes, the following discussion and tables will provide the reader with passenger revenue, RASM and yield per RPM variances that exclude the impact of the policy change related to Aeroplan passenger revenues. However, the discussion will also provide passenger revenue, RASM and yield per RPM information including the impact of the policy change related to Aeroplan passenger revenues.

         The table below describes, by major market, the percentage change from the prior year in passenger revenues for the eight most recent quarters, excluding the impact of the policy change related to Aeroplan passenger revenues.


                                      Passenger Revenue % Change Year-over-Year by Quarter
                                      ----------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                          |               Predecessor Company                  |              Successor Company                |
                          |                   Air Canada                       |                     ACE                       |
                          |----------------------------------------------------|-----------------------------------------------|
                          |   Quarter 4    Quarter 1    Quarter 2    Quarter 3 |  Quarter 4    Quarter 1   Quarter 2  Quarter 3|
                          |     2003          2004        2004         2004    |     2004        2005         2005       2005  |
--------------------------|----------------------------------------------------|-----------------------------------------------|
Canada                    |       (13)         (9)          8           3      |     0            1          13           17   |
US                        |       (19)        (13)          5          (1)     |   (17)         (13)          0            6   |
Atlantic                  |        (5)         (5)          6           6      |     4            8          10            9   |
Pacific                   |       (13)         15         162         113      |    35           14          11            5   |
Other                     |        18          24          38          25      |    22           17          18           18   |
System                    |                                                    |                                               |
(excluding Aeroplan)      |       (12)         (5)         15          12      |     1            1          10           12   |
--------------------------|----------------------------------------------------|-----------------------------------------------|
System                    |       (12)         (5)         15          12      |     4            5          14           16   |
(including Aeroplan)      |                                                    |                                               |
------------------------------------------------------------------------------------------------------------------------------


        The table below describes, by major market and excluding the impact of the policy change related to Aeroplan passenger revenues, quarter-over-quarter percentage changes in passenger revenues, capacity as measured by available seat miles (ASMs), traffic as measured by RPMs, passenger load factor as measured by RPMs divided by ASMs, yield as measured by passenger revenue per RPM and RASM as measured by passenger revenue per ASM.


                  Operating Statistics - Quarter 3, 2005 versus Quarter 3, 2004
                  -------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                              Passenger       Capacity        Traffic      Passenger Load      Yield
                              Revenue         (ASMs)          (RPMs)          Factor         per RPM        RASM
                              % Change        % Change        % Change        pp Change       % Change    % Change
-------------------------------------------------------------------------------------------------------------------
Canada                              17             6              11              3.6             6            11
US                                   6            (2)              5              5.3             1             8
Atlantic                             9             7               9              1.9             0             2
Pacific                              5             9               5             (3.5)            1            (4)
Other                               18            14              17              2.3             1             4
System
(excluding Aeroplan)                12             6               9              2.0             3             5
-------------------------------------------------------------------------------------------------------------------
System                              16             6               9              2.0             7             9
(including Aeroplan)
-------------------------------------------------------------------------------------------------------------------


_______________________________________________________________________________
ACE Aviation Holdings Inc.                                              Page 8
Third Quarter 2005 - Management's Discussion and Analysis

         As compared to the third quarter of 2004, system passenger revenues, which included Aeroplan passenger revenues of $90 million in the 2005 quarter, were up $338 million or 16 per cent. The passenger revenue growth versus the 2004 quarter was due to both passenger traffic and yield per RPM increases and to the inclusion of Aeroplan passenger revenues, as explained on page 5 of this MD&A, in the Passenger revenue category. In the third quarter of 2005, system passenger traffic grew 9 per cent, reflecting a strong market demand for the Air Canada and Jazz products, on an increase of 6 per cent in ASM flying capacity. As a result, system passenger load factor improved 2.0 percentage points to 82.4 per cent, a record high load factor for the third quarter. Excluding Aeroplan passenger revenues, yield per RPM improved 3 per cent and reflected yield per RPM increases in all markets with the exception of the Atlantic market which remained unchanged. The higher yields were primarily due to the Corporation increasing fare levels in the domestic and US transborder markets in addition to increasing fuel surcharges to and from most international destinations to cover higher fuel costs. System RASM, excluding Aeroplan passenger revenues, rose 5 per cent over the third quarter of 2004, reflecting both the improvement in passenger load factor and the increase in yield per RPM.

         Domestic passenger revenues, which included Aeroplan passenger revenues of $50 million in the 2005 quarter, were up $191 million or 24 per cent versus the third quarter of 2004. Domestic traffic grew 11 per cent while ASM capacity was increased by 6 percent resulting in a passenger load factor improvement of 3.6 percentage points. Domestic yield per RPM increased 6 per cent, excluding Aeroplan passenger revenues, mainly due to higher fare levels to cover higher fuel costs, the Corporation's improved domestic competitive position, as well as a stronger market demand for the higher-priced Tango Plus product. Reflecting both the improvement in passenger load factor and the yield per RPM improvement, excluding Aeroplan passenger revenues, domestic RASM rose 11 per cent above the 2004 level.

         US transborder passenger revenues, which included Aeroplan passenger revenues of $14 million in the 2005 quarter, rose $35 million or 10 per cent from the 2004 level. In response to increased capacity from US carriers, US transborder ASM capacity was reduced by 2 per cent. In spite of the ASM capacity reduction, traffic increased 5 per cent resulting in a passenger load factor improvement of 5.3 percentage points. Despite increased fare levels to cover higher fuel costs, the US transborder yield per RPM increased only 1 per cent, excluding Aeroplan passenger revenues, reflecting the Corporation's response to an aggressive pricing environment as a result of higher capacity on the transborder market from Canadian low-cost carriers, as well as the weakening of the US dollar versus the third quarter of 2004 for sales denominated in US dollars. Excluding Aeroplan passenger revenues, US transborder RASM was up 8 per cent due to the significant improvement in passenger load factor and, to a much lesser extent, the yield per RPM increase.

         Atlantic passenger revenues, which included Aeroplan passenger revenues of $23 million in the 2005 quarter, increased $75 million or 13 per cent due to a traffic increase of 9 per cent from the 2004 quarter. Despite increased fuel surcharges to cover higher fuel costs, Atlantic yield per RPM (excluding Aeroplan passenger revenues) was essentially unchanged reflecting a competitive pricing environment due to growth in charter capacity to Europe and the United Kingdom, as well as the weakening of foreign currencies for sales denominated in Euro and Sterling Pound. Traffic rose 9 per cent reflecting a strong

_______________________________________________________________________________
ACE Aviation Holdings Inc.                                              Page 9
Third Quarter 2005 - Management's Discussion and Analysis


market demand in the United Kingdom and the France markets and the addition of the route to Rome, Italy. Capacity increased 7 per cent largely due to the addition of the route to Rome, Italy and additional frequencies to the United Kingdom and the continent. As a result of the traffic increase, the Atlantic passenger load factor improved 1.9 percentage points. Excluding Aeroplan passenger revenues, RASM increased 2 per cent reflecting the passenger load factor improvement.

         Pacific passenger revenues, which included Aeroplan passenger revenues of $2 million in the 2005 quarter, were up $15 million or 5 per cent from the third quarter of 2004. Despite increased fuel surcharges to cover higher fuel costs, excluding Aeroplan passenger revenues, yield per RPM rose only 1 per cent over the third quarter of 2004 reflecting yield per RPM improvements in the Hong Kong and Korea markets, partially offset by a competitive pricing environment in the China market due to significant increases in capacity from both Canadian and foreign carriers, as well as the weakening of Asian currencies versus the third quarter of 2004. Pacific passenger traffic grew 5 per cent on a 9 per cent increase in ASM capacity resulting in a 3.5 percentage point deterioration in the passenger load factor compared to the 2004 quarter. As a result of the reduction in the passenger load factor, RASM decreased 4 per cent, excluding Aeroplan passenger revenues.

         South Pacific, Caribbean, Mexico and South America passenger revenues, which included Aeroplan passenger revenues of $1 million in the 2005 quarter, increased $22 million or 21 per cent from the third quarter of 2004. Traffic grew 17 per cent on an ASM capacity increase of 14 per cent resulting in a 2.3 percentage point improvement in passenger load factor compared to the 2004 quarter. Excluding Aeroplan passenger revenues, yield per RPM rose 1 per cent over the third quarter of 2004 and RASM increased 4 per cent primarily as a result of the increase in passenger load factor. The growth in these markets is largely from additional flying primarily to South America and, to a lesser extent, from increased service to traditional leisure destinations.

Cargo Revenues
--------------

         Cargo revenues increased $20 million or 14 per cent mainly due to a higher volume of cargo carried largely in the Pacific market. Revenues from freighter operations increased $34 million over the third quarter of 2004 while revenues from non-freighter operations declined by $14 million. Cargo freighter operations commenced in the international market in November 2004 following the retirement of the Boeing 747-400 Combi aircraft. Yield per revenue ton mile was essentially unchanged from the 2004 quarter as the favourable impact of increased fuel surcharges was offset by an unfavourable mix of lower-yielding freight express traffic versus the third quarter of 2004.


_______________________________________________________________________________
ACE Aviation Holdings Inc.                                              Page 10
Third Quarter 2005 - Management's Discussion and Analysis

Other Revenues
--------------

         Other non-transportation revenues were down $21 million or 9 per cent mainly as a result of the change in accounting policy for the loyalty program (Aeroplan) as described on page 5 of this MD&A. For the three months ended September 30, 2004, Aeroplan revenues from Miles earned by members through the loyalty program partners amounted to $50 million and were recorded in the Other revenue category. For the three months ended September 30, 2005, Aeroplan revenues from Miles redeemed for air travel on Air Canada and Jazz are recorded in the Passenger revenue category. Partly offsetting the reduction from the change in accounting policy for the loyalty program is an increase in third party technical services revenues as well as other factors including higher cancellation and change fees.

3.3. Cost Performance - Third Quarter

Impact of the Adoption of AcG-15
--------------------------------

         Effective January 1, 2005, the Corporation adopted Accounting Guideline 15 - Consolidation of Variable Interest Entities (AcG-15). Refer to
Note 1 to the Interim Unaudited Third Quarter 2005 Consolidated Financial Statements or to page 38 of this MD&A for additional information on the adoption of AcG-15. In the third quarter of 2005, the net impact of adopting AcG-15 on the Corporation's results was a pre-tax income of $38 million or $0.38 per share, basic. The impact of the adoption of AcG-15 was a reduction to aircraft rent expense of $30 million, an increase to depreciation expense of $20 million, an increase to net interest expense of $24 million, a foreign exchange gain of $55 million and a non-controlling interest charge of $3 million compared to financial results had AcG-15 not been effective.

Operating Expenses
------------------

         In the third quarter of 2005, total operating expenses increased $260 million or 12 per cent compared to the third quarter of 2004 and included a fuel expense increase of $213 million or 46 per cent. Unit cost rose 5 percent over the 2004 level (excluding fuel expense, unit cost declined 3 per cent).

         Salaries and wages expense totaled $503 million in the third quarter of 2005, an increase of $29 million from the third quarter of 2004. Included in salaries and wages expense in the third quarter of 2005 was approximately $13 million relating to an employee profit sharing program and a $5 million charge related to a voluntary severance program. No expenses related to the profit sharing program were recorded in 2004. Partly offsetting these increases to salaries and wages expense is a reduction in average salaries reflecting employees being hired at lower wage scales. Average full-time equivalent (FTE) employees increased 2 per cent on a capacity increase of 6 per cent over the 2004 quarter. Employee productivity, as measured by ASM per FTE employee, grew 4 per cent over the third quarter of 2004.

         Employee benefits expense amounted to $133 million in the third quarter of 2005, a decrease of $23 million or 15 per cent from the third quarter of 2004. The decrease was largely due to lower pension and employee future benefits expenses as a result of the elimination of unamortized actuarial losses and prior service costs resulting from fresh start reporting.

         Fuel expense was up $213 million or 46 per cent, on a capacity increase of 6 per cent, reflecting continuing record high fuel prices. The average base fuel price increase of $234 million and the volume increase of $36 million were partially offset by a reduction of $57 million due to the favourable impact of

_______________________________________________________________________________
ACE Aviation Holdings Inc.                                              Page 11
Third Quarter 2005 - Management's Discussion and Analysis a stronger Canadian dollar versus the US dollar during the quarter when compared to the third quarter of 2004. On a unit cost basis, fuel expense per ASM rose 38 per cent.

         Aircraft rent expense was reduced by $45 million or 29 per cent. As a result of the adoption of AcG-15 combined with the impact of fresh start reporting, aircraft rent expense declined $37 million versus the same period last year. Other factors in the remaining decrease included the impact of lease renegotiations, as well as the impact of a stronger Canadian dollar versus the US dollar for leases denominated in US dollars. Partially offsetting this decrease in aircraft rent expense is the impact of aircraft additions to the fleet, net of aircraft lease terminations and returns.

         Airport and navigation fees rose $53 million or 26 per cent over the 2004 quarter. Higher fees for air navigation services as a result of a 10 per cent average unit rate increase which came into effect in September 2004, higher landing and general terminal fees, primarily at Toronto's Pearson International Airport, as well as a 5 per cent increase in aircraft departures versus the 2004 quarter were the main factors in the increase. In addition, in the third quarter of 2004, the Corporation recorded a favourable adjustment of $22 million to navigation fees relating to Federal Aviation Administration
(FAA) over flight fees.

         Aircraft maintenance, materials and supplies expense was unchanged from the 2004 quarter.

         Communications and information technology expense was up $2 million or 3 per cent largely due to increased volume for communication services for web and Global Distribution System (GDS) as well a an increase in information technology projects. The increase resulting from higher volumes was largely offset by renegotiated contract rates for information technology and communications services and by the impact of a stronger Canadian dollar versus the US dollar in the quarter when compared to the third quarter of 2004.

         Food, beverage and supplies expense decreased $4 million or 4 per cent versus the 2004 quarter on a passenger traffic increase of 9 per cent. The impact of cost reduction initiatives offset the volume-related increase. In the third quarter of 2004, the Corporation recorded an unfavourable adjustment of $4 million relating to an inventory provision.

         Depreciation, amortization and obsolescence expense rose $4 million or 4 per cent. As a result of the adoption of AcG-15, depreciation expense increased $20 million. Amortization of intangible assets amounted to $24 million compared to $8 million in the same period last year. These increases were largely offset by declines mainly as a result of fresh start reporting.

         Commission expense was down $10 million or 13 per cent on combined passenger and cargo revenue growth of 12 per cent, excluding Aeroplan passenger revenues. The main reason for the decrease in commission expense was the impact of a new commission structure for web and GDS bookings as well as lower international commissions which more than offset the volume-related increase. The impact of a stronger Canadian dollar versus the US dollar in the quarter when compared to the third quarter of 2004 was also a factor in the decrease.

_______________________________________________________________________________
ACE Aviation Holdings Inc.                                              Page 12
Third Quarter 2005 - Management's Discussion and Analysis

         The other operating expense category was up $41 million or 12 per cent over the same period of 2004 and included increases in credit card fees, legal and advisory fees, and other categories of expenses mainly related to the 6 per cent increase in ASM capacity.

Non-Operating Expense
---------------------

         Non-operating expense totaled $38 million in the third quarter of 2005, a $95 million decrease from the third quarter of 2004. The third quarter of 2004 non-operating expense was impacted by the recording of provisions totaling $62 million by the Predecessor Company for loss on sale of assets relating mainly to inactive aircraft and inventory. There were no provisions of this nature recorded in the 2005 quarter. Net interest expense amounted to $54 million, a decrease of $6 million from the 2004 quarter comprised primarily of $18 million in higher interest income reflecting higher cash balances and an increase in average interest rates, partially offset by an increase in interest expense of $24 million as a result of the adoption of AcG-15. Interest income of $4 million in the third quarter of 2004 was allocated to reorganization and restructuring items. Other non-operating income totaled $14 million in the 2005 quarter, and related mainly to a settlement of interest rate swaps on aircraft leases that were terminated as a result of Air Canada's filing under CCAA on April 1, 2003. Refer to "Financial Instruments" on page 23 of this MD&A for additional information on the interest rate swaps settlement.

Non-controlling interest
------------------------

         Non-controlling interest charge amounted to $9 million in the third quarter of 2005 and was related to distributions to the non-controlling interest holders of Aeroplan and to the adoption of AcG-15.

Foreign Exchange Gains
----------------------

         Gains from revaluation of foreign currency monetary items amounted to $125 million in the third quarter of 2005 attributable to a stronger Canadian dollar versus the US dollar at September 30, 2005 compared to June 30, 2005. These gains included $73 million related to capital lease obligations and $55 million as a result of the adoption of AcG-15. In the third quarter of 2004, foreign exchange gains on non-compromised monetary items amounted to $123 million.

Future Income Taxes
-------------------

         Provision for income taxes amounted to $128 million in the third quarter of 2005. No tax recovery was recorded on the loss in the third quarter of 2004. Refer to Note 14 of the 2004 Annual Consolidated Financial Statements of ACE for additional information.



_______________________________________________________________________________
ACE Aviation Holdings Inc.                                              Page 13
Third Quarter 2005 - Management's Discussion and Analysis

4.   YEAR-TO-DATE RESULTS OF OPERATIONS - 2005 VERSUS 2004

         The following table sets out 2005 year-to-date results of operations for ACE, the Successor Company, as compared to 2004 year-to-date results of operations for Air Canada, the Predecessor Company.


Consolidated Statement of Operations
-----------------------------------------------------------------------------------------------------------------------------
                                                         Successor Company      Predecessor Company
                                                                ACE                 Air Canada
                                                       ---------------------------------------------------------------------
($ millions, except per share figures)                   Nine Months Ended       Nine Months Ended         $         %
(Unaudited)                                             September 30, 2005      September 30, 2004      Change     Change
----------------------------------------------------------------------------------------------------------------------------

Operating revenues
         Passenger                                                     6,300                  5,628        672        12
         Cargo                                                           444                    405         39        10
         Other                                                           724                    805        (81)      (10)
                                                       --------------------------------------------------------
                                                                       7,468                  6,838        630         9
                                                       --------------------------------------------------------
Operating expenses
         Salaries, wages and benefits                                  1,872                  1,989       (117)       (6)
         Aircraft fuel                                                 1,620                  1,174        446        38
         Aircraft rent                                                   300                    521       (221)      (42)
         Airport and navigation fees                                     702                    616         86        14
         Aircraft maintenance, materials and supplies                    263                    265         (2)       (1)
         Communications and information technology                       230                    236         (6)       (3)
         Food, beverages and supplies                                    253                    264        (11)       (4)
         Depreciation, amortization and obsolescence                     357                    312         45        14
         Commissions                                                     206                    240        (34)      (14)
         Other                                                         1,178                  1,101         77         7
                                                       --------------------------------------------------------
                                                                       6,981                  6,718        263         4
                                                       --------------------------------------------------------
Operating income before reorganization and
  restructuring items                                                    487                    120        367

Reorganization and restructuring items                                     -                   (871)       871

Non-operating income (expense)
         Dilution gain                                                   190                      -        190
         Interest income                                                  47                      6         41
         Interest expense                                               (228)                  (169)       (59)
         Interest capitalized                                              8                      -          8
         Gain (loss) on sale of and provisions on assets                   2                    (75)        77
         Other                                                           (16)                   (10)        (6)
                                                       --------------------------------------------------------
                                                                           3                   (248)       251
                                                       --------------------------------------------------------
Income (loss) before the following items:                                490                   (999)     1,489

Non-controlling interest                                                 (16)                     -        (16)
Foreign exchange gain                                                     57                    106        (49)
Provision for income taxes                                              (170)                    (2)      (168)
                                                       --------------------------------------------------------
Income (loss) for the period                                             361                   (895)     1,256
                                                       ========================================================

Earnings (loss) per share
         - Basic                                                        3.73                  (7.45)
         - Diluted                                                      3.37                  (7.45)
----------------------------------------------------------------------------------------------------------------------------

Operating Statistics
----------------------------------------------------------------------------------------------------------------------------
Revenue Passenger Miles (millions)                                    36,180                 33,746      2,434         7
Available Seat Miles (millions)                                       45,014                 43,722      1,292         3
Passenger Load Factor (%)                                               80.4                   77.2     3.2 pp
----------------------------------------------------------------------------------------------------------------------------

_______________________________________________________________________________
ACE Aviation Holdings Inc.                                              Page 14
Third Quarter 2005 - Management's Discussion and Analysis

4.1. Comparison of Year-to-date Results

         For the nine months ended September 30, 2005, ACE reported operating income of $487 million, an improvement of $367 million over the same period in 2004, in spite of a fuel expense increase of $446 million or 38 percent. EBITDAR improved $191 million over the nine months ended September 30, 2004. Refer to "Non-GAAP Financial Measure" on page 4 of this MD&A for additional information on EBITDAR.

         For the nine months ended September 30, 2005, total operating revenues increased $630 million or 9 per cent compared to the nine months ended September 30, 2004. Passenger revenues were up $672 million or 12 per cent reflecting increases in all markets and included the transfer of Aeroplan passenger revenues of $221 million into the Passenger revenue category. For additional information on Aeroplan passenger revenues, refer to page 5 of this MD&A.

         Operating expenses were up $263 million versus the nine months ended September 30, 2004 and included an increase in fuel expense of $446 million or 38 per cent over the same period of 2004. ASM capacity increased 3 per cent when compared to the same period of 2004. Unit cost for the nine months ended September 30, 2005, as measured by operating expense per ASM, increased 1 per cent from the nine months ended September 30, 2004. Excluding fuel expense, unit cost was down 6 per cent. Unit cost reductions were achieved in aircraft rent, benefits expense, commissions and food, beverages and supplies expense.

         For the nine months ended September 30, 2004, reorganization and restructuring items amounted to $871 million. As Air Canada emerged from CCAA proceedings on September 30, 2004, reorganization and restructuring items were not recorded after that date.

         For the nine months ended September 30, 2005, non-operating expense improved $251 million and included a dilution gain of $190 million (before tax) relating to the Aeroplan transaction as further described in ACE's Second Quarter 2005 Management's Discussion and Analysis of Results dated August 4, 2005. Also, included in other non-operating expenses was a charge of $29 million relating to the repayment of the GE exit credit facility. For the nine months ended September 2004, a provision for loss on sale of assets of $75 million was recorded related mainly to inactive aircraft and inventory.

         Gains from revaluation of foreign currency monetary items amounted to $57 million for the nine months ended September 30, 2005 attributable to a stronger Canadian dollar versus the US dollar at September 30, 2005 compared to December 31, 2004. This compared to foreign exchange gains on non-compromised monetary items of $106 million recorded for the nine months ended September 30, 2004.

         The provision for income taxes amounted to $170 million during the nine months ended September 30, 2005.

         Net income for the nine months ended September 30, 2005 was $361 million compared to a net loss of $895 million for the nine months ended September 30, 2004, an improvement of $1,256 million.



_______________________________________________________________________________
ACE Aviation Holdings Inc.                                              Page 15
Third Quarter 2005 - Management's Discussion and Analysis

4.2. Revenue Performance - Year-to-date

Passenger Revenues
------------------

         The table below describes, by major market and excluding the impact of the policy change related to Aeroplan passenger revenues, year-to-date over year-to-date percentage changes in passenger revenues, capacity as measured by ASMs, traffic as measured by RPMs, passenger load factor as measured by RPMs divided by ASMs, yield as measured by passenger revenue per RPM, and RASM as measured by passenger revenue per ASM.


                                                 Operating Statistics
                                                 --------------------
                   Nine months ended September 30, 2005 versus nine months ended September 30, 2004
                   --------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
                              Passenger      Capacity         Traffic        Passenger        Yield
                               Revenue        (ASMs)           (RPMs)       Load Factor      per RPM          RASM
                              % Change       % Change         % Change       pp Change       % Change       % Change
---------------------------------------------------------------------------------------------------------------------
Canada                              11              3               8            4.1              3              8
US                                  (3)            (7)              3            7.0             (5)             4
Atlantic                             9              5               7            2.1              2              4
Pacific                              9              6               5           (0.8)             4              3
Other                               18             14              17            1.8              1              3
System
(excluding Aeroplan)                 8              3               7            3.2              1              5
---------------------------------------------------------------------------------------------------------------------
System                              12              3               7            3.2              5              9
(including Aeroplan)
---------------------------------------------------------------------------------------------------------------------


         As compared to the nine months ended September 30, 2004, system passenger revenues, which included Aeroplan passenger revenues of $221 million in the 2005 period, were up $672 million or 12 per cent. As a result of higher fuel costs, domestic and US transborder fare levels have been increased over the nine months ended September 30, 2004 and fuel surcharges have been significantly increased to and from most international destinations.

         For the nine months ended September 30, 2005, system passenger traffic increased 7 per cent on an increase of 3 per cent in ASM flying capacity producing a 3.2 percentage point improvement in passenger load factor versus the 2004 level. Increases in yield per RPM for the domestic and other international markets were partly offset by a significant decrease in yield per RPM in the US transborder market. The yield per RPM increase was in part due to higher fare levels and to increased fuel surcharges. System RASM, excluding Aeroplan passenger revenues, rose 5 per cent over the 2004 level, mainly reflecting the major improvement in passenger load factor.

         For the nine months ended September 30, 2005, domestic passenger revenues, which included Aeroplan passenger revenues of $108 million in the 2005 period, were up $357 million or 16 per cent from the same period of 2004. Domestic passenger traffic grew 8 per cent and capacity was increased by 3 per cent resulting in a passenger load factor improvement of 4.1 percentage points over the 2004 level. Domestic yield per RPM increased 3 per cent, excluding Aeroplan passenger revenues. Reflecting both the increase in yield per RPM and the improvement in passenger load factor, excluding Aeroplan passenger revenues, domestic RASM rose 8 per cent above the 2004 level.


_______________________________________________________________________________
ACE Aviation Holdings Inc.                                              Page 16
Third Quarter 2005 - Management's Discussion and Analysis

         US transborder passenger revenues, which included Aeroplan passenger revenues of $49 million in the 2005 period, increased $16 million or 1 per cent from the same period in 2004. In response to increased capacity from US carriers, US transborder ASM capacity was reduced by 7 per cent. In spite of the ASM capacity reduction, traffic increased 3 per cent resulting in a passenger load factor improvement of 7.0 percentage points. Excluding Aeroplan passenger revenues, yield per RPM declined 5 per cent reflecting the Corporation's response to an aggressive pricing environment resulting from increased capacity in the transborder market by Canadian low-cost carriers, as well as the weakening of the US dollar for sales denominated in US dollars. Excluding Aeroplan passenger revenues, US transborder RASM was up 4 per cent as the significant improvement in passenger load factor more than offset the yield per RPM decrease.

         Compared to the nine months ended September 30, 2004, Atlantic passenger revenues, which included Aeroplan passenger revenues of $42 million in the 2005 period, increased $153 million or 13 per cent. This passenger revenue increase was due to a 2 per cent increase in yield per RPM, in part due to increased fuel surcharges to cover higher fuel costs, and to a passenger load factor improvement of 2.1 percentage points. Atlantic ASM capacity was increased by 5 per cent. Excluding Aeroplan passenger revenues, RASM was up 4 per cent reflecting both the yield per RPM increase and the improvement in the passenger load factor.

         Pacific passenger revenues, which included Aeroplan passenger revenues of $6 million for the nine months ended September 30, 2005, were up $65 million or 10 per cent versus the same period in 2004. Excluding Aeroplan passenger revenues, yield per RPM improved 4 per cent from the nine months ended September 30, 2004 in part due to increased fuel surcharges to cover higher fuel costs. Pacific traffic grew 5 per cent on a 6 per cent increase in ASM capacity resulting in a 0.8 percentage point decrease in passenger load factor as compared to the nine months ended September 30, 2004. Excluding Aeroplan passenger revenues, RASM increased 3 per cent as a result of the yield per RPM increase.

         South Pacific, Caribbean, Mexico and South America passenger revenues, which included Aeroplan passenger revenues of $16 million in the 2005 period, increased $81 million or 22 per cent from the same period in 2004. Traffic grew 17 per cent on an ASM capacity increase of 14 per cent resulting in a 1.8 percentage point improvement in passenger load factor as compared to the nine months ended September 30, 2004. Excluding Aeroplan passenger revenues, yield per RPM was up 1 per cent over the 2004 level. Fuel surcharges were increased to cover higher fuel costs. RASM increased 3 per cent reflecting both the passenger load factor improvement and the yield per RPM improvement. The growth in these markets is largely from additional flying to South and Latin America.


_______________________________________________________________________________
ACE Aviation Holdings Inc.                                              Page 17
Third Quarter 2005 - Management's Discussion and Analysis

Cargo Revenues
--------------

         Cargo revenues increased $39 million or 10 per cent mainly due to a higher volume of cargo carried in the Pacific market. Revenues from freighter operations increased $75 million over the nine months ended September 30, 2004 while revenues from non-freighter operations declined by $36 million. Cargo freighter operations commenced in the international market in November 2004 following the retirement of the Boeing 747-400 Combi aircraft. Yield per revenue ton mile was only 1 per cent above the nine months ended September 20, 2004 as the favourable impact of increased fuel surcharges was largely offset by an unfavourable mix of lower-yielding freight express traffic versus the same period in 2004.

Other Revenues
--------------

         Other non-transportation revenues were down $81 million or 10 per cent mainly as a result of the change in accounting policy for the loyalty program (Aeroplan) as described in page 5 of this MD&A. For the nine months ended September 30, 2004, Aeroplan revenues from Miles earned by members through the loyalty program partners amounted to $173 million and were recorded in the Other revenue category. For the nine months ended September 30, 2005, Aeroplan revenues from Miles redeemed for air travel on Air Canada and Jazz are recorded in the Passenger revenue category. Partly offsetting the reduction from the change in accounting policy for the loyalty program is increased third party technical services revenues and cancellation and change fees, as well as higher revenues from Air Canada Vacations related to growth in the Mexico and Cuba markets.

4.3. Cost Performance - Year-to-date

Impact of the Adoption of AcG-15
--------------------------------

         For the nine months ended September 30, 2005, the net impact of adopting AcG-15 on the Corporation's results was a pre-tax charge of $25 million or $0.26 per share, basic. The impact of the adoption of AcG-15 was a reduction to aircraft rent expense of $87 million, an increase to depreciation expense of $66 million, an increase to net interest expense of $69 million, a foreign exchange gain of $34 million and a non-controlling interest charge of $11 million compared to financial results had AcG-15 not been effective.

Operating Expenses
------------------

         For the nine months ended September 30, 2005, total operating expenses increased $263 million compared to the nine months ended September 30, 2004 and included a fuel expense increase of $446 million or 38 per cent versus the nine months ended September 30, 2004. Unit cost increased 1 per cent versus the 2004 level (excluding fuel expense, unit cost declined 6 per cent).

         The following discussion summarizes those categories with significant variances for the considered periods:


_______________________________________________________________________________
ACE Aviation Holdings Inc.                                              Page 18
Third Quarter 2005 - Management's Discussion and Analysis

         Salaries and wage expense totaled $1,459 million for the nine months ended September 30, 2005, essentially unchanged from the same period in 2004. The reduction of an average of 419 full-time equivalent (FTE) employees or 1 per cent from the nine months ended September 30, 2004, as well as salary reductions for unionized and non-unionized labour groups was offset by the expense of approximately $39 million relating to an employee profit sharing program. Employee productivity, as measured by ASM per FTE employee, grew 4 per cent compared to the nine months ended September 30, 2004.

         Employee benefits expense amounted to $413 million in the nine months of 2005, a decrease of $118 million or 22 per cent from the nine months ended September 30, 2004. The decrease was largely due to lower pension and employee future benefits expenses as a result of the elimination of unamortized actuarial losses and prior service costs resulting from fresh start reporting.

         Fuel expense increased $446 million or 38 per cent, on a capacity increase of 3 per cent, reflecting continuing record high fuel prices. The average base fuel price increase of $530 million and the volume-related increase of $47 million were partially offset by a reduction of $131 million due to the favourable impact of a stronger Canadian dollar versus the US dollar during the period. On a unit cost basis, fuel expense per ASM increased 34 per cent.

         Aircraft rent expense decreased $221 million or 42 per cent. As a result of the adoption of AcG-15 combined with the impact of fresh start reporting, aircraft rent expense decreased $107 million versus the same period last year. Other factors in the remaining decrease to aircraft rent expense included the impact of fair value adjustments as a result of fresh start reporting, the termination of the 747-400 leases, the net reclassification of certain aircraft leases from operating to capital leases, lease renegotiations, as well as a stronger Canadian dollar versus the US dollar for leases denominated in US dollars when compared to the nine months ended September 30, 2004. These decreases were partly offset by aircraft additions to the fleet, net of aircraft returns or terminations.

         Airport and navigation fees increased $86 million or 14 per cent. Higher fees for air navigation services as a result of a 10 per cent average unit rate increase which came into effect in September 2004 and higher landing and general terminal fees, primarily at Toronto's Pearson International Airport, were the main reasons for the increase. In addition, in the third quarter of 2004, the Corporation recorded a favourable adjustment of $22 million to airport and navigation fees relating to Federal Aviation Administration (FAA) over flight fees.

         Depreciation, amortization and obsolescence expense was up $45 million or 14 per cent over the same period in 2004 and included $66 million related to the adoption of AcG-15.

         Commission expense was down $34 million or 14 per cent on combined passenger and cargo revenue growth of 8 per cent, excluding Aeroplan passenger revenues. The impact of a new commission structure introduced for web and GDS bookings as well as lower international commissions more than offset the volume-related increase.

_______________________________________________________________________________
ACE Aviation Holdings Inc.                                              Page 19
Third Quarter 2005 - Management's Discussion and Analysis

         The other operating expense category rose $77 million or 7 per cent which included increased credit card fees, higher expenses relating to a higher volume and an increase in the cost of tour packages by Air Canada Vacations. Other increases were miscellaneous fees and services expense, Aeroplan non-air redemption expenses, customer maintenance materials, terminal handling expense as well as other factors partly offset by a reduction in advertising and promotion expense.

Non-Operating Income (Expense)
------------------------------

         Non-operating income amounted to $3 million for the nine months ended September 30, 2005, a $251 million improvement from the same period in 2004. In the second quarter of 2005, ACE recorded a dilution gain of $190 million (before tax) related to the Aeroplan transaction and a charge of $29 million related to the repayment of the GE exit credit facility. Net interest expense amounted to $173 million, an increase of $10 million from the same period in 2004 and included the impact of the adoption of AcG-15 of $69 million. Interest income amounted to $47 million for the nine months ended September 30, 2005 compared to $6 million for 2004. In the nine months ended September 30, 2004, interest income of $17 million was allocated to reorganization and restructuring items. In the first nine months of 2004, provisions for loss on sale of assets of $75 million were recorded mainly related to non-operating aircraft and inventory.

Non-controlling interest
------------------------

         Non-controlling interest amounted to $16 million and was related to distributions to the non-controlling interest holders of Aeroplan and to the adoption of AcG-15.

Foreign Exchange
----------------

         Gains from revaluation of foreign currency monetary items amounted to $57 million in the period attributable to a stronger Canadian dollar versus the US dollar at September 30, 2005 compared to December 31, 2004. The foreign exchange gains recorded in the nine months ended September 30, 2005 included gains of $45 million related to capital lease obligations and $34 million resulting from the adoption of AcG-15. This compared to foreign exchange gains on non-compromised monetary items of $106 million recorded in the same period of 2004.

Future Income Taxes
-------------------

         Provision for income taxes amounted to $170 million in the nine months ended September 30, 2005, of which $28 million related to the Aeroplan transaction which took place in the second quarter of 2005. No tax recovery was recorded on the loss in the first nine months of 2004. Refer to Note 14 of the 2004 Annual Consolidated Financial Statements of ACE for additional information.


_______________________________________________________________________________
ACE Aviation Holdings Inc.                                              Page 20
Third Quarter 2005 - Management's Discussion and Analysis

5.   ANALYSIS OF THE STATEMENT OF FINANCIAL POSITION


Consolidated Statement of Financial Position
--------------------------------------------------------------------------------------------------------
Unaudited
($ millions)                                                September 30, 2005      December 31, 2004
--------------------------------------------------------------------------------------------------------


ASSETS
Current
Cash, cash equivalents and short-term investments                       2,481                   1,632
Other current assets                                                    1,265                   1,063
                                                          --------------------------------------------
                                                                        3,746                   2,695
Property and equipment                                                  5,163                   3,696
Deferred charges                                                          144                     167
Intangible assets                                                       2,467                   2,691
Other assets                                                              373                     137
                                                          --------------------------------------------
                                                                       11,893                   9,386
                                                          ============================================

LIABILITIES
Current liabilities                                                     3,041                   2,491
Long-term debt and capital lease obligations                            3,400                   2,328
Convertible preferred shares                                              144                     132
Future income taxes                                                       229                     243
Pension and other benefit liabilities                                   2,233                   2,344
Non-controlling interest                                                  200                       -
Other long-term liabilities                                             1,388                   1,645
                                                          --------------------------------------------
                                                                       10,635                   9,183


Share capital and other equity                                            736                     187
Contributed surplus                                                         4                       1
Retained earnings                                                         518                      15
                                                          --------------------------------------------
SHAREHOLDERS' EQUITY                                                    1,258                     203
                                                          --------------------------------------------
                                                                       11,893                   9,386
----------------------------------------------------------============================================


         As a result of the adoption of AcG-15 effective January 1, 2005, the Corporation consolidated the financial statements of certain aircraft and engine leasing entities and fuel facilities corporations. As at September 30, 2005, additional property and equipment of $1,350 million, long-term debt, including current portion, of $1,178 million, other assets of $111 million, and non-controlling interest of $200 million are consolidated under AcG-15. The impact of the adoption of AcG-15 on the Consolidated Statement of Financial Position is described in further detail under the section entitled "Accounting Policies" on page 38 of this MD&A.

5.1. Share Capital and Other Equity

         As at September 30, 2005, the issued and outstanding common shares of ACE, along with common shares potentially issuable, which are comprised of convertible preferred shares, convertible notes and stock options, are as follows:


------------------------------------------------------------------------------------------------------------------
                                                                                 Successor Company
                                                                     September 30, 2005        December 31, 2004
                                                Authorized                      Outstanding (000)
------------------------------------------------------------------------------------------------------------------

Issued and outstanding common shares
         Class A variable voting shares         Unlimited                        76,919                   74,813
         Class B voting shares                  Unlimited                        24,294                    8,813
         Shares held in escrow                                                       87                    5,189
                                                                 ------------------------------------------------
Total issued and outstanding common shares                                      101,300                   88,815
-----------------------------------------------------------------------------------------------------------------


_______________________________________________________________________________
ACE Aviation Holdings Inc.                                              Page 21
Third Quarter 2005 - Management's Discussion and Analysis


-----------------------------------------------------------------------------------------------------------------
                                                                                Successor Company
                                                                     September 30, 2005        December 31, 2004
                                                                                Outstanding (000)
-----------------------------------------------------------------------------------------------------------------

Common shares potentially issuable
         Convertible preferred shares                                            10,102                    9,259
         Convertible notes                                                        6,875                        -
         Stock options                                                            3,692                    3,028
                                                                 -------------------------------------------------
Total common shares potentially issuable                                         20,669                   12,287
------------------------------------------------------------------------------------------------------------------


Share Capital and Other Equity Summary (net of issue costs):
------------------------------------------------------------------------------------------------------------------
($ millions)                                                                    Successor Company
                                                                     September 30, 2005        December 31, 2004
------------------------------------------------------------------------------------------------------------------

Common shares                                                                $    2,220                 $  1,778
Convertible preferred shares                                                        117                      117
Convertible notes                                                                    92                        -
                                                                 -------------------------------------------------
                                                                                  2,429                    1,895
Adjustment to shareholders' equity                                               (1,693)                  (1,708)
                                                                 -------------------------------------------------
Share capital and other equity                                               $      736                 $    187
------------------------------------------------------------------------------------------------------------------


         During the second quarter of 2005, ACE completed the public offering of an aggregate of 12,485,000 Class A Variable Voting Shares and Class B Voting Shares at a price of $37.00 per share for gross proceeds of approximately $462 million ($442 million, net of fees).

         In the same period, the Corporation issued $330 million of 4.25% Convertible Senior Notes due 2035 ("Convertible Notes") for net proceeds of $319 million. At the date of issuance, the value ascribed to the holders' conversion option, which is presented as equity, was $94 million less allocated fees of $2 million. The value ascribed to the financial liability was $236 million. Refer to Note 4b to the Interim Unaudited Third Quarter 2005 Consolidated Financial Statements for additional information.

         ACE used approximately $557 million of the aggregate net cash proceeds of the offerings to repay all of its outstanding debt under the exit credit facility with GE, including $16 million for early payment fees. The Corporation recorded a charge of $29 million in other non-operating expenses for this transaction in the three months ended June 30, 2005, including $13 million for the write-off of deferred financing charges.

         The Court-appointed Monitor for the restructuring of the Predecessor Company under the CCAA completed its report on May 30, 2005 confirming that all remaining disputed unsecured claims had been resolved and recommended to the Ontario Superior Court of Justice that it authorize the Monitor to proceed with the final distribution of shares held by the Monitor in escrow in accordance with the restructuring plan. The shares were distributed with the exception of 86,926 shares that continue to be held in escrow by the Monitor pending resolution of tax obligations with governmental authorities.


_______________________________________________________________________________
ACE Aviation Holdings Inc.                                              Page 22
Third Quarter 2005 - Management's Discussion and Analysis

5.2. Debt Obligations

         As at September 30, 2005, ACE had long-term debt of $3.7 billion, including capital lease obligations of $1.4 billion and $1.2 billion recorded as a result of the adoption of AcG-15. Cash, cash equivalents and short-term investments totaled $2.5 billion.

Lease Obligations
-----------------

         As a result of the adoption of AcG-15, the Corporation has consolidated leasing entities covering aircraft and engine leasing agreements previously accounted for as operating leases. The consolidation of these aircraft leasing agreements impacts the operating lease commitments previously disclosed in the 2004 Annual Consolidated Financial Statements of ACE. Future minimum lease payments under existing operating leases of aircraft, excluding leases accounted for as VIEs, amounted to $2.8 billion as at September 30, 2005 compared to $3.0 billion at December 31, 2004. Refer to the table on page 31 of this MD&A for additional information on ACE's future minimum lease payments under existing operating leases.

Guarantees
----------

         As a result of the adoption of AcG-15, the Corporation no longer has any residual value guarantees under any of its aircraft leasing agreements accounted for as operating leases. The entire debt balance under these leasing agreements is now on the Consolidated Statement of Financial Position of the Corporation and, as a result, the residual value support previously disclosed in the 2004 Annual Consolidated Financial Statements of ACE is no longer characterized as a guarantee of the Corporation.

Financial Instruments
---------------------

Foreign Exchange Contracts

         As at September 30, 2005, the Company had entered into foreign currency forward contracts and option agreements on US$470 million of purchases. The fair value of these foreign currency contracts as at September 30, 2005 is $13 million in favour of third parties. These derivative instruments have not been designated as hedges for accounting purposes. The unrealized loss has been recorded in foreign exchange.

Fuel Contracts

         Air Canada, like all airline operators, depends upon jet fuel to operate and, therefore, is impacted by changes in jet fuel prices. Jet fuel and oil represent a growing percentage of Air Canada's operating expenses reaching 27 per cent during the three months ended September 30, 2005 compared to 21 per cent for the same period in 2004. The Corporation endeavors to acquire jet fuel at the lowest possible cost. Because jet fuel is not traded on an organized futures exchange, liquidity for hedging this commodity is mostly limited to a shorter time horizon. Crude oil and heating oil contracts are effective commodities for hedging jet fuel and the Corporation will use these commodities for medium to longer term hedges. The Corporation currently holds paper positions in derivative financial instruments for hedging purposes only.


_______________________________________________________________________________
ACE Aviation Holdings Inc.                                              Page 23
Third Quarter 2005 - Management's Discussion and Analysis

         In order to minimize the Corporation's exposure to the volatility of fuel prices, a systematic fuel risk management strategy has been implemented using financial instruments to build up the Corporation's hedge position in increments of approximately 4 per cent per month to a target level of approximately 50 per cent of its anticipated jet fuel requirements for a 24-month period beginning in September 2005.

         As at September 30, 2005, the Corporation had collar option structures in place for all of its current fuel hedges. All of the Corporation's fourth quarter 2005 hedges are effectively jet fuel-based contracts. The Corporation has hedged 7 per cent of its fourth quarter 2005 jet fuel requirements at prices that can fluctuate between an average of US$73.00 to US$92.00 per barrel. For 2006, the majority of the Corporation's hedge positions are effectively in the form of heating oil-based contracts. The Corporation has hedged 8 per cent of its 2006 requirements at prices that can fluctuate between an average of US$74.00 to US$89.00 per barrel. For the first three quarters of 2007, the majority of the hedge positions are crude oil-based contracts. The Corporation has hedged 3 per cent of its 2007 requirements at prices that can fluctuate between an average of US$56.00 to US$72.00 per barrel. For all heating and crude oil fuel hedges, the prices disclosed above do not include the jet fuel premium.

         In the third quarter of 2005, these financial instruments had not been designated as hedges for accounting purposes. Hedge accounting will be applied prospectively from October 1, 2005. As at September 30, 2005, the unrealized gain on these contracts is $2 million and is recorded in other non-operating expense.

Other

         During the third quarter 2005, the Corporation reached a settlement with a third party related to interest rates swaps, covering two Boeing 767 aircraft leases, that were terminated as a result of Air Canada's filing for CCAA on April 1, 2003. A dispute arose following termination between Air Canada and the unrelated third party with respect to replacement arrangements for the swaps. The settlement agreement provides for a payment to Air Canada of US$8 million related to a portion of the net payments the Corporation would have received had the swaps not been terminated. The replacement swaps that were put in place with another unrelated third party have a fair value of $9 million in favour of the Corporation on inception. As a result of these transactions, the Corporation recorded a gain of $17 million, net of transaction fees of $3 million. The swaps have a term to January, 2024 and convert lease payments related to two Boeing 767 aircraft leases consolidated under AcG-15, from fixed to floating interest rates.

_______________________________________________________________________________
ACE Aviation Holdings Inc.                                              Page 24
Third Quarter 2005 - Management's Discussion and Analysis

6.   FINANCIAL MANAGEMENT

Consolidated Statement of Cash Flow
-----------------------------------------------------------------------------------------------------------------------
                                                                   Successor Company            Predecessor Company
                                                                          ACE                       Air Canada
                                                              ----------------------------------------------------------
                                                                 Three and Nine Months         Three and Nine Months
                                                                     periods ended                 periods ended
Cash flows from (used for)                                         September 30, 2005           September 30, 2004
-----------------------------------------------------------------------------------------------------------------------

Operating
  Income (loss) for the period                                         270            361           (81)          (895)

  Adjustments to reconcile to net cash provided by operations
    Reorganization and restructuring items                               -              -           281            786
    Depreciation, amortization and obsolescence                        118            357           114            312
    Gain (loss) on sale of and provisions on assets                     (2)            (2)           62             75
    Dilution gain                                                        -           (190)            -              -
    Foreign exchange                                                  (149)           (94)         (123)          (106)
    Future income taxes                                                125            161             1             (5)
    Employee future benefit funding (more than) less
       than expense                                                    (33)           (47)           34            126
    Decrease (increase) in accounts receivable                        (131)          (330)          (15)          (191)
    Decrease (increase) in spare parts, materials and supplies           3             (2)           (7)             -
    Increase (decrease) in accounts payable and
       accrued liabilities                                              (7)            53            49             34
    Increase (decrease) in advance ticket sales, net
       of restricted cash                                             (208)           230          (138)           196
    Aircraft lease payments (in excess of) less than
       rent expense                                                     (6)            (7)           (3)           (31)
    Other                                                                8            151             9             59
                                                             -------------- -------------- ------------- --------------
                                                                       (12)           641           183            360
                                                             -------------- -------------- ------------- --------------
Financing
  Issue of share capital                                                (1)           442             -              -
  Issue of convertible notes                                             -            319             -              -
  Issue of subsidiary units                                              -            232             -              -
  GE DIP financing                                                       -              -             -            300
  Aircraft related borrowings                                          213            213           116            233
  Credit facility borrowings                                           (18)           300             -             80
  Reduction of long-term debt and capital lease obligations            (67)          (834)          (49)          (358)
  Distributions paid to non-controlling interest                        (3)            (3)            -              -
  Other                                                                  1            (4)            (2)            (2)
                                                             -------------- -------------- ------------- --------------
                                                                       125            665            65            253
                                                             -------------- -------------- ------------- --------------
Investing
   Short-term investments                                              136         (1,219)           78            186
   Sale of subsidiary units                                              -             35             -              -
   Additions to capital assets                                        (316)          (411)         (142)          (328)
   Proceeds from sale of assets                                          4             41             1              2
   Cash collaterization of letters of credit                           (15)           (35)            -              -
   Investment in US Airways                                            (87)           (87)            -              -
                                                             -------------- -------------- ------------- --------------
                                                                      (278)        (1,676)          (63)          (140)
                                                             -------------- -------------- ------------- --------------

Increase (decrease) in cash and cash equivalents                      (165)          (370)          185            473
Cash and cash equivalents, beginning of period                       1,276          1,481           772            484
Cash and cash equivalents, transferred to the
  Successor Company                                                      -              -          (957)          (957)
                                                             -------------- -------------- ------------- --------------
Cash and cash equivalents, end of period                             1,111          1,111             -              -
                                                             ============== ============== ============= ==============

-----------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents exclude short-term investments of $1,370 million as at September 30, 2005 ($151 million as at December 31, 2004).

         The cash and cash equivalents of $957 million transferred from the Predecessor Company to the Successor Company combined with the net impact of the equity, financing and other transactions consummated for cash proceeds totaling $982 million upon the implementation of the Plan on September 30, 2004 resulted in cash and cash equivalents of $1,939 million in the Successor Company as at September 30, 2004.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 25
Third Quarter 2005 - Management's Discussion and Analysis

6.1.     Cash Flows from (used for) Operations

         The third quarter of 2005 cash flows used for operations was $12 million. This compared to cash flows from operations of $183 million in the third quarter of 2004, a decrease of $195 million. Further components of the cash flow change are described below:

    o Advance ticket sales was a use of funds of $208 million, largely reflecting the seasonal decrease in advance ticket sales (2004 - $138 million use of funds). Despite this decline, advance ticket sales, excluding loyalty program deferred revenues, amounted to $788 million at September 30, 2005 as compared to $585 million as a September 30, 2004, an increase of $203 million year-over-year, reflecting the significant increase in advance ticket sales leading into the third quarter of 2005.

    o Accounts receivable was a use of funds of $131 million in the third quarter of 2005. This compared to a use of funds of $15 million in the third quarter of 2004, an increase of $116 million. The main factor in the use of funds was an increase in commodity tax receivables on aircraft which will be collected in the fourth quarter of 2005. Other factors in the use of funds included increases in passenger-related receivables from other airlines and maintenance service receivables.

    o Employee future benefit funding was a use of funds of $33 million in the third quarter of 2005, versus a source of funds of $34 million from the third quarter of 2004. This change was mainly as a result of pension funding of $85 million in the quarter following the implementation of the Plan and the adoption of the Air Canada Pension Plan Solvency Deficiency Funding Regulations, as well as the application of fresh start reporting on September 30, 2004.

         The first nine months of 2005 cash flows from operations amounted to $641 million. This compared to cash flows from operations of $360 million in the same period of 2004, an improvement of $281 million. Improved operating results contributed significantly to the cash flow improvement.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 26
Third Quarter 2005 - Management's Discussion and Analysis

6.2.     Cash Flows from (used for) Financing Activities

         Aircraft-related borrowings amounted to $213 million in the third quarter of 2005 and related to the acquisition of nine Embraer 175 aircraft. Credit facility repayments totaled $18 million in the third quarter of 2005 and related to the repayment of Aeroplan's Revolving Term Credit Facility, as described below.

         Reduction of long-term debt and capital lease obligations amounted to $67 million in the third quarter of 2005 ($834 million in the first nine months of 2005). During the third quarter of 2005 scheduled payments of $33 million ($120 million in the first nine months of 2005) were made on capital lease obligations and scheduled payments of $7 million ($43 million in the first nine months of 2005) were made on the secured non-revolving term credit facility with Amex Bank of Canada Inc. Other mandatory scheduled payments made in the third quarter of 2005 amounted to $27 million ($102 million in the first nine months of 2005). During the nine months ended September 30, 2005, ACE repaid all of its outstanding debt of $540 million under the exit credit facility with GE and proceeds of $29 million resulting from the sale of one Boeing 747-400 aircraft were used to repay the GECC Limited Recourse Loan.

         For the nine months ended September 30, 2005, ACE completed the public offering of an aggregate of 12,485,000 Class A Variable Voting Shares and Class B Voting Shares at a price of $37.00 per share for gross proceeds of approximately $462 million ($442 million, net of fees). The Corporation also issued $330 million of 4.25% Convertible Senior Notes due 2035 ("Convertible Notes") for net proceeds of $319 million. During the period ended September 30, 2005, ACE and Aeroplan Income Fund (the Fund) completed an Initial Public Offering (IPO) of the Aeroplan Income Fund for aggregate net proceeds of $267 million, of which $232 million is included in financing activities for the nine months ended September 30, 2005 and $35 million is included in investing activities for the nine months ended September 30, 2005. The amount of $35 million included in investing activities relates to the net over-allotment proceeds which were the sale to the Fund of units held by ACE.

         Also during the nine months ended September 30, 2005, Aeroplan LP arranged for senior secured credit facilities in the amount of $475 million. The credit facilities consist of one $300 million (or the U.S. dollar equivalent there of) term facility (the "Term A Facility"), a $100 million (or the U.S. dollar equivalent there of) acquisition facility (the "Term B Facility") and a $75 million (or the U.S. dollar equivalent there of) revolving term credit facility. The Term A Facility was drawn on June 29, 2005 in the amount of $300 million. The Term B Facility will be available for multiple drawings to fund permitted acquisitions. Under the Revolving Facility, $18 million was drawn on June 29, 2005 for general corporate and working capital purposes, which was repaid during the third quarter of 2005. At September 30, 2005, there were no amounts drawn under this facility. Refer to Note 4c to the Interim Unaudited Consolidated Third Quarter 2005 Financial Statements for additional information on the Aeroplan LP credit facilities.

         During the nine months ended September 30, 2005, Air Canada entered into a senior secured syndicated revolving credit facility in an aggregate amount of up to $300 million or the US dollar equivalent. As at September 30, 2005, the amount available under the Credit Facility was $300 million, and no amounts had been drawn.



-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 27
Third Quarter 2005 - Management's Discussion and Analysis

6.3.     Cash Flows from (used for) Investing Activities

         In the third quarter of 2005, short-term investments decreased by $136 million, with an accumulated net increase of $1,219 million in the first nine months of 2005. Short-term investments have original maturities over 90 days, but not more than one year. These investments can be readily converted to cash and are with institutions that have high credit ratings.

         In the third quarter of 2005, additions to capital assets amounted to $316 million ($411 million in the first nine months of 2005) and related mainly to the purchase of nine Embraer 175 aircraft. In the 2005 quarter, refunds of deposits on Bombardier aircraft of which the company has taken delivery, amounted to $34 million. Other additions to capital assets included inventory and spare engines, ground equipment and facilities and system development costs.

         On September 27, 2005, the Corporation invested $87 million (US$75 million) in the merged US Airways carrier in conjunction with US Airways' exit from US bankruptcy proceedings. The Corporation's investment represented approximately 7 per cent of the equity of the merged entity at the closing date. In connection with the equity investment, Air Canada and Technical Services continue to develop their commercial relationships with US Airways. Thus far, Technical Services has signed five-year contracts covering a range of activities including heavy maintenance of US Airways' Airbus A330 fleet, landing gear overhaul and work on a variety of engine and flight control components. These contracts will provide approximately $50 million in annual revenues to Technical Services. Ongoing discussions continue between US Airways and Technical Services on further contracts covering a wide variety of maintenance work. The dollar value and scope of contracts entered into is anticipated to grow further. In the area of airport services, meaningful cost reductions are expected as the Corporation and US Airways finalize agreements providing for the Corporation's relocation to more attractive airport facilities than currently utilized in a number of US cities.

         The equity investment is subject to a six-month holding period from the closing date. This investment has been accounted for using the cost method. In connection with the equity investment, ACE also received options to purchase additional common stock in US Airways. On closing of the transaction, ACE sold these options for proceeds of $1 million.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 28
Third Quarter 2005 - Management's Discussion and Analysis

7.   RECENT DEVELOPMENTS

2.1.     Update on the initial public offering of Jazz Air Limited Partnership

         On August 4, 2005, ACE announced its intention to proceed with an initial public offering of Jazz Air Limited Partnership ("Jazz") through an income trust structure, with ACE retaining a majority interest in Jazz. ACE is pursuing an initial public offering as a means to maximize the value of its investment in Jazz for the benefit of ACE shareholders. A preliminary prospectus in respect of the offering was expected to be filed in the third quarter of 2005.

         On September 30, 2005, the Corporation provided an update on its intention to proceed with an initial public offering of Jazz stating that the preparatory work to file a preliminary prospectus had been completed, and the document was ready for submission. However, given conditions in the income trust market subsequent to the launch by the Department of Finance of consultations on the economic and fiscal implications of publicly listed flow-through entities (FTEs), including income trusts, and the decision by the Minister of National Revenue to postpone providing advance rulings respecting FTE structures, ACE management felt it appropriate to refrain from proceeding with the filing. ACE will proceed with a Jazz offering as market conditions warrant.



-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 29
Third Quarter 2005 - Management's Discussion and Analysis

8.  LIQUIDITY

         As at September 30, 2005, ACE had cash, cash equivalents and short-term investments of $2.5 billion and positive working capital of $705 million.

         On April 6, 2005, Air Canada entered into a senior secured syndicated revolving credit facility in an aggregate amount of up to $300 million or the US dollar equivalent. The revolving credit facility has a two-year term which can be extended at Air Canada's option for additional one-year periods on each anniversary of closing, subject to prior approval by a majority of the lenders. Included in the aggregate amount is a swing line facility of up to $20 million provided for cash management and working capital purposes. The amount available to be drawn by Air Canada under the revolving credit facility is limited to the lesser of $300 million and the amount of a borrowing base determined with reference to certain eligible accounts receivable of Air Canada and certain eligible owned and leased real property of Air Canada. As at September 30, 2005, the amount available under the credit facilities was $300 million and no amounts had been drawn. The credit facility is secured by a first priority security interest and hypothec over the present and after-acquired property of Air Canada, subject to certain exclusions and permitted encumbrances.

         The Corporation has a senior secured syndicated revolving credit facility in an aggregate amount of up to $300 million or the US dollar equivalent. Debt repayment obligations in the future are expected to be met from cash flows from operations. Future aircraft deliveries have committed financing from the manufacturers or a third party.

         The Corporation could potentially realize additional funding through the monetization of or sale of interests in certain divisions or subsidiaries.




-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 30
Third Quarter 2005 - Management's Discussion and Analysis

Summary of Principal Repayment and Future Minimum Lease Payment Requirements
----------------------------------------------------------------------------
as at September 30, 2005
------------------------

         The table below summarizes ACE's principal repayment requirements as at September 30, 2005 through to 2009 on long-term debt, capital lease obligations, and aircraft, engine and fuel facility debt consolidated as variable interest entities under AcG-15, as well as the Corporation's future minimum lease payments under existing operating leases as at September 30, 2005, as further described in Notes 4 and 9 to the Interim Unaudited Third Quarter 2005 Consolidated Financial Statements.

------------------------------------------------------------------------------------------------------------------
                                                              Remainder of
($ millions)                                                          2005      2006      2007      2008     2009
                                                             -------------- --------- --------- --------- --------

Long-Term Debt and Capital Lease Obligations (1)
------------------------------------------------
Long-term debt principal obligations (Note 4)                           14        40        41        60      338
Debt consolidated under AcG-15 (Note 4)                                 11        72       114       112       55
Capital lease principal obligations (Note 4)                            45       140       173       171       84
                                                             -----------------------------------------------------
Total Long-Term Debt and Capital Lease Obligations                      70       252       328       343      477
                                                             =====================================================

Operating Leases (excluding leases accounted for as VIEs
--------------------------------------------------------
under AcG-15)
-------------
-Future minimum lease payments under
 existing operating leases of aircraft (Note 9)                        111       438       387       305      252
-Future minimum lease payments under
 existing leases for other property                                     25        57        48        46       33
                                                             -----------------------------------------------------
                                                                       136       495       435       351      285
                                                             =====================================================

------------------------------------------------------------------------------------------------------------------

    (1) Includes end of lease debt principal payments due on aircraft and engine leasing entities consolidated under AcG-15, before taking into account the anticipated fair value of the aircraft and engines at the time of lease expiry. In 2007, amounts due of approximately US$39 million relate to end of lease obligations with current aircraft fair values of approximately US$43 million. In 2008, amounts due of approximately US$50 million relate to end of lease obligations with current aircraft fair values of approximately US$98 million. In these leasing transactions, Air Canada has the option either to refinance the aircraft on lease expiry or to return the aircraft to the lessor. On a lease return, Air Canada may be required to make a residual value payment in the event aircraft sale proceeds are less than amounts outstanding under the lease.

         Long-term debt and capital lease obligations as at September 30, 2005 combined with the estimated present value of committed future aircraft lease payments for the period to the end of the lease term and estimated future purchase options, net of cash and short term investments, amounted to approximately $3.5 billion compared to approximately $12 billion at December 31, 2002, prior to filing for creditor protection under CCAA.



-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 31
Third Quarter 2005 - Management's Discussion and Analysis

Capital Expenditures
--------------------

         As disclosed in ACE's 2004 Management's Discussion and Analysis of Results, in 2004, Air Canada signed definitive purchase agreements with Embraer Empresa Brasileira de Aeronautica S.A. (Embraer) and Bombardier Inc. (Bombardier).

         The agreement with Embraer covers firm orders for 45 Embraer 190 series aircraft as well as 15 Embraer 175 series aircraft. The purchase agreement also contains rights to exercise options for up to 60 additional Embraer 190 series aircraft as well as providing for conversion rights to other Embraer models. No commitments have been made at this time on these exercisable options and conversion rights. Deliveries of the Embraer 175 series aircraft began in July 2005, with the Embraer 190 series deliveries scheduled to commence in November 2005. As of September 30, 2005, nine of the Embraer 175 series firm aircraft orders have been completed and, of the remaining six deliveries, two aircraft were delivered in October and four are to be received by the end of 2005. By the end of 2005, four Embraer 190 series firm aircraft are scheduled to be delivered.

         The agreement with Bombardier covers firm orders for 15 Bombardier CRJ700 Series 705 aircraft and 30 Bombardier CRJ200 aircraft of which one Bombardier CRJ200 aircraft was cancelled on November 1, 2005 and of which 14 Bombardier CRJ200 aircraft may be cancelled, all without penalty. The purchase agreement also contains options for an additional 45 aircraft. Deliveries of the 50-seat Bombardier CRJ200 15 firm aircraft orders have been completed. No commitments have been made at this time on these cancellable orders and additional options. Deliveries of the 75-seat CRJ700 Series 705 deliveries began in May 2005. As of September 30, 2005, twelve of the CRJ700 Series 705 firm aircraft orders have been delivered and the remaining three deliveries are to be received by the end of 2005. The Corporation has received financing commitments from the manufacturers or a third party covering all firm aircraft orders.



-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 32
Third Quarter 2005 - Management's Discussion and Analysis

Projected Pension Funding Obligations
-------------------------------------

         The table below provides projections for the Corporation's pension funding obligations over the next five years:

---------------------------------------------------------------------------------------------
                                         Remainder of
($ millions)                                     2005      2006      2007     2008      2009
                                         ------------- --------- --------- -------- ---------

Past service registered plans                      27       198       211      206       209
Current service registered plans                   33       133       135      140       145
Other pension arrangements                         16        52        56       61        65
                                         ====================================================
Projected pension funding obligations              76       383       402      407       419
----------------------------------------------------------------------------------------------

         The above pension funding requirements are in respect of the Corporation's pension arrangements. For domestic registered pension plans, the funding requirements are based on the minimum past service contributions revealed by the January 1, 2005 actuarial valuations plus a projection of the current service contributions. The required contributions above assume no future gains and losses on plan assets and liabilities over the projection period. The changes in the economic conditions, mainly the return of the fund and the change in interest rates used for solvency valuations, will impact on projected required contributions.

         As at January 1, 2005 the solvency deficit in the registered domestic plans was $1,416 million compared to $1,254 million at January 1, 2004. Notwithstanding the increase in the deficit, the solvency ratio of 87 per cent at January 1, 2005 was unchanged from the ratio at January 1, 2004, reflecting an increase in both pension assets and obligations.



-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 33
Third Quarter 2005 - Management's Discussion and Analysis

9. QUARTERLY RESULTS

         The table below describes quarterly financial results of Air Canada for the last quarter of 2003 and the first three quarters of 2004 and the financial results of ACE for the fourth quarter of 2004 and the first three quarters of 2005, as well as major operating statistics:

                                    Quarterly Financial Data - Condensed Consolidated
------------------------------------------------------------------------------------------------------------------------------
|$ millions                                |            Predecessor Company       |               Successor Company           |
|(except per share figures)                |                 Air Canada           |                      ACE                  |
|                                          |--------------------------------------|-------------------------------------------|
|                                          |  2003    |                 2004      |            |              2005            |
|------------------------------------------|----------|---------------------------|------------|------------------------------|
|                                          |    Q4    |   Q1        Q2       Q3   |      Q4    |    Q1         Q2       Q3    |
|------------------------------------------|--------------------------------------|-------------------------------------------|
|                                          |                                      |                                           |
|Passenger revenues                        |   1,615     1,661     1,844    2,123 |     1,681      1,739      2,100    2,461  |
|Cargo revenues                            |     131       126       137      142 |       151        135        147      162  |
|Other revenues                            |     231       334       240      231 |       230        303        211      210  |
|                                          |--------------------------------------|-------------------------------------------|
|Operating revenues                        |   1,977     2,121     2,221    2,496 |     2,062      2,177      2,458    2,833  |
|                                          |                                      |                                           |
|Operating expenses                        |   2,054     2,266     2,199    2,253 |     2,065      2,187      2,281    2,513  |
|                                          |--------------------------------------|-------------------------------------------|
|                                          |                                      |                                           |
|Operating income (loss) before            |                                      |                                           |
|   reorganization and restructuring items |     (77)     (145)       22      243 |        (3)       (10)       177      320  |
|                                          |                                      |                                           |
|Reorganization and  restructuring items   |    (560)     (132)     (426)    (313)|         -          -          -        -  |
|                                          |                                      |                                           |
|Non-operating income (expense)            |    (132)      (43)      (72)    (133)|       (67)       (66)       100      (38) |
|                                          |--------------------------------------|-------------------------------------------|
|                                          |                                      |                                           |
|Gain (loss) before foreign exchange on    |                                      |                                           |
|  non- compromised monetary items         |                                      |                                           |
|  and income taxes                        |    (769)     (320)     (476)    (203)|       (70)       (76)       277      282  |
|                                          |                                      |                                           |
|Non-controlling interest                  |       -         -         -        - |         -          -          -       (9) |
|                                          |                                      |                                           |
|FX gain (loss) on non-compromised         |                                      |                                           |
|  monetary items                          |      (7)       17       (34)     123 |        98        (15)       (53)     125  |
|                                          |--------------------------------------|-------------------------------------------|
|                                          |                                      |                                           |
|  Income (loss) before income taxes       |    (776)     (303)     (510)     (80)|        28        (91)       224      398  |
|                                          |                                      |                                           |
|Recovery of (provision                    |                                      |                                           |
|  for) income taxes                       |       8        (1)        -       (1)|       (13)        14        (56)    (128) |
|                                          |--------------------------------------|-------------------------------------------|
|                                          |                                      |                                           |
|Net income (loss)                         |    (768)     (304)     (510)     (81)|        15        (77)       168      270  |
|                                          |======================================|===========================================|
|                                          |                                      |                                           |
|Earnings (loss)  (1)                      |                                      |                                           |
|   Per share - basic                      |   (6.39)    (2.53)    (4.24)   (0.67)|      0.17      (0.87)      1.67    2.66   |
|   Per share - diluted                    |   (6.39)    (2.53)    (4.24)   (0.67)|      0.17      (0.87)      1.49    2.33   |
|                                          |                                      |                                           |
|Revenue passenger miles (millions)        |   9,289    10,057    10,836   12,853 |     9,681     10,586     11,613   13,981  |
|                                          |                                      |                                           |
|Available seat miles (millions)           |  13,115    13,797    13,931   15,993 |    12,815     13,566     14,487   16,961  |
|                                          |                                      |                                           |
|Passenger load factor (%)                 |    70.8      72.9      77.8     80.4 |      75.5       78.0       80.2     82.4  |
|                                          |                                      |                                           |
|Operating expense per                     |                                      |                                           |
|  available seat mile (CASM)  (cents)     |    15.7      16.4      15.8     14.1 |      16.1       16.1       15.7     14.8  |
|Operating expense per available seat      |                                      |                                           |
|mile excl. fuel expense (cents)           |    13.5      14.0      13.1     11.2 |      12.7       13.1       12.1     10.8  |
|                                          |                                      |                                           |
------------------------------------------------------------------------------------------------------------------------------

         (1) Pursuant to the Plan as further described in Note 2 to the 2004 Annual Consolidated Financial Statements, all issued and outstanding options of Air Canada and warrants were cancelled without payment or consideration. In addition, a new share capital was established under ACE, as further described in Notes 19 and 20 to the 2004 Annual Consolidated Financial Statements.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 34
Third Quarter 2005 - Management's Discussion and Analysis

10.      SEGMENT INFORMATION

         As a result of the corporate restructuring, the Corporation's businesses are operated through four reporting segments: transportation services, loyalty program, technical services, and regional operations. In the Predecessor Company, Technical Services was a cost centre within Air Canada and discrete financial information is not available. A capacity purchase agreement between Air Canada and Jazz came into effect on September 30, 2004. The Regional Operations segment information in the Successor Company is not comparable to that of the Predecessor Company as a result of this new agreement.

         As described in page 5 of this MD&A, the Corporation changed the accounting policy as of September 30, 2004 for the recognition of its revenues relating to the Loyalty Program. As a result, Loyalty Program results are not directly comparable to prior periods.

         Segment financial information has been prepared consistent with how financial information is produced internally for the purposes of making operating decisions. Segments negotiate transactions with each other as if they were unrelated parties. A reconciliation of the total amounts reported by each segment to the applicable amounts in the consolidated financial statements follows:

-----------------------------------------------------------------------------------------------------------------------
                                                           Successor Company ACE Aviation
                                                       Three Months Ended September 30, 2005
                              -----------------------------------------------------------------------------------------
                               Transportation     Loyalty       Technical      Regional     Inter-Segment     ACE
                                  Services        Program       Services      Operations    Elimination   Consolidated
                                    (a)             (b)                          (c)
-----------------------------------------------------------------------------------------------------------------------
Passenger revenue                        2,461             -             -              -             -          2,461
Cargo revenue                              162             -             -              -             -            162
Other revenue                              (8)           154            62              2             -            210
                              -----------------------------------------------------------------------------------------
External revenue                         2,615           154            62              2             -          2,833
Inter-segment revenue                       59             2           124            271         (456)              -
                              -----------------------------------------------------------------------------------------
Total revenue                            2,674           156           186            273         (456)          2,833
                              -----------------------------------------------------------------------------------------

Aircraft rent                               91             -             -             23           (2)            112
Amortization of capital
assets                                     104             2             8              4             -            118
Other operating expenses                 2,219           134           175            209         (454)          2,283
                              -----------------------------------------------------------------------------------------
Total operating expenses                 2,414           136           183            236         (456)          2,513

Operating income                           260            20             3             37             -            320

Total non-operating income
(expense), non-controlling
interest, foreign exchange
and income taxes                          (46)           (1)           (3)              -             -           (50)

                              -----------------------------------------------------------------------------------------
Segment Results                            214            19             -             37             -            270
                              -----------------------------------------------------------------------------------------

Operating Margin %                         9.7          12.8           1.6           13.5             -           11.3
EBITDAR                                    455            22            11             64           (2)            550
-----------------------------------------------------------------------------------------------------------------------

         Results for the third quarter 2005 for the Technical Services segment were negatively impacted by the annual cyclical nature of the Air Canada maintenance program which created temporary underutilized capacity in the Montreal and Winnipeg maintenance centres. In addition, the increase in the Technical Services operating expenses, compared to the first half of the year, is due to the opening of additional maintenance lines in Montreal and start-up costs required for customers other than Air Canada and to


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 35
Third Quarter 2005 - Management's Discussion and Analysis expenses relating to an employee profit sharing program which were not recorded in the Technical Services segment for the first half of the year.

         Segment results for Technical Services for the nine months ended September 30, 2005 reflect an income of $41 million.

---------------------------------------------------------------------------------------------------------------------
                                                           Successor Company ACE Aviation
                                                        Nine Months Ended September 30, 2005
                              ---------------------------------------------------------------------------------------
                               Transportation     Loyalty      Technical      Regional     Inter-Segment      ACE
                                  Services        Program       Services     Operations    Elimination   Consolidated
                                    (a)             (b)                          (c)
---------------------------------------------------------------------------------------------------------------------
Passenger revenue                      6,299             -             -              1             -          6,300
Cargo revenue                            444             -             -              -             -            444
Other revenue                             92           478           148              6             -            724
                              ---------------------------------------------------------------------------------------
External revenue                       6,835           478           148              7             -          7,468
Inter-segment revenue                    160             8           414            710        (1,292)             -
                              ---------------------------------------------------------------------------------------
Total revenue                          6,995           486           562            717        (1,292)         7,468
                              ---------------------------------------------------------------------------------------

Aircraft rent                            251             -             -             54            (5)           300
Amortization of capital
assets                                   313             6            24             14             -            357
Other operating expenses               6,160           408           487            556        (1,287)         6,324
                              ---------------------------------------------------------------------------------------
Total operating expenses               6,724           414           511            624        (1,292)         6,981

Operating income                         271            72            51             93             -            487

Total non-operating income
(expense), non-controlling
interest, foreign exchange
and income taxes                        (108)           (1)          (10)            (7)            -           (126)
                              ---------------------------------------------------------------------------------------
Segment Results                          163            71            41             86             -            361
                              ---------------------------------------------------------------------------------------

Operating Margin %                       3.9          14.8           9.1           13.0             -            6.5
EBITDAR                                  835            78            75            161            (5)         1,144
---------------------------------------------------------------------------------------------------------------------

         Going forward from the date of the Aeroplan offering, as described in
Note 5 to the Interim Unaudited Third Quarter 2005 Consolidated Financial Statements, a non-controlling interest charge is recorded upon the consolidation of Aeroplan LP. As Aeroplan LP's non-controlling interest capital is in a deficit position, the non-controlling interest charge is equal to the greater of the non-controlling interest holders' share of the Aeroplan LP earnings for the period or the amount of distributions to the non-controlling interest holder during the period.

         a) Includes revenues and costs for Air Canada operations, Jazz transportation revenues and fees to Air Canada for Jazz operations under the capacity purchase agreement, as well as AC Cargo Limited Partnership (doing business as Air Canada Cargo), Destina eCommerce Group LP, ACGHS Limited Partnership (doing business as Air Canada Groundhandling), Touram Limited Partnership (doing business as Air Canada Vacations), and ACE. Destina eCommerce Group LP is a successor to Destina.ca Inc. and AC Online Limited Partnership, all assets of the latter entities have been transferred to Destina eCommerce Group LP as of July 1, 2005. Inter-segment revenue includes management fees and costs and operating services charged to the other segments. Foreign exchange is included by management in the Transportation Services segment. Interest expense in the Transportation Services segment represents interest on third party debt. Interest expense included in other segments represents interest on intercompany debt and third party debt. Management reflects all income taxes within the Transportation Services segment including any income taxes that may be applicable to amounts earned in the other segments because the activities of the other segments are carried out as limited partnerships and the income is taxable in certain entities included in Transportation Services.

-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 36
Third Quarter 2005 - Management's Discussion and Analysis

         Certain adjustments related to transactions between Air Canada and the Loyalty Program segment are recorded within the Transportation Services segment. These adjustments relate mainly to the revenue recognition timing difference from when Aeroplan records revenues, at the time a Mile is redeemed for air travel, to the consolidated accounting policy of revenue recognition at the time reward transportation is provided. In addition, the Loyalty Program segment records revenue from the redemption of Miles in Other revenue, whereas on the consolidated financial statements, Miles redeemed for air travel on Air Canada and Jazz are recorded in Passenger revenue. In the Loyalty Program segment information, the cost to Aeroplan of purchasing rewards is recorded in other operating expenses. The adjustment for these items in the three months ended September 30, 2005 is an add back of $96 million to Other revenue and Other operating expenses ($296 million for the nine months ended September 30, 2005).

         b) Other revenue includes revenue recognized on redemption of points accumulated through both air and third party contracts. Inter-segment revenue of $2 million ($8 million for the nine months ended September 30, 2005) represents the management fee charged to Air Canada by Aeroplan relating to the redemption of points accumulated prior to January 1, 2002. The value of points earned through air travel, charged by Aeroplan to Air Canada, is recorded in Aeroplan's accounts as deferred revenues.

         c) Includes Jazz operations under the capacity purchase agreement effective September 30, 2004.

-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 37
Third Quarter 2005 - Management's Discussion and Analysis

11.  ACCOUNTING POLICIES

         The Interim Unaudited Consolidated Third Quarter 2005 Financial Statements for the Successor Company are based on the accounting policies consistent with those disclosed in Note 4 to the 2004 Annual Consolidated Financial Statements of ACE with the exception of the adoption of the accounting policies as further described below under "New Policies". The accounting policies of the Successor Company were consistent with those of the Predecessor Company, with the exception of the fair value adjustments applied under fresh start reporting and the accounting policies noted below.

Property and Equipment
----------------------

         On the application of fresh start accounting effective September 30, 2004, the estimated useful lives of buildings was extended to periods not exceeding 50 years. The Predecessor Company depreciated buildings over their useful lives not exceeding 30 years.

Air Transportation Revenues and Loyalty Program
-----------------------------------------------

         Effective September 30, 2004, Miles redeemed for air travel on Air Canada and Jazz are included in Passenger revenue and Miles redeemed for other than travel are included in Other revenue. For additional information on Aeroplan passenger revenues, refer to page 5 of this MD&A.

Non-transportation Revenues
---------------------------

         Non-transportation revenues include certain loyalty program revenues, as described in Loyalty Program, as well as revenues from technical services maintenance and other airline-related services. The Predecessor Company recorded all loyalty program revenues under non-transportation revenues prior to September 30, 2004.

Segment Reporting
-----------------

         As a result of the corporate restructuring, the segment reporting structure for the Successor Company reflects four reportable segments consistent with the current management of the business: transportation services, loyalty program, technical services, and regional operations. In the Predecessor Company, there was one reportable segment.

New Policies
------------

Consolidation of Variable Interest Entities

         Accounting Guideline 15 - Consolidation of Variable Interest Entities (AcG-15) is effective for periods beginning on or after November 1, 2004; as a result, ACE adopted this standard effective January 1, 2005. AcG-15 relates to the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of AcG-15 is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a "variable interest entity") in its consolidated financial statements. Restatement of comparative financial information is not required under AcG-15.

         An entity falls under the guidance in AcG-15 and is classified a variable interest entity (VIE) if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors that cannot make significant

-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 38
Third Quarter 2005 - Management's Discussion and Analysis decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that will absorb a majority of the expected losses or will receive the majority of the expected residual returns or both, as a result of ownership, contractual or other financial interests in the VIE.

         The adoption of AcG-15 and the consolidation of the variable interest entities (VIEs) does not alter the underlying contractual arrangements between Air Canada, as lessee, and its lessors, nor the cash payments from Air Canada to the lessors. Over the life of the lease, the accounting expense is consistent between an operating lease and an aircraft leasing entity consolidated under AcG-15. However, there may be timing differences in any given period between net expense recorded under an operating lease versus an aircraft leasing entity consolidated under AcG-15. The main reason for the difference is due to the fact that lease expense under operating leases is straight-lined over the term of the lease whereas the interest expense under the debt obligation in the variable interest entities is based on the effective interest rate method. The effective interest rate method results in interest expense being recorded proportionate to the amount of the outstanding debt, which declines over time. In addition, foreign currency adjustments are recorded on the outstanding debt obligations of the VIEs; changes in foreign exchange rates are straight-lined over the term of the lease under operating lease accounting.

Aircraft and Engine Leasing Transactions
----------------------------------------

         Prior to the adoption of AcG-15, Air Canada entered into aircraft and engine lease transactions with a number of special purpose entities that are referred to as VIEs under AcG-15. As a result of the adoption of AcG-15 and Air Canada being the primary beneficiary of these VIEs, the Corporation consolidated in its financial statements leasing entities covering 51 aircraft and 22 engines previously accounted for as operating leases. The following adjustments to the consolidated statement of financial position as at January 1, 2005 result from consolidating these lease structures on initial adoption of AcG-15:

--------------------------------------------------------------------------------
$ millions                                          Assets       Liabilities and
                                                            Shareholders' Equity
                                                 -------------------------------

Increase to property and equipment                  1,304
Decrease to deferred charges                          (45)
Decrease to intangible assets                          (6)
Increase to other assets                              113
Increase to current portion of long-term debt                                77
Increase to long-term debt                                                1,173
Increase to non-controlling interest                                        181
Decrease to other long-term liabilities                                    (155)
Cumulative effect of change in accounting policy                             90
                                                 -------------------------------
                                                     1,366                1,366
                                                 ===============================

--------------------------------------------------------------------------------

         The increase to other assets represents restricted cash held in the VIEs and the fair value of a currency swap arrangement of $7 million in favour of the Corporation, taking into account foreign exchange rates in effect as at December 31, 2004. This currency swap was put in place on the inception of the leases for 11 Canadair Regional Jet aircraft. This currency swap has not been designated as a hedge for accounting purposes.

-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 39
Third Quarter 2005 - Management's Discussion and Analysis

Fuel Facilities Arrangements
----------------------------

         Air Canada and Jazz participate in fuel facilities arrangements, along with other airlines to contract for fuel services at various domestic airports. The Fuel Facilities Corporations are organizations incorporated under federal or provincial business corporations acts in order to acquire, finance and lease assets used in connection with the fuelling of aircraft and ground support equipment. The Fuel Facilities Corporations operate on a cost recovery basis.

         Under AcG-15, the Corporation is the primary beneficiary of certain of the Fuel Facilities Corporations. On January 1, 2005 the Corporation consolidated in its financial statements three fuel facilities corporations, resulting in the following adjustments:

--------------------------------------------------------------------------------
$ millions                                                       Liabilities and
                                                  Assets    Shareholders' Equity
                                                 -------------------------------

Increase to property and equipment                   113
Increase to long-term debt                                                  51
Increase to non-controlling interest                                         8
Decrease to other long-term liabilities                                      2
Cumulative effect of change in accounting policy                            52
                                                 -------------------------------
                                                     113                   113
                                                 ===============================

--------------------------------------------------------------------------------

         The remaining five Fuel Facilities Corporations in Canada that have not been consolidated have assets of approximately $103 million and debt of approximately $90 million, which is the Corporation's maximum exposure to loss without taking into consideration any cost sharing that would occur amongst the other contracting airlines. The Corporation views this loss potential as remote.

Effect in Current Period
------------------------

         In the third quarter of 2005, the net impact of adopting AcG-15 on the Corporation's results was a pre-tax income of $38 million or $0.38 per share, basic. The impact of the adoption of AcG-15 was a reduction to aircraft rent expense of $30 million, an increase to depreciation expense of $20 million, an increase to net interest expense of $24 million, a foreign exchange gain of $55 million and a non-controlling interest charge of $3 million compared to financial results had AcG-15 not been effective.

         For the nine months ended September 30, 2005, the net impact of adopting AcG-15 on the Corporation's results was a pre-tax charge of $25 million or $0.26 per share, basic. The impact of the adoption of AcG-15 was a reduction to aircraft rent expense of $87 million, an increase to depreciation expense of $66 million, an increase to net interest expense of $69 million, a foreign exchange gain of $34 million and a non-controlling interest charge of $11 million compared to financial results had AcG-15 not been effective.


-------------------------------------------------------------------------------
ACE Aviation Holdings Inc.                                              Page 40
Third Quarter 2005 - Management's Discussion and Analysis

Prior Periods
-------------

         Restatement of comparative financial information is not required by AcG-15. The cumulative effect to retained earnings on the adoption of AcG-15 as at January 1, 2005 is an increase of $142 million.

Foreign Currency Translation of Financial Statements of Integrated
------------------------------------------------------------------
Foreign Operations
------------------

         The majority of the VIEs are not Canadian based entities and monetary assets and liabilities of the VIEs are denominated in foreign currencies, principally US dollars. The Corporation applies the temporal method for the translation of the financial statements of the VIEs denominated in foreign currencies. Monetary assets and liabilities of the VIEs are translated at rates of exchange in effect at the date of the consolidated statement of financial position. Non-monetary items are translated at historical exchange rates. Expense items are translated at the average rate of exchange for the period, which results in substantially the same reporting currency amounts that would have resulted had the underlying transactions been translated on the dates they occurred. Depreciation of assets translated at historical exchange rates are translated at the same exchange rates as the assets to which they relate.

Asset Retirement Obligations
----------------------------

         As a result of the consolidation of certain Fuel Facilities Corporations, the Corporation has applied the Canadian Institute of Chartered Accountants Section 3110, "Accounting for Asset Retirement Obligations", which requires the Corporation to record an asset and related liability for the costs associated with the retirement of long-lived tangible assets when a legal liability to retire such assets exists. Under Section 3110, the fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and then amortized over its estimated useful life. In subsequent periods, the asset retirement obligation is adjusted for the passage of time and any changes in the amount of the underlying cash flows through charges to earnings. A gain or loss may be incurred upon settlement of the liability.

         Under the terms of its land leases, the Fuel Facilities Corporations have the obligation to restore the land to vacant condition at the end of the lease and to rectify any environmental damage for which is it responsible. If it was found that the Fuel Facilities Corporations had to contribute to any remediation costs, each contracting airline would share pro rata, based on system usage, in the costs. For Fuel Facilities Corporations that are consolidated under AcG-15, the Corporation has recorded an obligation of $2 million ($12 million undiscounted) representing the present value of the estimated decommissioning and remediation obligations at the end of the lease, with lease term expiry dates ranging from 2032 to 2039. This estimate is based on numerous assumptions including the overall cost of decommissioning and remediation and the selection of alternative decommissioning and remediation approaches.

Investments
-----------

         Investments not subject to significant influence are carried at cost and any declines in value that are determined to be other than temporary are included in earnings. Earnings from such investments are recognized only to the extent received or receivable.


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ACE Aviation Holdings Inc.                                              Page 41
Third Quarter 2005 - Management's Discussion and Analysis

Future Accounting Standard Changes
----------------------------------

Financial Instruments and Comprehensive Income

         The Accounting Standards Board has issued three new standards dealing with financial instruments: (i) Financial Instruments - Recognition and Measurement (ii) Hedges and (iii) Comprehensive Income. The key principles under these standards are all financial instruments, including derivatives, are to be included on a company's balance sheet and measured, either at their fair values or, in limited circumstances when fair value may not be considered most relevant, at cost or amortized cost. Financial instruments intended to be held-to-maturity should be measured at amortized cost. Existing requirements for hedge accounting are extended to specify how hedge accounting should be performed. Also, a new location for recognizing certain gains and losses - other comprehensive income - has been introduced. This provides for certain gains and losses arising from changes in fair value to be temporarily recorded outside the income statement but in a transparent manner. The new standards are effective for the Corporation beginning January 1, 2007 and are applied prospectively. As the Corporation has financial instruments, implementation planning will be necessary to review the new standards to determine the impact on the Corporation.


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ACE Aviation Holdings Inc.                                              Page 42
Third Quarter 2005 - Management's Discussion and Analysis

12.   MATERIAL CHANGES

         There have been no material changes in debt and lease obligations from the disclosures included in ACE's 2004 Management's Discussion and Analysis of Results dated March 18, 2005, with the exception of the impact of the adoption of AcG-15, the financial offerings completed in April 2005 and the Aeroplan transaction as described in ACE's Second Quarter 2005 Management's Discussion and Analysis of Results. In addition, there have been no material changes in critical accounting estimates, tax, risk management and outlook from the disclosures included in ACE's 2004 Management's Discussion and Analysis of Results dated March 18, 2005.





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ACE Aviation Holdings Inc.                                              Page 43
Third Quarter 2005 - Management's Discussion and Analysis

13.  RISK FACTORS

         For a detailed description of the possible risk factors associated with ACE and/or its subsidiaries, refer to the section entitled "Risk Factors" in ACE's 2004 Management's Discussion and Analysis of Results dated March 18, 2005. There have been no material changes to the risk factors disclosed at that time.





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ACE Aviation Holdings Inc.                                              Page 44
Third Quarter 2005 - Management's Discussion and Analysis

                                                                      Document 4

   Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Robert A. Milton, President and Chief Executive Officer of ACE AVIATION HOLDINGS INC. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of ACE AVIATION HOLDINGS INC., (the "issuer") for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 2, 2005

/S/ Robert A. Milton
----------------------------
Robert A. Milton
President and Chief Executive Officer

                                                                      Document 5

   Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Brian Dunne, Executive Vice-President and Chief Financial Officer of ACE AVIATION HOLDINGS INC. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of ACE AVIATION HOLDINGS INC., (the "issuer") for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 2, 2005

/S/ Brian Dunne
----------------------
Brian Dunne
Executive Vice-President and Chief Financial Officer

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ACE AVIATION HOLDINGS INC.
                                       -----------------------------------------
                                                   (Registrant)

Date:   November 2, 2005               By: /S/ BRIAN DUNNE
       -------------------------           -------------------------------------
                                           Name:  Brian Dunne
                                           Title: Executive Vice-President and
                                                  Chief Financial Officer